As filed with the Securities and Exchange Commission on July 13, 2010
Registration No. 333-166129
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-effective
AMENDMENT NO. 3
to
Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Molycorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	3390	27-2301797
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5619 Denver Tech Center Parkway
Suite 1000
Greenwood Village, Colorado 80111
(303) 843-8040
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark A. Smith
President and Chief Executive Officer
5619 Denver Tech Center Parkway
Suite 1000
Greenwood Village, Colorado 80111
(303) 843-8040
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John F. Ashburn, Jr., Esq. Executive Vice President and General Counsel 5619 Denver Tech Center Parkway Suite 1000 Greenwood Village, Colorado 80111 Tel: (303) 843-8040 Fax: (303) 843-8082	Christopher M. Kelly, Esq. Michael J. Solecki, Esq. Jones Day North Point 901 Lakeside Avenue Cleveland, Ohio 44114 Tel: (216) 586-3939 Fax: (216) 579-0212	Michael Kaplan, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Tel: (212) 450-4000 Fax: (212) 701-5800

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)	Fee(2)
Common Stock, par value $0.001 per share	$549,843,750	$39,204

(1)	This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the registrant. These figures are estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)	Of this amount, $24,955 was previously paid by the registrant in connection with the initial filing of this Registration Statement and $14,249 has been paid in connection with this filing.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell securities under this registration statement until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell any securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION
Prospectus Dated July 12, 2010

PROSPECTUS

28,125,000 Shares

Molycorp, Inc.

Common Stock

This is the initial public offering of shares of our common stock. We are offering 28,125,000 shares of common stock.

Currently, no public market exists for our common stock. We expect the public offering price to be between $15.00 and $17.00 per share. We have applied to list our common stock on The New York Stock Exchange under the symbol “MCP.”

Investing in our common stock involves risk. Please read carefully the section entitled “Risk Factors” beginning on page 15 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Molycorp, Inc.	$	$

The underwriters may also purchase up to an additional 4,218,750 shares from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment on or about          , 2010.

Morgan Stanley	J.P. Morgan

CIBC     Credit Suisse
     Stifel Nicolaus Weisel                Dahlman Rose & Company                Piper Jaffray
     Knight/Houlihan Lokey
Griffiths McBurney Corp.

Prospectus dated          , 2010.

We have not, and the underwriters have not, authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with different information. Neither we nor the underwriters take responsibility for, or can provide assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, operating results and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical consolidated financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless the context requires otherwise, references to “Molycorp,” “we,” “our” or “us” refer to Molycorp, LLC and its consolidated subsidiaries prior to the corporate reorganization (as described below) and Molycorp, Inc. and its consolidated subsidiaries after the corporate reorganization. As used in this prospectus, the term “ton” means a ton (equal to 2,000 pounds), the term “mt” means a metric tonne (equal to 2,205 pounds), the term “Roskill” means Roskill Consulting Group Limited, a rare-earth market consultant, the term “IMCOA” means the Industrial Minerals Company of Australia Pty Ltd, a rare-earth market consultant, and the terms “ROW” and “Rest of World” mean the entire world except China. For definitions of certain rare earth-related and mining terms, see “Glossary of Selected Mining Terms.” We provided compensation to Roskill and IMCOA for industry reports that they prepared for us, although such compensation is not contingent on the success of this offering. Some of the information that we attribute to Roskill and IMCOA in this prospectus has been derived from those reports.

Our Business

We are the only rare earth oxide, or REO, producer in the Western hemisphere and own one of the world’s largest, most fully developed rare earth projects outside of China. Furthermore, following the execution of our “mine-to-magnets” strategy and completion of our modernization and expansion efforts, we expect to be one of the world’s most integrated producers of rare earth products, including oxides, metals, alloys and magnets. Our rare earths are critical inputs in existing and emerging applications including: clean energy technologies, such as hybrid and electric vehicles and wind power turbines; multiple high-tech uses, including fiber optics, lasers and hard disk drives; numerous defense applications, such as guidance and control systems and global positioning systems; and advanced water treatment technology for use in industrial, military and outdoor recreation applications. Global demand for rare earth elements, or REEs, is projected to steadily increase due to continuing growth in existing applications and increased innovation and development of new end uses. We have made significant investments, and expect to continue to invest, in developing technologically advanced applications for individual REEs.

For the year ended December 31, 2009 and for the three months ended March 31, 2010, we generated approximately $7.1 million and $2.9 million of revenue, respectively, from sales of products manufactured from stockpiled feedstocks, although these levels of revenue are not representative of our planned level of operations after we restart mining operations.

Mine-to-Oxides

We and SRK Consulting (U.S.), Inc., or SRK Consulting, estimate total proven reserves of 88.0 million pounds of REO contained in 0.480 million tons of ore, with an average ore grade of 9.38%, and probable reserves of 2.12 billion pounds of REO contained in 13.108 million tons of ore, with an average ore grade of 8.20%, in each case using a cut-off grade of 5.0%, at our Mountain Pass mine. Based on these estimated reserves and an expected annual production rate of 19,050 mt of REO, our expected mine life is in excess of 30 years. According to Roskill, global REO production in 2008 was approximately 119,220 mt, of which only approximately 4,220 mt originated from outside of China, with Molycorp producing approximately 1,700 mt from its stockpiles and Russian producers producing approximately 2,500 mt. This contrasts with total demand outside of China in 2008 of approximately 50,000 mt, according to Roskill, with rapid growth expected by industry analysts. Upon completion of our modernization and expansion efforts, we will have the ability to produce 19,050 mt of REO per year to supply this non-Chinese demand and expect to have the capability to increase production to approximately 40,000 mt of REO per year, if warranted by market conditions.

At our Mountain Pass facility, we have the ability to mine, crush, mill and separate rare earth ore to produce individual REEs. We hold a 30-year mine plan permit and an associated environmental impact report, both of which were issued in 2004. Since our acquisition of the Mountain Pass facility, we have been producing and selling REOs from stockpiled feedstocks to significantly improve our solvent extraction technologies and capabilities. We are now achieving greater than 98% recovery in our solvent extraction units at commercial scale for lanthanum, didymium and a heavy rare earth concentrate composed of samarium, europium, gadolinium, dysprosium and terbium, or SEG concentrate, which we believe is one of the highest recovery rates in the world. We have also developed the expertise to produce the following REEs in many usable forms: bastnasite concentrate; cerium; lanthanum; neodymium; praseodymium; europium; samarium; gadolinium; dysprosium; and terbium. When used to describe the current recovery rate for our solvent extraction units, the term “commercial scale” means that the solvent extraction units are operating at such a production rate that the scale-up factor required to achieve the desired production rate is less than 10 times the current production rate.

Processing at our Mountain Pass facility entails mining the bastnasite ore followed by crushing and milling it to a fine powder. Milled bastnasite ore is then processed by flotation whereby the bastnasite, which is a mineral containing light and heavy rare earth elements, floats to the surface and is separated from the waste material, which sinks in a series of flotation cells. The resultant bastnasite concentrate is then processed by leaching with strong acid solutions followed by a series of solvent-extraction separation steps that produce various individual REO minerals, generally in a high purity (greater than 99%) oxide form. In the second quarter of 2010, we began processing bastnasite concentrate from our stockpiles in an effort to commercially demonstrate our new cracking technology while at the same time continue to further optimize our processing technologies and improve recovery rates compared to historical operations at the Mountain Pass facility.

We are preparing to recommence mining operations, which we expect to occur in late 2010. Recommencement of mining operations is expected to coincide with modernization of our processing capabilities to efficiently produce at a rate of 19,050 mt of REO per year by the end of 2012. The U.S. Government Accountability Office, or U.S. GAO, April 2010 briefing titled “Rare Earth Materials in the Defense Supply Chain,” which was prepared in accordance with the National Defense Reauthorization Act for Fiscal Year 2010 (Pub. L. No. 111-84), stated that, for a typical exploration-stage mine, once a company has secured the necessary capital to start a mine, government and industry officials said it can take from seven to 15 years to bring a property fully online, largely due to the time it takes to comply with multiple state and federal regulations. Since Molycorp’s Mountain Pass facility is not an early stage rare earth project, we believe it has significant timeline advantages as it has a well-defined ore body, an existing open pit with over 50 years of production history, an existing mine and reclamation plan, proven reserves, substantial permitting, and all necessary technology to successfully process and separate the rare earth elements at a commercial scale.

Oxides-To-Metals/Alloys

We expect to sell and transport a portion of the REOs we produce to customers for use in their particular applications. The remainder of the REOs will be processed into rare earth metals. A portion of these metals will be sold to end users and we expect to process the rest into rare earth alloys. These rare earth alloys can be used in a variety of applications, including but not limited to: electrodes for nickel metal hydride, or NiMH, battery production; samarium cobalt magnet production; and neodymium iron boron, or NdFeB, magnet production.

Our modernization and expansion plans envision adding facilities and equipment for metal conversion and alloy production at the Mountain Pass facility or an off-site property. In November 2009, we entered into a non-binding letter of intent to acquire a third-party producer of rare earth metals and alloys in the United

States, although we have not yet been able to enter into a definitive agreement. If we are able to enter into a definitive agreement and complete the acquisition, instead of adding such facilities and equipment at Mountain Pass or another site, we would transport cerium, lanthanum, neodymium, praseodymium, dysprosium, terbium and samarium oxide products from our Mountain Pass facility to that off-site location, which already possesses the technological capability to produce rare earth metals and alloys. Additionally, we have entered into a non-binding letter of intent with Neo Material Technologies Inc., or Neo Material, that, among other things, contemplates a technology transfer agreement pursuant to which Neo Material may provide us with technical assistance and know-how with respect to the production of rare earth metals, alloys and magnets.

Magnet Production

We are currently pursuing joint venture opportunities to integrate downstream into NdFeB magnet manufacturing in the United States. NdFeB magnets, which are critical components in “green” technologies and the miniaturization of electronics, are primarily manufactured in China (approximately 80%) and Japan (approximately 20%). We have entered into a non-binding letter of intent to form a collaborative joint venture with a third-party manufacturer of NdFeB magnets. This joint venture will provide us with access to the technology, people and facilities to convert our rare earth materials into the high-performance permanent magnets required for production of hybrid and electric vehicles, wind power turbines, high-tech applications and numerous advanced defense systems on which the U.S. economy and national security depend. The consummation of such a joint venture, in conjunction with our current modernization plans, the potential acquisition of a third-party rare earth metals and alloys producer and the potential technology transfer agreement with Neo Material, is expected to provide us with the capability to mine, process, separate and alloy individual REEs before manufacturing them into NdFeB magnets. This downstream integration would make us the only fully integrated producer of NdFeB magnets outside of China, helping to secure rare earth supply for the Rest of World.

Rare earth “mine-to-magnets” production supply chain

Industry Overview

The REE group includes 17 elements, namely the 15 lanthanide elements, which are cerium, lanthanum, neodymium, praseodymium, promethium (which does not occur naturally), samarium, europium, gadolinium, terbium, dysprosium, holmium, erbium, thulium, ytterbium and lutetium, and two elements that have similar chemical properties to the lanthanide elements — yttrium and scandium. The oxides produced from processing REEs are collectively referred to as REOs. Light and heavy REEs are contained in all rare earth deposits, including in our deposit at Mountain Pass. Heavy REEs generally command higher sales prices on a per pound basis than light REEs because heavy REEs are not as prevalent. Cerium, lanthanum, neodymium, praseodymium and samarium are considered “light REEs” that are more predominant in bastnasite, while europium, gadolinium, terbium, dysprosium, holmium, erbium, thulium, ytterbium and lutetium are considered “heavy REEs” that are more predominant in monazite. Our reserves are bastnasite, but there are also known monazite occurrences on our property that we are currently examining.

REEs have unique properties that make them critical materials to many existing applications upon which society has become dependent as well as emerging applications. Examples include:

•	Clean-Energy Technologies: hybrid and electric vehicles, wind power turbines and compact fluorescent lighting;

•	High-Technology Applications: miniaturization of cell phones, personal digital assistant devices, digital music players, hard disk drives used in computers, computing devices, “ear bud” speakers and microphones, as well as fiber optics, lasers and optical temperature sensors;

•	Critical Defense Applications: guidance and control systems, communications, global positioning systems, radar and sonar; and

•	Advanced Water Treatment: industrial, military, homeland security and domestic and foreign aid applications.

Global consumption of REEs is projected to steadily increase due to continuing growth in existing applications and increased innovation and development of new end uses. For example, the integration of rare earth permanent magnet drives into wind power turbines has substantially reduced the need for gearboxes, which increases overall efficiency and reliability. According to IMCOA and Roskill, total demand for rare earths outside of China is expected to increase at a compound annual growth rate, or CAGR, of approximately 4% to 5% between 2008 and 2014. In addition, according to Roskill, global demand for the more important magnetic rare earths, neodymium, praseodymium and dysprosium, is expected to grow at CAGRs of approximately 8%, 6% and 6%, respectively, over the same period. Both IMCOA and Roskill estimate that total global demand for rare earths is expected to increase from 124,000 mt in 2008 to 180,000 mt in 2014, which results in a CAGR of approximately 6% for that period.

China has dominated the global supply of REOs for the last ten years and, according to Roskill, accounted for approximately 96% of global REO production in 2008. Even with our planned production, global supply is expected by analysts to remain tight due to the combined effects of growing demand and actions taken by the Chinese government to restrict exports. The Chinese government heightened international supply concerns in August 2009 when China’s Interior Ministry signaled that it would further restrict exports of Chinese rare earth resources. Citing the importance of REE availability to internal industries and the desire to conserve resources, the Chinese government has announced export quotas, increased export tariffs and introduced a “mining quotas policy” that, in addition to imposing export quotas and export tariffs, also imposes production quotas and limits the issuance of new licenses for rare earth exploration. According to IMCOA, China’s export quotas have decreased from approximately 65,600 mt of REO in 2004 to approximately 50,100 mt of REO in 2009. In 2008, according to IMCOA, China imposed export taxes of up to 25% on selected REOs (primarily heavy REOs) and up to 15% for all other REOs (primarily light REOs). In addition, according to IMCOA, China’s Ministry of Industry and Information Technology issued a plan in 2009 to reduce the production of separated rare earths by 7% to 110,700 mt of REO in 2009. China’s internal consumption of rare earths is expected to continue to grow, leaving the Rest of World with less supply during a period of projected increasing global demand. China also dominates the manufacture of rare earth metals, producing substantially all of the world’s supply, and the manufacture of NdFeB magnets, producing approximately 80% of the world’s supply. Neither capability currently exists in the United States, as confirmed by the April 2010 U.S. GAO briefing.

China has also announced a national stockpile program, as has South Korea. Additionally, Japan has increased its national stockpile program. The U.S. Department of Defense is conducting a study, which is expected to be completed by September 2010, to determine its rare earth requirements and supply chain vulnerabilities and whether to build a strategic stockpile. These stockpile programs will likely accelerate the pace of the projected global REE deficit.

According to the April 2010 U.S. GAO briefing:

•	the Mountain Pass mine is the largest non-Chinese rare earth deposit in the world;

•	other U.S. rare earth deposits exist, but these deposits are still in early exploratory stages of development;

•	officials emphasized the significance of the widespread use of commercial-off-the-shelf products in defense systems that include rare earth materials, such as computer hard drives;

•	heavy REEs, such as dysprosium, which provide much of the heat-resistant qualities of permanent magnets used in many industry and defense applications, are considered to be important;

•	government and industry officials told the U.S. GAO that where rare earth materials are used in defense systems, the materials are responsible for the functionality of the component and would be difficult to replace without losing performance;

•	a 2009 National Defense Stockpile configuration report identified lanthanum, cerium, europium and gadolinium as having already caused some kind of weapon system production delay and recommended further study to determine the severity of the delays; and

•	defense systems will likely continue to depend on rare earth materials, based on their life cycles and lack of effective substitutes.

The forecasted demand by IMCOA set forth in the graph below assumes Mountain Pass and other rare earth projects commence production and account for a significant portion of the forecasted increase in supply. If these projects do not commence production when anticipated, there will be a gap between forecasted demand and forecasted supply. IMCOA and Roskill expect that this anticipated market dynamic will underpin strong pricing.

Source: IMCOA.

As a result of the global economic crisis, rare earth product prices declined by approximately 50% during 2008 and through the third quarter of 2009. According to Metal Pages, from October 2009 to mid-June 2010, prices for rare earths have risen by approximately 70% on average. Furthermore, over the same period, prices for some of the most common rare earths (cerium oxide, lanthanum oxide, neodymium oxide, didymium oxide and rare earth carbonate) have risen by more than 80% on average.

Set forth below are prices for rare earth products in 2010 and anticipated prices for future years.

Rare Earth Product Prices(1)

Rare Earth Product	2010	2014	2020	2030

Lanthanum Oxide	$6	$6	$7	$10
Cerium Oxide	4	2.50	2.50	3
Praseodymium Oxide	27	35	45	65
Neodymium Oxide	30	40	50	70
Samarium Oxide	4.50	4.50	5	8
Europium Oxide	500	600	700	900
Gadolinium Oxide	7	8	10	12
Terbium Oxide	500	650	850	1,200
Dysprosium Oxide	160	240	350	500
Yttrium Oxide	10	15	20	30

(1)	Rare earth product prices in US$/kg, free-on-board China (+/− 20%). All prices are not adjusted for inflation and assume that there will be no major changes to China’s rare earths industry strategy and no new application(s) that will have a material impact on demand.

Source: IMCOA. Although IMCOA and Roskill predict strong growth, their projections with respect to certain years are slightly different.

Our Strengths

We believe that we possess a number of competitive strengths that position the Mountain Pass facility to regain its role as one of the leading global suppliers of REOs.

We have a proven source of REOs with high-grade ore and long reserve life.

Prior to the end of the last mining campaign at the Mountain Pass facility in 2002, the mine had been in continuous operation for over 50 years. Since our acquisition of the Mountain Pass facility, we have been processing stockpiled feedstocks as part of our ongoing effort to significantly improve our solvent extraction technologies and other processing capabilities. Today, based on estimated total proven reserves of 88.0 million pounds of REO contained in 0.480 million tons of ore, with an average ore grade of 9.38%, and probable reserves of 2.12 billion pounds of REO contained in 13.108 million tons of ore, with an average ore grade of 8.20%, in each case using a cut-off grade of 5.0%, the Mountain Pass mine has a life in excess of 30 years at an annual production rate of 19,050 mt of REO. Our leadership team is committed to the continuous and sustainable manufacture of rare earth products at the Mountain Pass facility using advanced milling and processing technologies that will significantly increase the life of the known ore body at the Mountain Pass facility. Additionally, we have recently expanded our on-site exploratory drilling program to confirm the existence and extent of bastnasite, monazite and other rare earth phosphate mineral occurrences in unexplored areas of the Mountain Pass facility. This program will also help to establish that our measured, indicated and inferred resources can become proven or probable reserves.

We expect to be well-positioned to capitalize on the tightening balance of global supply and demand of rare earth products.

As worldwide demand for rare earth products increases, the supply of REOs is limited by available production capacity, which is currently concentrated in China. According to Roskill, China accounted for approximately 96% of global REO production in 2008. China also dominates the manufacture of metals and NdFeB magnets from rare earths, capabilities that are not currently found in the United States.

Chinese government policies will also impact the supply and demand of REOs and rare earth products. We believe that the Chinese government intends to increase wind generated power to 100 gigawatts with an investment expected to be above $150 billion and has also proposed a package of over $29 billion to fund hybrid and electric vehicle production, placing additional strain on the REE supply chain. Citing the importance of REE availability to internal industries and the desire to conserve resources, the Chinese government has also announced export quotas, increased export tariffs and introduced a “mining quotas policy” that, in addition to imposing export quotas and export tariffs, also imposes production quotas and limits the issuance of new licenses for rare earth exploration.

According to IMCOA, China’s export quotas have decreased from approximately 65,600 mt of REO in 2004 to approximately 50,100 mt of REO in 2009. In 2008, according to IMCOA, China imposed export taxes of up to 25% on selected REOs (primarily heavy REOs) and up to 15% for all other REOs (primarily light REOs). In addition, according to IMCOA, China’s Ministry of Industry and Information Technology issued a plan in 2009 to reduce the production of separated rare earths by 7% to 110,700 mt of REO in 2009.

Given China’s estimated consumption levels and the limitations its government has put on exports, Roskill projects a global deficit beginning in 2011 without the advent of production from new projects, such as Mountain Pass. Limits on rare earth exports from China and the lack of available substitutes make the development of new sources of REEs essential to meet the growing demand for existing and emerging technologies, such as hybrid and electric vehicles, wind power turbines, compact fluorescent light bulbs, hard disk drives and dual use electronics.

China has also announced a national stockpile program, as has South Korea. Additionally, Japan has increased its national stockpile program. The U.S. Department of Defense is conducting a study, which is expected to be completed by September 2010, to determine its rare earth requirements and supply chain vulnerabilities and whether to build a strategic stockpile. These stockpile programs will likely accelerate the pace of the projected global REE deficit.

U.S. federal government investments and policies may materially increase end-market demand for our rare earth products. For example, the U.S. federal government recently approved $45 billion in grant funding and loan guarantees directed toward wind power generation projects and hybrid and electric vehicles. Pending energy legislation may also increase demand for clean technology applications, which use rare earth products.

Upon reaching full planned production rates for REOs in 2012, we expect to be in a position to supply a substantial portion of the U.S. demand and also sell to export markets.

We have a highly experienced and qualified management team.

Our President and Chief Executive Officer has 29 years of experience, 24 of which are associated with the Mountain Pass facility. In addition, our Chief Technology Officer, General Counsel and Chief Financial Officer have over 75 years of combined technical, operational, legal, financial and management experience. Many of our key employees have worked with the Mountain Pass facility for over 20 years each. We also have a proven technology and product development group and as of June 1, 2010, held 18 issued and pending U.S. patents and patent applications, and 146 issued and pending foreign patents and patent applications. Management has also created a work environment that prioritizes safety. Since July 2005, the Mountain Pass facility has not had a lost-time accident and has received the coveted “Sentinels of Safety” award from the Mine Safety and Health Administration, or MSHA, for three of the last four years.

Our Business Strategy

Our business strategy is to:

Build the largest, most advanced and efficient fully integrated REO processing facility in the world.

We intend to refurbish or replace existing equipment at the Mountain Pass facility in connection with our modernization and expansion efforts. We also intend to build the largest, most advanced and efficient fully integrated REO processing facility in the world to support our anticipated production requirements. Following the refurbishment of existing equipment and the purchase, delivery, installation, and start-up of new equipment, our fully integrated facility will allow us to reach full production, utilizing our newly optimized and commercially proven REO processing operations. Additionally, we expect that our proprietary production technology and our planned new paste tailings operation will reduce our environmental footprint and set the standard in the industry for environmental stewardship.

Successfully complete modernization and expansion efforts and reach full planned production rates for REOs at the Mountain Pass facility by the end of 2012.

After reaching full planned production rates for REOs at the Mountain Pass facility, we expect to produce 19,050 mt of REO per year. We operate the Mountain Pass facility pursuant to a 30-year mining permit issued in 2004 that allows us to feed ore to the mill at a rate of 2,400 tons per day. While the Mountain Pass facility historically required 2,000 tons of mill feed per day to manufacture 19,050 mt of REO per year, we expect that new proprietary technologies we developed will allow us to extract the same 19,050 mt of REO per year while only using approximately 1,100 to 1,500 tons of mill feed per day, thus allowing for potential increases in annual REO production beyond the planned 19,050 mt per year without any change in the permit limit. These estimates are based on results we have achieved in full scale (19,050 mt per year production rate) mill test runs from 2001 to 2002, improved cracking technology at commercial scale (2,000 to 3,000 mt per year production rate) from 2009 to date and improved performance of our solvent extraction at commercial scale (2,000 to 3,000 mt per year production rate) as demonstrated from 2007 to 2009.

Improve our operating efficiencies with technically advanced manufacturing techniques.

We intend to continue to improve the efficiency of our operations through the creation and use of technically advanced manufacturing processes for production of rare earth products, which will allow us to deliver high-quality rare earth products at globally competitive prices. We have already invested significant resources towards perfecting our REO processing operations and developing new and proprietary applications for individual REEs. We expect that by advancing all of these technologies, we will continue to lower our operating costs.

Manage our costs to be cost competitive.

The success of our business will depend on our ability to manage our costs. We will manage these costs through the use of new production technologies that have been developed by our research and development group, which will use less energy and raw materials and will result in a reduced environmental footprint. These production technologies will substantially reduce the amount of water consumption and waste water generation. We plan to use our proprietary technology to maximize our process recoveries and maximize REO concentrate production per unit of extracted ore. We plan to install a natural gas powered co-generation power plant as part of our modernization and expansion of the Mountain Pass facility to reduce energy consumption and costs as well as minimize or eliminate our reliance on the regional electric power grid. As part of our modernization and expansion of the Mountain Pass facility, we also intend to produce our own hydrochloric acid and sodium hydroxide at the Mountain Pass facility and recycle our acid and base, thereby reducing our reliance on external sources of reagents. After completion of our modernization and expansion efforts, we anticipate our most significant cash operating costs will consist of natural gas and labor.

Secure customer commitments to provide a stable revenue stream.

We are working to establish stable revenue streams for the rare earth minerals and products we produce at the Mountain Pass facility. Upon reaching full planned production rates for REOs at the Mountain Pass facility, we expect to produce approximately 19,050 mt of REO per year. As of June 1, 2010, we had 19 non-binding letters of intent to sell our rare earth products, representing approximately 138% of our anticipated production for 2013, and our non-binding letter of intent with Neo Material also contemplates the sale of certain rare earth products. We are continuing to seek additional letters of intent and, prior to commencing full production, we intend to enter into short- and long-term sales contracts with existing and new customers for amounts not in excess of our actual planned production. In addition, we are in discussions with multiple large, globally diversified mining companies regarding the sale of XSORBX®. XSORBX® is a proprietary product and process, primarily consisting of cerium, that removes arsenic and other heavy metals from industrial processing streams and will allow our customers to more safely sequester arsenic and increase their production. XSORBX® is protected by over 100 issued and pending U.S. and foreign patents and patent applications.

The following table compares the volume under our 19 non-binding letters of intent to our anticipated production for 2013 (in mt):

	Volume Under				Percent of
	Letters of		Uncommitted	Anticipated 2013	Anticipated 2013
Product Type	Intent (1)(2)		Volume	Production(1)(2)	Production

Lanthanum oxide	11,427		—	3,104	368%
Lanthanum metal	436	(3)	2,071	2,507	17%
Cerium non-metal	6,914	(4)	2,770	9,684	71%
Cerium metal	200	(3)	—	—	—
Neodymium oxide	50		—	—	—
Neodymium metal	3,318	(5)	—	313	1,060%
Praseodymium metal	1,091	(5)	—	116	941%
Europium oxide	—	(6)	19	19	—
Samarium metal(8)	—		191	191	—
NdPr metal in NdFeB alloy	1,000	(7)	964	1,964	51%
NdPr metal in NdFeB magnets	291	(7)	—	—	—

TOTAL	24,727		6,015	17,898	138%

(1)	Alloy and magnet production and letter of intent volume are reported on a rare earth metal basis. Three of our non-binding letters of intent contain a volume range; these letters cover lanthanum oxide, cerium non-metal and NdPr metal in NdFeB alloy. With respect to these non-binding letters of intent, the table above reflects the high end of the range provided for in each letter. In addition, certain of our non-binding letters of intent provide for a certain volume of rare earth metals or alloys but do not allocate that volume among specific rare earth metals or alloys. In those instances, we have allocated the volume in those letters based on management’s estimates of the needs of those customers and their specific applications. The table above does not include any sales of any products under either of the agreements we have entered into with Traxys North America LLC, which we refer to as Traxys. See “Certain Relationships and Related-Party Transactions — Inventory Financing and Resale Agreements.” Additionally, pursuant to the terms of our non-binding letter of intent with Neo Material, Neo Material may agree to purchase 3,000 to 5,000 mt of mixed rare earth carbonate and 300 to 500 mt of neodymium oxide and praseodymium oxide per year, which amounts are not included in the table above.

(2)	With respect to our metal products, there is a 14.2% loss of mass when REOs are converted to rare earth metal due to oxygen evolution, which accounts for most of the difference between the 17,898 mt total 2013 production rate and our anticipated full planned production rate of 19,050 mt of REO per year.

(3)	Contained within mischmetal, a combination of lanthanum, cerium and iron, for battery alloy producers.

(4)	Volume shown is used in traditional glass or catalyst market segments and represents only a very small fraction of cerium buyers. Although IMCOA predicts that there will be a surplus of cerium in the future, we anticipate most of our production will serve the new, proprietary XSORBX® market segment. This segment alone is expected to consume many times more cerium units than we can produce. We believe the new segment negates the need for additional letters of intent at this time.

(5)	We have received non-binding letters of intent for 9,700,000 pounds of Nd and/or NdPr metal (otherwise known as didymium metal). To demonstrate the Nd and Pr breakdown, we have split the didymium requirement to the generally accepted ratio of 75/25 Nd to Pr in the didymium metal. Some of our metal production will be consumed internally for downstream NdFeB alloy/magnet production.

(6)	We expect to receive non-binding letters of intent from a number of phosphor producers, which will easily consume our europium production. At this time, we are the only producer outside of China for this element, which enables energy efficient, compact fluorescent lights and straight tube T-8 lamps.

(7)	This represents the estimated NdPr metal contained in the non-binding letter of intent volume for NdFeB alloy and magnets.

(8)	IMCOA predicts that there will be a surplus of samarium metal.

Integrate downstream to profitably capture the full value chain.

We intend to utilize vertical integration through further downstream processing of our REOs into rare earth metals, alloys and finished magnets. Our modernization and expansion plans envision adding facilities and equipment for metal conversion and alloy production at our Mountain Pass facility or an off-site property, although we have entered into a non-binding letter of intent to acquire a third-party producer of rare earth metals and alloys in the United States that, if consummated, would obviate the need to add such facilities and equipment at Mountain Pass. Additionally, we have entered into a non-binding letter of intent to form a collaborative joint venture with a third-party manufacturer to produce NdFeB magnets in the United States and have entered into a non-binding letter of intent with Neo Material that contemplates a technology transfer agreement with respect to the production of rare earth metals, alloys and magnets. This “mine-to-magnets” strategy, if successfully implemented, would make us the first fully integrated supplier of NdFeB magnets in the world and the only producer of NdFeB magnets in the United States. In addition, we are working to identify and develop new downstream opportunities for the REOs, rare earth metals and alloys and rare earth products we will manufacture.

Develop new higher margin products.

We intend to develop new higher margin products and processes for REEs that historically have had lower demand. For example, cerium is used primarily for glass polishing and has typically sold at prices lower than those for other REEs. However, we have developed XSORBX®, a proprietary product and process, primarily consisting of cerium, that removes arsenic and other heavy metals from industrial processing streams and will allow our customers to more safely sequester arsenic and increase their production. XSORBX® is protected by over 100 issued and pending U.S. and foreign patents and patent applications. This product, which we have proven to be effective in removing arsenic and other contaminants from water, is applicable to a broad range of applications with higher margins. We have entered into a non-binding letter of intent with a water filtration company to jointly develop water treatment products. We will continue to focus on establishing proprietary markets for low-demand REEs to provide us with an opportunity to sell these REEs as higher margin products.

Risks That We Face

Although the Mountain Pass facility had been in continuous operation for 50 years, mining and milling operations ended in 2002, and our activities at the facility in recent years have consisted of manufacturing products from stockpiled feedstocks to improve our solvent extraction technologies and other processing capabilities, which have resulted in minimal revenue. Our ongoing modernization and expansion efforts at the Mountain Pass facility to reach full planned production rates by 2012 require the commitment of substantial resources for operating expenses and capital expenditures. Our continued viability is based on successfully implementing our strategy, including our modernization and expansion plans at the Mountain Pass facility, successfully commencing mining operations at the facility and reaching full planned production rates in accordance with our expected timeframe. Any unanticipated costs or delays associated with our ongoing modernization and expansion efforts at the Mountain Pass facility could have a material adverse effect on our financial condition or results of operations and could require us to seek additional capital, which may not be available on commercially acceptable terms or at all.

We are subject to numerous other risks that may adversely impact our ability to successfully implement our business strategy, including, without limitation:

•	our potential inability to obtain any incremental funding required to complete our modernization and expansion;

•	our potential inability to successfully establish or maintain collaborative, joint venture, technology transfer and licensing arrangements;

•	our potential inability to convert existing non-binding letters of intent with customers for the sale of REO products into binding contracts;

•	fluctuations in demand for, and prices of, rare earth products;

•	our potential inability to successfully implement new processing technologies and capabilities;

•	the competitive industry in which we operate; and

•	the establishment of new uses and markets for rare earth products.

For more information regarding these and other risks that we face, see “Risk Factors” elsewhere in this prospectus.

Our Corporate History and Structure

Molycorp Minerals, LLC, a Delaware limited liability company formerly known as Rare Earth Acquisitions LLC, was formed on June 12, 2008 to purchase the Mountain Pass, California rare earth deposit and associated assets from Chevron Mining Inc., a subsidiary of Chevron Corporation. Prior to the acquisition, the Mountain Pass facility was owned by Chevron Mining Inc. and, before 2005, by Unocal Corporation. Molycorp, LLC, which was the parent of Molycorp Minerals, LLC, was formed on September 9, 2009 as a Delaware limited liability company. Molycorp, Inc. was formed on March 4, 2010 as a new Delaware corporation that is not, to date, conducting any activities other than those incident to its formation and the preparation of this registration statement.

The members of Molycorp, LLC contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interests in entities that hold member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class A common stock. Additionally, all of the holders of profits interests in Molycorp Minerals, LLC, which were represented by incentive shares, have contributed all of their incentive shares to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class B common stock. Accordingly, Molycorp, LLC and Molycorp Minerals, LLC became subsidiaries of Molycorp, Inc. We refer to this process as the “corporate reorganization” throughout this prospectus. All of the shares of Class A common stock and Class B common stock will convert into shares of common stock immediately prior to the consummation of this offering. See “Corporate Reorganization” for further information. Following the corporate reorganization, Molycorp, LLC was merged with and into Molycorp Minerals, LLC.

Company Information

Our principal executive offices are located at 5619 Denver Tech Center Parkway, Suite 1000, Greenwood Village, Colorado 80111, and our telephone number is (303) 843-8040. Our website address is www.molycorp.com. Information on or accessible through our website is not a part of this prospectus.

The Offering

Common stock offered by us	28,125,000 shares (or 32,343,750 shares if the underwriters exercise their option to purchase additional shares of common stock in this offering in full)

Common stock outstanding after this offering	81,250,000 shares (or 85,468,750 shares if the underwriters exercise their option to purchase additional shares of common stock in this offering in full)

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses that we must pay, will be approximately $420.7 million, based on an assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. If the underwriters exercise their option to purchase additional shares of common stock in this offering in full, we estimate that our net proceeds will be approximately $483.8 million.

We intend to use our net proceeds from this offering to fund a portion of our modernization and expansion of the Mountain Pass facility and to fund all of our cash collateral requirements as described under the heading “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 15 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.

Proposed NYSE symbol	We have applied to list our common stock on The New York Stock Exchange, or NYSE, under the symbol “MCP.”

Unless otherwise indicated, all information in this prospectus reflects and assumes:

•	no exercise by the underwriters of their option to purchase 4,218,750 additional shares of common stock;

•	an initial public offering price of $16.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus;

•	that we have filed our amended and restated certificate of incorporation in connection with the consummation of this offering;

•	a 38.23435373-for-one stock split with respect to shares of our Class A common stock and Class B common stock effective on July 9, 2010; and

•	the conversion of all of our Class A common stock and Class B common stock into an aggregate of 53,125,000 shares of common stock immediately prior to the consummation of this offering as described under “Corporate Reorganization.”

The number of shares of common stock to be outstanding immediately after this offering does not reflect shares of common stock authorized and reserved for future issuance under our new stock incentive plan. See “Management — Compensation Discussion and Analysis — Molycorp, Inc. 2010 Equity and Performance Incentive Plan.”

Summary Consolidated Financial Data

Upon the formation of Molycorp, LLC on September 9, 2009, all members of Molycorp Minerals, LLC contributed their member interests to Molycorp, LLC in exchange for member interests in Molycorp, LLC. That exchange was treated as a reorganization of entities under common control and Molycorp Minerals, LLC is the predecessor to Molycorp, LLC. Accordingly, all financial information of Molycorp, LLC for periods prior to its formation is the historical financial information of Molycorp Minerals, LLC. Molycorp Minerals, LLC acquired the Mountain Pass, California rare earth deposit and associated assets from Chevron Mining Inc., a subsidiary of Chevron Corporation, on September 30, 2008. The summary consolidated financial data as of December 31, 2009 and 2008, for the year ended December 31, 2009 and for the period from June 12, 2008 (Inception) through December 31, 2008 has been derived from Molycorp, LLC’s audited consolidated financial statements and the related notes included elsewhere in this prospectus. The summary consolidated financial data as of March 31, 2010, for the three months ended March 31, 2010 and 2009 and cumulatively for the period from June 12, 2008 (Inception) through March 31, 2010 has been derived from Molycorp, LLC’s unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus.

On April 15, 2010, the members of Molycorp, LLC contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interests in entities that hold member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for shares of Molycorp, Inc., and, as a result, Molycorp, LLC and Molycorp Minerals, LLC became wholly owned subsidiaries of Molycorp, Inc. On June 15, 2010, Molycorp, LLC was merged with and into Molycorp Minerals, LLC. On July 9, 2010, Molycorp, Inc. completed a 38.23435373-for-one stock split, which has been retroactively reflected in the historical financial data for all periods presented. The unaudited pro forma as adjusted balance sheet data as of March 31, 2010 has been prepared to give effect to the corporate reorganization, the purchase by existing investors of additional shares of Class A common stock for $5.0 million on May 28, 2010, the conversion of all of our Class A common stock and Class B common stock into shares of common stock and the consummation of this offering, as if such events had occurred on March 31, 2010. The unaudited pro forma balance sheet data is for informational purposes only and does not purport to indicate balance sheet information as of any future date.

As a limited liability company, the taxable income and losses of Molycorp, LLC were reported on the income tax returns of its members. Molycorp, Inc. is subject to federal and state income taxes and will file consolidated income tax returns. If the corporate reorganization had been effective as of January 1, 2009, our net loss of $28.6 million for the year ended December 31, 2009 would have generated an unaudited pro forma deferred income tax benefit of $11.3 million for the year ended December 31, 2009 assuming a combined federal and state statutory income tax rate. However, as realization of such tax benefit would not have been assured, we would have also established a valuation allowance of $11.3 million to eliminate such pro forma tax benefit.

The unaudited pro forma as adjusted per share data has been computed based upon the number of shares of common stock outstanding immediately after the corporate reorganization applied to our historical net loss amounts and gives retroactive effect to the corporate reorganization, the conversion of all of our Class A common stock and Class B common stock into shares of common stock and the consummation of this offering, as if such events had occurred on June 12, 2008.

The summary consolidated financial data set forth below should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus.

				June 12, 2008	June 12, 2008
				(Inception)	(Inception)
	Three Months Ended		Year Ended	Through	Through
Statement of Operations Data	March 31, 2010	March 31, 2009	December 31, 2009	December 31, 2008	March 31, 2010
(In thousands, except share and per share data)

Net sales	$2,921	$1,699	$7,093	$2,137	$12,151
Cost of goods sold(1)	(5,853)	(4,727)	(21,785)	(13,027)	(40,665)
Selling, general and administrative expense	(4,480)	(2,322)	(12,685)	(2,979)	(20,144)
Depreciation and amortization expense	(95)	(21)	(191)	(19)	(305)
Accretion expense	(263)	(252)	(1,006)	(250)	(1,519)
Operating loss	(7,770)	(5,623)	(28,574)	(14,138)	(50,482)
Net loss	$(7,749)	$(5,601)	$(28,587)	$(14,074)	$(50,410)
Loss per share:
Weighted average shares outstanding	47,417,780	38,234,354	38,921,015	38,234,354	39,873,836
Basic	$(0.16)	$(0.15)	$(0.73)	$(0.37)	$(1.26)
Diluted	$(0.16)	$(0.15)	$(0.73)	$(0.37)	$(1.26)
Pro forma as adjusted loss per share:
Weighted average shares outstanding:	75,542,780	66,359,354	67,046,015	66,359,354	67,998,836
Basic	$(0.10)	$(0.08)	$(0.43)	$(0.21)	$(0.74)
Diluted	$(0.10)	$(0.08)	$(0.43)	$(0.21)	$(0.74)

	Pro Forma
	as Adjusted
Balance Sheet Data	March 31, 2010	March 31, 2010	December 31, 2009	December 31, 2008
(In thousands)

Cash and cash equivalents	$433,135	$7,452	$6,929	$2,189
Total current assets	445,075	19,392	18,520	8,710
Total assets	526,709	101,026	97,666	95,355
Total non-current liabilities	13,847	13,847	13,509	13,196
Total liabilities	23,860	23,860	23,051	17,279
Members’ equity	—	77,166	74,615	78,076
Stockholders’ equity	502,849	—	—	—

June 12, 2008
				June 12, 2008	(Inception)
	Three Months Ended		Year Ended	(Inception) Through	Through
Other Financial Data	March 31, 2010	March 31, 2009	December 31, 2009	December 31, 2008	March 31, 2010
(In thousands)

Capital expenditures(2)	$2,840	$868	$7,285	$321	$10,446

(1)	Cost of goods sold includes write-downs of inventory to estimated net realizable value of $0.6 million, $2.2 million, $9.0 million, $9.5 million and $19.1 million for the three months ended March 31, 2010 and 2009, for the year ended December 31, 2009, for the period from June 12, 2008 (Inception) through December 31, 2008 and cumulatively for the period from June 12, 2008 (Inception) through March 31, 2010, respectively.

(2)	Reflected in cash flows from investing activities on our consolidated statements of cash flows.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Accordingly, you should carefully consider the following risk factors, together with all of the other information contained in this prospectus, including our consolidated financial statements and related notes, before making an investment in our common stock. If any of the following risks actually occurs, we may not be able to conduct our business as currently planned, and our business, operating results and financial condition could be harmed. In that case, the market price of our common stock could decline, and you could lose all or a part of your investment.

Risks Related to Our Business

The production of rare earth products is a capital-intensive business and our ongoing modernization and expansion efforts at the Mountain Pass facility to reach full planned production rates by 2012 will require the commitment of substantial resources. Any unanticipated costs or delays associated with our ongoing modernization and expansion efforts at the Mountain Pass facility could have a material adverse effect on our financial condition or results of operations.

Our ongoing modernization and expansion efforts at the Mountain Pass facility to reach full planned production rates by 2012 require the commitment of substantial resources for operating expenses and capital expenditures. We expect to incur approximately $511 million in capital costs prior to the end of 2012. Our estimated expenses may increase in subsequent years as consultants, personnel and equipment associated with advancing development and commercial production are added. The progress of our modernization and expansion efforts at the Mountain Pass facility and the amounts and timing of expenditures will depend in part on the following:

•	the refurbishment or replacement of a significant portion of the existing process, plant and equipment that consists of aging or outdated facilities and equipment, retooling and development and the preparation of the mine pit for renewed production of ore;

•	obtaining and maintaining required federal, state and local permits;

•	the results of consultants’ analysis and recommendations;

•	negotiating contracts for equipment, earthwork, construction, equipment installation, labor and completing infrastructure and construction work;

•	negotiating sales and offtake contracts for our planned production;

•	the execution of any joint venture agreements or similar arrangements with strategic partners; and

•	other factors, many of which are beyond our control.

Most of these activities require significant lead times and must be advanced concurrently. Any unanticipated costs or delays associated with our ongoing modernization and expansion efforts at the Mountain Pass facility could have a material adverse effect on our financial condition or results of operations and could require us to seek additional capital, which may not be available on commercially acceptable terms or at all.

The actual amount of capital required for the expansion and modernization of the Mountain Pass facility may vary materially from our current estimates, in which case we would need to raise additional funds, which may delay completion and have a material adverse effect on our business and financial condition.

The anticipated funding required to complete the expansion and modernization of the Mountain Pass facility is based on certain estimates and assumptions we have made about the additional facilities, equipment, labor, permits and other factors required to complete the project. If any of these estimates or assumptions change, the actual timing and amount of capital required to complete the expansion and modernization of the Mountain Pass facility may vary materially from what we anticipate. Additional funds may be required in the event of significant departures from our current expansion and modernization plan, unforeseen delays, cost overruns, engineering design changes or other unanticipated expenses. There can be no assurance that additional financing will be available to us, or, if available, that it can be obtained on a timely basis and on commercially acceptable terms.

We may be unsuccessful in raising the necessary capital to execute our current business plan.

Under our current business plan, we intend to spend approximately $511 million through 2012 to restart mining operations, construct and refurbish processing facilities and other infrastructure at the Mountain Pass facility and expand into metals and alloys production. If the assumptions on which we based our estimated capital expenditures of $511 million change or are inaccurate, we may require additional funding. We also plan to use up to approximately $27.4 million, all of which is expected to be used in 2010, for letters of credit and/or cash collateral to secure surety bonds issued for the benefit of certain regulatory agencies related to our Mountain Pass facility closure and reclamation obligation. In addition, we may require additional financing as part of our proposed collaborative joint venture with a third-party manufacturer of NdFeB magnets. Our estimated capital expenditures of $511 million do not include corporate, selling, general and administrative expenses, which we estimate to be an additional $5 million to $10 million per year.

We expect to finance these capital expenditures, as well as our working capital requirements and cash collateral requirements related to the surety bonds described above, with proceeds from this offering as well as traditional debt financing, project financing, additional public or private equity offerings and/or federal government programs, including the U.S. Department of Energy loan guarantee program for which we submitted an application in June 2010. Based on an assumed offering price of $16.00 per share, however, this offering will not be sufficient to fully fund our business plan. Other than a commitment from our existing stockholders that they have the ability and intent to provide us $20.0 million of funding through December 31, 2010, our existing stockholders are under no obligation to provide us with funding, and there can be no assurance that we will be successful in raising the incremental capital needed to fully execute our business plan on terms acceptable to us, or at all.

We currently have limited sources of revenue from our operations, and in order to restart mining operations and modernize and expand the Mountain Pass facility, we will need to complete the planned securities offering and obtain the remainder of our financing needs or obtain alternative sources of financing.

If we finance the necessary capital to execute our current business plan through a securities offering or debt financing, you may experience dilution in the event of an equity financing, or we may be highly leveraged in the event of a debt financing.

We may finance the capital expenditures necessary for our modernization and expansion costs and to fund all of our cash collateral requirements as described under the heading, “Use of Proceeds,” through a public or private offering of securities or debt financing. An equity offering will have the effect of diluting the proportionate equity interest and voting power of holders of our common stock. A debt financing may result in us being highly leveraged, and our level of indebtedness could restrict our ability to execute our current business plan.

Our growth depends on the modernization and expansion of our Mountain Pass facility, which is our only rare earth mining, manufacturing and processing facility.

Our only rare earth mining, manufacturing and processing facility at this time is the Mountain Pass facility. Our continued viability is based on successfully implementing our strategy, including our modernization and expansion plans at the Mountain Pass facility, successfully commencing mining operations at the Mountain Pass facility and reaching full planned production rates in accordance with our expected timeframe. The deterioration or destruction of any part of the Mountain Pass facility may significantly hinder our ability to reach or maintain full planned production rates within the expected time frame or at all. If we are unsuccessful in reaching and maintaining full planned production rates for REOs at the Mountain Pass facility, within expected time frames or at all, we may not be able to build a sustainable or profitable business.

We may not successfully establish or maintain collaborative, joint venture and licensing arrangements, or establish new ones, which could adversely affect our ability to develop and commercialize our rare earth products.

A key element of our business strategy is to utilize vertical integration through further downstream processing of our REOs into rare earth metal alloys and finished magnets for clean-energy, high-technology and defense applications. To implement this “mine-to-magnets” vertical integration successfully, we will need to license certain intellectual property related to these downstream processes and form a joint venture with an existing magnet producer for the final production of finished rare earth magnets. While we signed a non-binding letter of intent in November 2009 to acquire a producer of rare earth metals and alloys that would, if consummated, provide us with a license for certain technology related to the production of rare earth metals and alloys, we may not be able to finalize a definitive agreement and successfully consummate the acquisition. In addition, other licenses that may be necessary for some of these downstream processing steps have not yet been obtained, and we are currently only in negotiations with respect to a joint venture for the production of finished magnets and have only entered into a non-binding letter of intent with Neo Material that contemplates a technology transfer agreement with respect to the production of rare earth metals, alloys and magnets. Any failure to establish or maintain collaborative, joint venture or licensing arrangements for the production of downstream products on favorable terms could adversely affect our business prospects, financial condition or ability to develop and commercialize downstream rare earth products.

We may not be able to convert existing letters of intent with customers for the sale of REO products into binding contracts, which may have a material adverse effect on our financial position and results of operations.

We are working to establish stable revenue streams for the rare earth minerals and products we produce at the Mountain Pass facility. Upon reaching full planned production rates for REOs and other planned downstream products at the Mountain Pass facility, we expect to produce 19,050 mt of REO per year. As of June 1, 2010, we had 19 non-binding letters of intent to sell certain of our rare earth products, representing approximately 138% of our total anticipated production for 2013, and our non-binding letter of intent with Neo Material also contemplates the sale of certain rare earth products. Prior to reaching full planned production rates for REOs and other planned downstream products at the Mountain Pass facility, we intend to enter into short- and long-term sales contracts with existing and new customers. However, there can be no assurance that these customers will enter into binding sales contracts for the same amount of REO products as in the letters of intent, or at all. The failure to enter into such binding contracts may have a material adverse effect on our financial position and results of operations.

We have limited commercial production and revenues and there can be no assurance that we will successfully reach full planned production rates for REOs and other planned downstream products at the Mountain Pass facility or other facilities and obtain profitability.

We currently have limited commercial production and revenues from the Mountain Pass facility and have carried on our business at a loss since inception. We expect to continue to incur losses unless and until we achieve full planned production rates and generate sufficient revenues to fund our continuing operations. We expect to incur substantial losses for the foreseeable future related to operating expenses, modernization and expansion activities and other capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment are retained as we continue to implement our business plan. The amounts and timing of expenditures will depend on the progress of our ongoing modernization and expansion efforts, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners and other factors, many of which are beyond our control. As a result, we may not ever achieve profitability.

We rely on two customers for a significant portion of our revenue from sales of lanthanum, and the loss of either of these customers, or significant changes in prices or other terms with either of these customers, prior to the completion of the restart of our mining operations and modernization and expansion of the Mountain Pass facility, could have a material adverse effect on our business, results of operations and financial condition.

Sales of lanthanum accounted for 82% and 72% of our net sales for the year ended December 31, 2009 and the period from June 12, 2008 (Inception) to December 31, 2008, respectively. There is a limited market for our lanthanum and two customers together comprised 82% and 72% of our total product revenue for the year ended December 31, 2009 and the period from June 12, 2008 (Inception) to December 31, 2008, respectively. Both of our contracts with these two customers have expired and we currently sell to them on a spot basis. We anticipate that sales of lanthanum and didymium oxide will make up a significant percentage of our net sales until we complete the modernization and expansion of the Mountain Pass facility, at which time we will no longer manufacture those products.

If our total sales of lanthanum to these two customers are reduced or if the prices we realize from these customers are reduced before we are able to reduce costs, our operating revenues would likely be materially adversely affected. As a result, significant changes in volume, prices or other terms with these customers, prior to the completion of the restart of our mining operations and modernization and expansion of the Mountain Pass facility could have a material adverse effect on our business, results of operations and financial condition.

We may be adversely affected by fluctuations in demand for, and prices of, rare earth products.

Because our sole source of revenue is the sale of rare earth minerals and products, changes in demand for, and the market price of, rare earth minerals and products could significantly affect our profitability. The value and price of our common stock and our financial results may be significantly adversely affected by declines in the prices of rare earth minerals and products. Rare earth minerals and product prices may fluctuate and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, fluctuation in the relative value of the U.S. dollar against foreign currencies on the world market, global and regional supply and demand for rare earth minerals and products, and the political and economic conditions of countries that produce rare earth minerals and products.

As a result of the global economic crisis, rare earth product prices declined by approximately 50% during 2008 and through the third quarter of 2009. A prolonged or significant economic contraction in the United States or worldwide could put further downward pressure on market prices of rare earth minerals and products. Protracted periods of low prices for rare earth minerals and products could significantly reduce revenues and the availability of required development funds in the future. This could cause substantial reductions to, or a suspension of, REO production operations, impair asset values and reduce our proven and probable rare earth ore reserves.

Demand for our products may be impacted by demand for downstream products incorporating rare earths, including hybrid and electric vehicles, wind power equipment and other clean technology products, as well as demand in the general automotive and electronic industries. Lack of growth in these markets may adversely affect the demand for our products.

In contrast, extended periods of high commodity prices may create economic dislocations that may be destabilizing to rare earth minerals supply and demand and ultimately to the broader markets. Periods of high rare earth mineral market prices generally are beneficial to our financial performance. However, strong rare earth mineral prices also create economic pressure to identify or create alternate technologies that ultimately could depress future long-term demand for rare earth minerals and products, and at the same time may incentivize development of otherwise marginal mining properties.

Our business will be adversely affected if we do not successfully implement new processing technologies and capabilities.

Our processing technologies and capabilities are key components of our competitive strengths and are expected to contribute to low operating costs and increasing the life of the ore body at the Mountain Pass facility. In the second quarter of 2010, we began to process bastnasite concentrate from our stockpiles in an effort to significantly improve these technologies and capabilities and optimize recovery rates. Although this effort has been successful at pilot-scale level with over 95% recovery, we may not be able to scale the new technology and recovery rates to commercial levels, or may not be able to do so by 2011, as planned. We are also working to optimize other steps in our production process. Any failure may affect our ability to achieve the expected benefits of the new technologies and may have a material adverse effect on our financial condition or results of operations.

We operate in a highly competitive industry.

The rare earths mining and processing markets are capital intensive and competitive. Our Chinese competitors may have greater financial resources, as well as other strategic advantages to maintain, improve and possibly expand their facilities. Additionally, the Chinese producers have historically been able to produce at relatively low costs due to domestic economic factors. Even upon successful implementation of the new processing technologies and capabilities at the Mountain Pass facility, if we are not able to achieve anticipated costs of production, then any strategic advantages that our competitors may have over us, such as lower labor costs, could have a material adverse effect on our business.

The success of our business will depend, in part, on the establishment of new uses and markets for rare earth products.

The success of our business will depend, in part, on the establishment of new markets by us or third parties for certain rare earth products that may be in low demand. For example, cerium is, and is expected to remain, in global surplus. Although we have developed XSORBX®, a proprietary product and process, primarily consisting of cerium, that removes arsenic and other heavy metals from industrial processing streams and will allow our customers to more safely sequester arsenic and increase their production, XSORBX® has not yet been sold and has yet to be fully commercialized. In addition, although we are developing rare earth products for use in NdFeB magnets, which are used in critical existing and emerging technologies, such as hybrid and electric vehicles, wind power turbines and compact fluorescent lighting, the success of our business depends on creating new markets and successfully commercializing rare earth products in existing and emerging markets. Any unexpected costs or delays in the commercialization of any of the foregoing products and applications could have a material adverse effect on our financial condition or results of operations.

An increase in the global supply of rare earth products, dumping and predatory pricing by our competitors may materially adversely affect our profitability.

The pricing and demand for our products is affected by a number of factors beyond our control, including growth of economic development and the global supply and demand for REO products. According to Roskill, China accounted for approximately 96% of global REO production in 2008. China also dominates the manufacture of metals and NdFeB magnets from rare earths, a capacity that is not currently found in the United States. Once we reach full planned production rates for REOs and other planned downstream products, the increased competition may lead our competitors to engage in predatory pricing behavior. Any increase in the amount of rare earth products exported from other nations and increased competition may result in price reductions, reduced margins and loss of potential market share, any of which could materially adversely affect our profitability. As a result of these factors, we may not be able to compete effectively against current and future competitors.

We may not be able to adequately protect our intellectual property rights. If we fail to adequately enforce or defend our intellectual property rights, our business may be harmed.

Much of the technology used in the markets in which we compete is protected by patents and trade secrets, and our commercial success will depend in significant part on our ability to obtain and maintain patent and trade secret protection for our products and methods. To compete in these markets, we rely on a combination of trade secret protection, nondisclosure and licensing agreements, patents and trademarks to establish and protect our proprietary intellectual property rights, including our proprietary rare earth production processes that are not patented. We also have a proven technology and product development group and as of June 1, 2010, held 18 issued and pending U.S. patents and patent applications, and 146 issued and pending foreign patents and patent applications. We intend to rely on patented products, such as XSORBX®, and related licensing agreements to establish proprietary markets for low demand REEs. These intellectual property rights may be challenged or infringed upon by third parties or we may be unable to maintain, renew or enter into new license agreements with third-party owners of intellectual property on reasonable terms. In addition, our intellectual property may be subject to infringement or other unauthorized use outside of the United States. In such case, our ability to protect our intellectual property rights by legal recourse or otherwise may be limited, particularly in countries where laws or enforcement practices are undeveloped or do not recognize or protect intellectual property rights to the same extent as the United States. Unauthorized use of our intellectual property rights or our inability to preserve existing intellectual property rights could adversely impact our competitive position and results of operations. The loss of our patents could reduce the value of the related products. In addition, the cost to litigate infringements of our patents, or the cost to defend ourselves against patent infringement actions by others, could be substantial.

Proprietary trade secrets and unpatented know-how are also very important to our business. We rely on trade secrets to protect certain aspects of our technology, especially where we do not believe that patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential or proprietary information. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We may not be able to obtain additional patents and the legal protection afforded by any additional patents may not adequately protect our rights or permit us to gain or keep any competitive advantage.

Our ability to obtain additional patents is uncertain and the legal protection afforded by these patents is limited and may not adequately protect our rights or permit us to gain or keep any competitive advantage. In addition, the specific content required of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or interpretations of patent laws in the United States or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection. Even if patents are issued regarding our products and processes, our competitors may challenge the validity of those patents. Patents also will not protect our products and processes if competitors devise ways of making products without infringing our patents.

If we infringe, or are accused of infringing, the intellectual property rights of third parties, it may increase our costs or prevent us from being able to sell our existing products or commercialize new products.

There is a risk that we may infringe, or may be accused of infringing, the proprietary rights of third parties under patents and pending patent applications belonging to third parties that may exist in the United States and elsewhere in the world that relate to our rare earth products and processes. Because the patent application process can take several years to complete, there may be currently pending applications that may later result in issued patents that cover our products and processes. In addition, our products and processes may infringe existing patents.

Defending ourselves against third-party claims, including litigation in particular, would be costly and time consuming and would divert management’s attention from our business, which could lead to delays in our expansion and modernization efforts. If third parties are successful in their claims, we might have to pay substantial damages or take other actions that are adverse to our business. As a result of intellectual property infringement claims, or to avoid potential claims, we might:

•	be prohibited from, or delayed in, selling or licensing some of our products or using some of our processes unless the patent holder licenses the patent to us, which it is not required to do;

•	be required to pay substantial royalties or grant a cross license to our patents to another patent holder; or

•	be required to redesign a product or process so it does not infringe a third party’s patent, which may not be possible or could require substantial funds and time.

In addition, we could be subject to claims that our employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of third parties.

If we are unable to resolve claims that may be brought against us by third parties related to their intellectual property rights on terms acceptable to us, we may be precluded from offering some of our products or using some of our processes.

Power shortages at the Mountain Pass facility may temporarily delay mining and processing operations and increase costs, which may materially adversely impact our business.

Due to its position on the regional electric grid, the Mountain Pass facility faces occasional power shortages during peak periods. Instability in electrical supply in past years has caused sporadic outages and brownouts and higher costs. Such outages and brownouts have had a negative impact on production. We plan to install a natural gas powered co-generation power plant as part of our modernization and expansion of the Mountain Pass facility to reduce energy costs at the Mountain Pass facility as well as minimize or eliminate our reliance on the regional electric power grid. If the co-generation power plant is not installed, or is significantly delayed, we will remain subject to the effects of occasional power outages and brownouts and could experience temporary interruptions of mining and processing operations. We then may be unable to fill customer orders in a timely manner and may be subject to higher power costs at the Mountain Pass facility. As a result, our revenue could be adversely impacted and our relationships with our customers could suffer, adversely impacting our ability to generate future revenue. In addition, if power to the Mountain Pass facility is disrupted during certain phases of our REO extraction process, we may incur significant expenses that may adversely affect our business.

Increasing costs or limited access to raw materials may adversely affect our profitability.

We use significant amounts of hydrochloric acid and sodium hydroxide as reagents to process REOs. We ultimately intend to produce our own hydrochloric acid and sodium hydroxide at the Mountain Pass facility. While the technology used to produce hydrochloric acid and sodium hydroxide is well developed, this technology has not yet been implemented at the Mountain Pass facility. Accordingly, we currently purchase hydrochloric acid and sodium hydroxide in the open market and, as a result, could be subject to significant volatility in the cost or availability of these reagents. We may not be able to pass increased prices for these reagents through to our customers in the form of price increases. A significant increase in the price, or decrease in the availability, of these reagents before we perfect our ability to produce them on site could materially increase our operating costs and adversely affect our profit margins from quarter to quarter.

Fluctuations in transportation costs or disruptions in transportation services could increase competition or impair our ability to supply rare earth minerals or products to our customers, which could adversely affect our results of operations.

Finding affordable and dependable transportation is important because it allows us to supply customers around the world. Labor disputes, derailments, adverse weather conditions or other environmental events and changes to rail or ocean freight systems could interrupt or limit available transport services, which could result in customer dissatisfaction and loss of sales potential and could materially adversely affect our results of operations.

We must process REOs to exacting specifications in order to provide customers with a consistently high quality product. An inability to perfect the mineral extraction process to meet individual customer specifications may have a material adverse effect on our financial condition or results of operations.

We process REOs to meet customer needs and specifications and to provide customers with a consistently high quality product and a purity higher than previously achieved in prior mining operations at the Mountain Pass facility. An inability to perfect the mineral extraction process to meet individual customer specifications may have a material adverse effect on our financial condition or results of operations. In addition, customer needs and specifications may change with time. Any delay or failure in developing processes to meet changing customer needs and specifications may have a material adverse effect on our financial condition or results of operations.

Diminished access to water may adversely affect our operations.

Currently, processing of REOs requires significant amounts of water. The technology we are developing to significantly reduce our need for fresh water, including proprietary production of our own hydrochloric acid and sodium hydroxide from waste water at our own chlor-alkali plant, has not yet been proven at commercial scale and has not yet been implemented. Although we believe our existing water rights and water supply are sufficient to meet our projected water requirements, any decrease or disruption in our available water supply until this technology is successfully developed may have a material adverse effect on our operations and our financial condition or results of operations.

Inaccuracies in our estimates of REO reserves and resource deposits could result in lower than expected revenues and higher than expected costs.

We base our REO reserve and resource estimates on engineering, economic and geological data assembled and analyzed by outside firms, which are reviewed by our engineers and geologists. Ore reserve estimates, however, are necessarily imprecise and depend to some extent on statistical inferences drawn from available drilling data, which may prove unreliable. There are numerous uncertainties inherent in estimating quantities and qualities of REO reserves and non-reserve REO deposits and costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable REO reserves necessarily depend upon a number of variable factors and assumptions, all of which may vary considerably from actual results, such as:

•	geological and mining conditions and/or effects from prior mining that may not be fully identified by available data or that may differ from experience;

•	assumptions concerning future prices of rare earth products, operating costs, mining technology improvements, development costs and reclamation costs; and

•	assumptions concerning future effects of regulation, including the issuance of required permits and taxes by governmental agencies.

Any inaccuracy in our estimates related to our REO reserves and non-reserve REO deposits could result in lower than expected revenues and higher than expected costs or a shortened estimated life for the mine at the Mountain Pass facility.

Period-to-period conversion of probable rare earth ore reserves to proven ore reserves may result in increases or decreases to the total reported amount of ore reserves. Conversion, an indicator of the success in upgrading probable ore reserves to proven ore reserves, is evaluated annually. Conversion rates are affected by a number of factors, including geological variability, applicable mining methods and changes in safe mining practices, economic considerations and new regulatory requirements.

Work stoppages or similar difficulties could significantly disrupt our operations, reduce our revenues and materially adversely affect our results of operations.

As of June 1, 2010, approximately 73 employees at the Mountain Pass facility were covered by a collective bargaining agreement with the United Steelworkers of America that expires in March 2012. A work stoppage at the Mountain Pass facility could significantly disrupt our operations, reduce our revenues and materially adversely affect our results of operations.

A shortage of skilled technicians and engineers may further increase operating costs, which may materially adversely affect our results of operations.

Efficient production of rare earth products using modern techniques and equipment requires skilled technicians and engineers. In addition, our expansion efforts will significantly increase the number of skilled technicians and engineers required to successfully operate our business. In the event that we are unable to hire and train the necessary number of skilled technicians and engineers, there could be an adverse impact on our labor costs and our ability to reach full planned production levels in a timely manner, which could have a material adverse effect on our results of operations.

We depend on key personnel for the success of our business.

We depend on the services of our senior management team and other key personnel. The loss of the services of any member of senior management or a key employee could have an adverse effect on our business. We may not be able to locate, attract or employ on acceptable terms qualified replacements for senior management or other key employees if their services are no longer available.

Because of the dangers involved in the mining of minerals and the manufacture of mineral products, there is a risk that we may incur liability or damages as we conduct our business.

The mining of minerals and the manufacture of mineral products involves numerous hazards, including:

•	unusual and unexpected rock formations affecting ore or wall rock characteristics;

•	ground or slope failures;

•	environmental hazards;

•	industrial accidents;

•	processing problems;

•	periodic interruptions due to inclement or hazardous weather conditions or other acts of God; and

•	mechanical equipment failure and facility performance problems.

Although we maintain insurance to address certain risks involved in our business, such as coverage for pollution liability, property damage, business interruption and workers compensation, there can be no assurance that we will be able to maintain insurance to cover these risks at economically feasible premiums. Additionally, we cannot be certain that all claims we may make under our insurance policies will be deemed to be within the scope of, or fully covered by, our policies. Furthermore, we do not maintain coverage for losses resulting from acts of terrorism. We might also become subject to liability for environmental damage or other hazards that may be uninsurable or for which we may elect not to insure because of premium costs or commercial impracticality. These policies contain limits of coverage and exclusions that are typical of such policies generally. For example, our pollution liability policy has $20 million aggregate and per incident limits and excludes, among other things, costs associated with closure, post-closure and reclamation. The payment of such premiums, or the assumption of such liabilities, may have a material adverse effect on our financial position and results of operations.

Risks Related to Environmental Regulation

Our operations are subject to extensive and costly environmental requirements; and current and future laws, regulations and permits will impose significant costs, liabilities or obligations or could limit or prevent our ability to continue our current operations or to undertake new operations.

We are subject to numerous and detailed, federal, state and local environmental laws, regulations and permits, including those pertaining to employee health and safety, environmental permitting and licensing, air quality standards, greenhouse gas, or GHG, emissions, water usage and pollution, waste management, plant and wildlife protection, handling and disposal of radioactive substances, remediation of soil and groundwater contamination, land use, reclamation and restoration of properties, the discharge of materials into the environment and groundwater quality and availability. These requirements may result in significant costs, liabilities and obligations, impose conditions that are difficult to achieve or otherwise delay, limit or prohibit current or planned operations. Consequently, the modernization and expansion of the Mountain Pass facility may be delayed, limited or prevented and current operations may be curtailed. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other sanctions. Pursuant to such requirements, we may also be subject to third-party claims, including for damages to property or injury to persons arising from our operations. Moreover, these environmental requirements, and the interpretation and enforcement thereof, change frequently and have tended to become more stringent over time. For example, GHG emission regulation is becoming more rigorous. As a result of our planned expansion, we expect to be required to report annual GHG emissions from our operations, and additional GHG emission related requirements are in various stages of development. The U.S. Congress is considering various legislative proposals to address climate change, including a nationwide limit on GHGs. In addition, the U.S. Environmental Protection Agency, or EPA, has issued vehicle emission regulations that would subject GHG emissions from stationary sources to the Prevention of Significant Deterioration and Title V provisions of the federal Clean Air Act. California also may establish GHG emission regulations pursuant to its Global Warming Solutions Act. If made effective, any such regulations could require us to modify existing permits or obtain new permits, implement additional pollution control technology, curtail operations or increase significantly our operating costs. Any regulation of GHG emissions, including through a cap-and-trade system, technology mandate, emissions tax, reporting requirement or other program, could adversely affect our business, financial condition, reputation, operating performance and product demand.

Any future changes in these laws, regulations or permits (or the interpretation or enforcement thereof) or any sanctions, damages, costs, obligations or liabilities in respect of these matters could have a material adverse effect on our business, results of operations and financial condition.

We are subject to the Federal Mine Safety and Health Act of 1977 and the California Occupational Safety and Health Program, and regulations adopted pursuant thereto, which impose stringent health and safety standards on numerous aspects of our operations.

Our operations at the Mountain Pass facility are subject to the Federal Mine Safety and Health Act of 1977, as amended by the Mine Improvement and New Emergency Response Act of 2006, and the regulations adopted by the California Occupational Safety and Health Administration, which impose stringent health and safety standards on numerous aspects of mineral extraction and processing operations, including the training of personnel, operating procedures, operating equipment and other matters. Our failure to comply with such standards, or changes in such standards or the interpretation or enforcement thereof, could have a material adverse effect on our business, financial condition or otherwise impose significant restrictions on our ability to conduct mining operations.

Our operations may affect the environment or cause exposure to hazardous substances, any of which could result in material costs, obligations or liabilities.

Our operations currently use, and in the past have used, hazardous materials and generate, and in the past have generated, hazardous and naturally occurring radioactive wastes. The Mountain Pass facility has been used for mining and related purposes since 1952, and contamination is known to exist around the facility. We may be subject to claims under environmental laws, regulations and permits for toxic torts, natural resource damages and other liabilities, as well as for the investigation and remediation of soil, surface water, groundwater and other environmental media. The Mountain Pass facility is currently subject to an order issued by the Lahontan Regional Water Quality Control Board pursuant to which we have conducted various investigatory and remedial actions, primarily related to certain onsite impoundments, including groundwater monitoring, extraction and treatment. We are still in the process of delineating the extent of groundwater contamination at and around the facility and cannot assure you that we will not incur material costs relating to the remediation of such contamination. Also, prior to our acquisition of the Mountain Pass facility, leaks in a wastewater pipeline from the Mountain Pass facility to offsite evaporation ponds on the Ivanpah dry lake bed caused contamination. However, that contamination is being remediated by Chevron Mining Inc., who retained ownership of the ponds and the pipeline. A small portion of the pipeline extends onto the Mountain Pass facility but is part of the pipeline removal and remediation being conducted by Chevron Mining Inc. at its expense. In addition to claims arising out of our current or former properties, such claims may arise in connection with contaminated third-party sites at which we have disposed of waste. As a matter of law, and despite any contractual indemnity or allocation arrangements or acquisition agreements to the contrary, our liability for these claims may be joint and several, so that we may be held responsible for more than our share of any contamination, or even for the entire share. These and similar unforeseen impacts that our operations may have on the environment, as well as human exposure to hazardous or radioactive materials or wastes associated with our operations, could have a material adverse effect on our business, reputation, results of operation and financial condition.

We may be unable to obtain, maintain or renew permits necessary for the development or operation of the Mountain Pass facility, which could have a material adverse effect on our business, results of operations and financial condition.

We must obtain a number of permits that impose strict conditions, requirements and obligations relating to various environmental and health and safety matters in connection with our current and future operations, including the modernization and expansion of the Mountain Pass facility. To obtain certain permits, we may be required to conduct environmental studies and collect and present data to governmental authorities pertaining to the potential impact of our current and future operations upon the environment and to take steps to avoid or mitigate those impacts. The permitting rules, and interpretation thereof, are complex and have tended to become more stringent over time. In some cases, the public (including environmental interest groups) has rights to comment upon and submit objections to permit applications and environmental impact statements prepared in connection therewith, and otherwise participate in the permitting process, including challenging the issuance of permits, validity of environmental impact statements and determinations and performance of permitted activities. Accordingly, permits required for our operations, including the modernization and expansion of the Mountain Pass facility, may not be issued, maintained or renewed in a timely fashion or at all, or may be issued or renewed upon conditions that restrict our ability to conduct our operations economically. Any such failure to obtain, maintain or renew permits, or other permitting delays or conditions, including in connection with any environmental impact analyses, could have a material adverse effect on our business, results of operations and financial condition.

Our inability to acquire, maintain or renew financial assurances related to the reclamation and restoration of mining property could have a material adverse effect on our business and results of operations.

We are generally obligated to restore property after it has been mined in accordance with regulatory standards and our approved mining plan. We are required under federal, state and local laws to maintain financial assurances, such as surety bonds, to secure such obligations. The failure to acquire, maintain or renew such assurances, as required by federal, state and local laws, could subject us to fines and penalties as well as the revocation of our mining permits. Such failure could result from a variety of factors, including:

•	the lack of availability, higher expense or unreasonable terms of such financial assurances;

•	the ability of current and future financial assurance counterparties to increase required collateral; and

•	the exercise by third-party financial assurance counterparties of any rights to refuse to renew the financial assurance instruments.

Our inability to acquire or failure to maintain or renew such financial assurances could have a material adverse effect on our business, financial condition and results of operations.

If the assumptions underlying our reclamation plan and mine closure obligations are inaccurate, we could be required to expend materially greater amounts than anticipated to reclaim mined property, which could materially and adversely affect our business, results of operations and financial condition.

Federal, state and local laws and regulations establish reclamation and closure standards applicable to our surface mining and other operations as well. Estimates of our total reclamation and mine closing liabilities are based upon our reclamation plan, third-party expert reports, current applicable laws and regulations, certain permit terms and our engineering expertise related to these requirements. Any change in the underlying assumptions or other variation between the estimated liabilities and actual costs could materially and adversely affect our business, results of operations and financial condition.

Risks Related to This Offering and Ownership of Our Common Stock

There is no existing market for our common stock, and a trading market that will provide our stockholders with adequate liquidity may not develop. The price of our common stock may fluctuate significantly, and stockholders could lose all or part of their investment.

Prior to the offering, there has been no public market for our common stock. An active trading market for our common stock may never develop or be sustained, which could depress the market price of our common stock and could affect your ability to sell your shares of common stock. In the event that the number of shares of our common stock to be sold in this offering is decreased, liquidity could be adversely affected even further. Stockholders may not be able to resell their shares at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of our common stock and limit the number of investors who are able to buy our common stock.

The initial public offering price for our common stock will be determined by negotiations between us and the representative of the underwriters and may bear no relationship to the price at which our common stock will trade following the completion of this offering. The market price of our common stock may decline below the initial public offering price. The market price of our common stock following this offering is likely to be highly volatile and may be influenced by many factors, some of which are beyond our control, including:

•	our quarterly or annual earnings or those of other companies in our industry;

•	loss of a large customer;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our stock after this offering or changes in financial estimates by analysts;

•	future sales of our common stock; and

•	other factors described in this “Risk Factors” section.

Reports published by securities or industry analysts, including projections in those reports that exceed our actual results, could adversely affect our stock price and trading volume.

We currently expect securities research analysts, including those affiliated with our underwriters, to establish and publish their own quarterly projections regarding our operating results. These projections may vary widely from one another and may not accurately predict the results we actually achieve. Our stock price may decline if we fail to meet securities research analysts’ projections. Similarly, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our stock price or trading volume could decline. Additionally, while we expect securities research analyst coverage, if no securities or industry analysts commence coverage of us, the trading price of our stock and the trading volume could decline.

Future sales of shares of common stock by existing stockholders could depress the market price of our common stock.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up period and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly and could decline below the initial public offering price. Upon completion of this offering, we will have approximately 81,250,000 shares of common stock outstanding (or 85,468,750 shares if the underwriters exercise their option to purchase additional shares of common stock in this offering in full). Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. may, in their sole discretion, permit our executive officers, directors, employees and current stockholders to sell shares prior to the expiration of the lock-up agreements.

After the lock-up agreements pertaining to this offering expire, an additional 53,125,000 shares will be eligible for sale in the public market, 52,560,316 of which are beneficially owned by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition, the shares reserved for future issuance under our new stock incentive plan will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline substantially.

The availability of shares of our common stock for sale in the future could reduce the market price of our common stock.

In the future, we may issue additional securities to raise capital. We may also acquire interests in other companies by using a combination of cash and our common stock or just our common stock. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in our company and have an adverse impact on the price of our common stock. In addition, sales of a substantial amount of our common stock in the public market, or the perception that these sales may occur, could reduce the market price of our common stock. This could also impair our ability to raise additional capital through the sale of our securities.

We do not intend to pay dividends in the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our operating results and financial condition, capital requirements, contractual restrictions, business prospects and other factors that our board of directors considers relevant. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment.

Anti-takeover provisions contained in our certificate of incorporation and bylaws after the corporate reorganization, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation and bylaws provisions may have the effect of delaying, deferring or discouraging a prospective acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of common stock, thus depriving stockholders of any advantages which large accumulations of stock might provide.

As a Delaware corporation, we will also be subject to provisions of Delaware law, including Section 203 of the General Corporation Law of the State of Delaware. Section 203 prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations unless the business combination was approved in advance by our board of directors, results in the stockholder holding more than 85% of our outstanding common stock or is approved by the holders of at least 66 2/3% of our outstanding common stock not held by the stockholder engaging in the transaction.

Any provision of our certificate of incorporation or our bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Our board of directors can issue, without stockholder approval, preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock.

Our board of directors can issue, without stockholder approval, preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock and reduce the likelihood that such holders will receive dividend payments or payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change of control or other corporate action.

You will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the net tangible book value of each outstanding share of common stock immediately after this offering. If you purchase common stock in this offering, you will suffer immediate and substantial dilution. The dilution will be $9.88 per share in the net tangible book value of the common stock from the expected initial public offering price. In addition, if outstanding options to purchase shares of our common stock are exercised, there could be further dilution.

Our board of directors and management may have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

We presently intend to use the net proceeds from this offering to fund a portion of our modernization and expansion costs and to fund all of our cash collateral requirements as described under the heading, “Use of Proceeds.” Because our modernization and expansion costs will be expended through 2012, we may choose alternative funding for our modernization and expansion costs, including other sources from our financing plan, in which case any remaining net proceeds from this offering may be used for general corporate purposes, including, without limitation, to fund our working capital requirements and to develop new products, processes and technologies, both through acquisitions and capital programs. Our board of directors and management will have broad discretion to use the remaining net proceeds from this offering, and you will be relying on their judgment regarding the application of these proceeds. Our board of directors and management might not apply the net proceeds of this offering in ways that increase the value of your investment. Until we use the net proceeds from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We identified a material weakness in our internal control over financial reporting which, if not satisfactorily remediated, could result in material misstatements in our consolidated financial statements in future periods.

During the preparation of our consolidated financial statements as of December 31, 2009 and 2008 and for the year ended December 31, 2009, the period from June 12, 2008 (Inception) through December 31, 2008, and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2009, we identified deficiencies in our internal control over financial reporting which, when considered in the aggregate, represent a material weakness. If not remediated, this material weakness could result in material misstatements in our consolidated financial statements in future periods. Specifically, we did not maintain a sufficient complement of personnel with an appropriate level of accounting and financial reporting knowledge, experience and training in the application of U.S. generally accepted accounting principles, or U.S. GAAP. We also did not maintain an adequate system of processes and internal controls sufficient to support our financial reporting requirements and to produce timely and accurate consolidated financial statements in accordance with U.S. GAAP.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

In late 2009, we commenced remediation actions which included hiring several individuals with significant accounting, auditing and financial reporting experience and devoting significant resources to improving our system of processes and internal controls. Specifically, we hired a chief financial officer, a corporate controller and a director of financial reporting, and in early 2010, we hired an accounting manager for the Mountain Pass facility, all of whom are certified public accountants. We also installed additional functionality and increased the integration of our information technology systems to increase automation and accuracy within our processes. If our actions are not effective in correcting the material weakness and we continue to experience material weaknesses, investors could lose confidence in our financial reporting, particularly if such weaknesses result in a restatement of our financial results, and our stock price could decline. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Controls.”

We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls. If we are unable to achieve and maintain effective internal controls, particularly in a period of anticipated rapid growth, our operating results and financial condition could be harmed.

We will be required to comply with Section 404 of the Sarbanes-Oxley Act beginning with the year ending December 31, 2011. Section 404 requires that we evaluate our internal control over financial reporting to enable management to report on the effectiveness of those controls. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements in accordance with U.S. GAAP. While we have begun the comprehensive process of evaluating our internal controls, we are in the early phases of our review and will not complete our review until well after this offering is completed. We cannot predict the outcome of our review at this time. During the course of the review, we may identify additional control deficiencies of varying degrees of severity, in addition to the material weakness discussed above.

We have taken steps to improve our internal control over financial reporting, including identification of deficiencies in the knowledge and expertise of personnel required in the accounting and finance functions of a public company. We have incurred significant costs to remediate our material weakness and deficiencies and improve our internal controls, and will incur additional expense as we undertake the modernization and expansion of the Mountain Pass facility. As we implement this modernization and expansion, the resulting growth in our business will require us to implement additional internal controls. To comply with Sarbanes-Oxley requirements, especially during this period of anticipated rapid growth, we will need to further upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and legal staff. If we are unable to upgrade our systems and procedures or hire the necessary additional personnel in a timely and effective fashion, we may not be able to comply with our financial reporting requirements and other rules that apply to public companies.

As a public company, we will be required to report internal control deficiencies that constitute material weaknesses in our internal control over financial reporting. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Controls.” We will also be required to obtain an audit report from our independent registered public accounting firm beginning in 2011 regarding the effectiveness of our internal controls over financial reporting. If we fail to implement the requirements of Section 404 in a timely manner, if we or our independent registered public accounting firm are unable to conclude that our internal control over financial reporting are effective, or if we fail to comply with our financial reporting requirements, investors may lose confidence in the accuracy and completeness of our financial reports.

We will incur increased costs as a result of being a publicly traded corporation.

We have no history operating as a publicly traded corporation. As a publicly traded corporation, we will incur additional legal, accounting and other expenses that we did not incur as a private company. This increase will be due to the increased accounting support services, filing annual and quarterly reports with the SEC, increased audit fees, investor relations, directors’ fees, directors’ and officers’ insurance, legal fees, stock exchange listing fees and registrar and transfer agent fees, which we expect to incur after the completion of this offering. In addition, we expect that complying with the rules and regulations implemented by the SEC and NYSE will increase our legal and financial compliance costs and make activities more time-consuming and costly. For example, as a result of becoming a publicly traded corporation, we are required to have a board containing a majority of independent directors, create additional board committees and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal control over financial reporting. In addition, we will incur additional costs associated with our publicly traded corporation reporting requirements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Rare Earth Industry Overview” and “Business,” contains forward-looking statements that represent our beliefs, projections and predictions about future events or our future performance. You can identify forward-looking statements by terminology such as “may,” “will,” “would,” “could,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other similar expressions or phrases. These forward-looking statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements or industry results to differ materially from any future results, performance or achievement described in or implied by such statements.

Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to:

•	our ability to secure sufficient capital to implement our business plans;

•	our ability to complete our modernization and expansion efforts and reach full planned production rates for REOs and other planned downstream products;

•	uncertainties associated with our reserve estimates and non-reserve deposit information;

•	uncertainties regarding global supply and demand for rare earth materials;

•	our ability to maintain appropriate relations with unions and employees;

•	our ability to successfully implement our “mine-to-magnets” strategy;

•	environmental laws, regulations and permits affecting our business, directly and indirectly, including, among others, those relating to mine reclamation and restoration, climate change, emissions to the air and water and human exposure to hazardous substances used, released or disposed of by us; and

•	uncertainties associated with unanticipated geological conditions related to mining.

See “Risk Factors” for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. Any forward-looking statement you read in this prospectus reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, operating results, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future, except as otherwise required by applicable law.

This prospectus also contains statistical data and estimates we obtained from industry publications and reports generated by third parties. Although we believe that the publications and reports are reliable, we have not independently verified their data.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $420.7 million from the sale of shares of our common stock in this offering (or $483.8 million if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses that we must pay.

Under our current business plan, we intend to spend approximately $511 million through 2012 to restart mining operations, construct and refurbish processing facilities and other infrastructure at the Mountain Pass facility and expand into metals and alloys production, the costs of which we refer to as our modernization and expansion costs. We also plan to use up to approximately $27.4 million, all of which is expected to be used in 2010, for letters of credit and/or cash collateral to secure surety bonds issued for the benefit of certain regulatory agencies in connection with our Mountain Pass facility closure and reclamation obligation, which we refer to as our cash collateral requirements. Our estimated capital expenditures of $511 million do not include corporate, selling, general and administrative expenses, which we estimate to be an additional $5 million to $10 million per year. We presently intend to use the net proceeds from this offering to fund a portion of our modernization and expansion costs and all of our cash collateral requirements. We anticipate that the remainder of our modernization and expansion costs will be funded through traditional debt financing, project financing, additional public or private equity offerings and/or federal government programs including the U.S. Department of Energy loan guarantee program for which we submitted an application in June 2010. Because our modernization and expansion costs will be expended through 2012, we may choose alternative funding for our modernization and expansion costs, including other sources from our financing plan, in which case any remaining net proceeds from this offering may be used for general corporate purposes, including, without limitation, to fund our working capital requirements and to develop new products, processes and technologies, both through acquisitions and capital programs.

Each $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share would increase or decrease, as applicable, the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses that we must pay and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, by approximately $26.3 million, or approximately $30.2 million assuming the underwriters exercise their option to purchase additional shares of common stock in this offering in full. In addition, an increase or decrease in the number of shares of our common stock sold by us in this offering by 10% would cause the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, to increase or decrease by approximately $42.1 million, or approximately $48.4 million assuming the underwriters exercise their option to purchase additional shares of common stock in this offering in full. Any additional net proceeds would be used to fund our modernization and expansion costs or, to the extent that our modernization and expansion costs are funded from alternative sources, for general corporate purposes. If the net proceeds are less than the estimated amount, the amount of net proceeds that we would use to fund our modernization and expansion costs or, to the extent that our modernization and expansion costs are funded from alternative sources, for general corporate purposes would be reduced, and the additional amount we need to fully fund our plans would be increased.

Pending our use of the net proceeds from this offering as described above, we plan to invest the proceeds in a variety of capital preservation investments, including short-term interest-bearing obligations, investment-grade instruments, certificates of deposit and direct guaranteed obligations of the United States.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and our capitalization as of March 31, 2010:

•	on an actual basis reflecting the consolidated cash and cash equivalents and capitalization of Molycorp, LLC;

•	on a pro forma basis reflecting the consolidated cash and cash equivalents and capitalization of Molycorp, Inc. to give effect to the corporate reorganization, the purchase by existing investors of additional shares of Class A common stock for $5.0 million on May 28, 2010, and the conversion of all of our Class A common stock and Class B common stock into shares of common stock immediately prior to the consummation of this offering, as described in “Corporate Reorganization”; and

•	on a pro forma as adjusted basis reflecting the pro forma consolidated cash and cash equivalents and capitalization of Molycorp, Inc. to also give effect to the issuance of 28,125,000 shares of common stock and the receipt of the net proceeds by us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses that we must pay.

The information in this table should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	March 31, 2010
			Pro Forma
	Actual	Pro Forma	as Adjusted
(In thousands)

Cash and cash equivalents	$7,452	$12,452	$433,135

Total debt	$—	$—	$—
Members’ equity:
Paid-in capital	127,576	—	—
Stockholders’ equity:
Common stock, $0.001 par value; 350,000,000 shares authorized; 53,125,000 shares issued and outstanding pro forma; 81,250,000 shares issued and outstanding pro forma as adjusted	—	53	81
Additional paid-in capital	—	132,523	553,178
Deficit accumulated during the development stage	(50,410)	(50,410)	(50,410)

Total equity (deficit)	77,166	82,166	502,849

Total capitalization	$77,166	$82,166	$502,849

DIVIDEND POLICY

Since our inception, we have not paid any cash dividends. For the foreseeable future, we intend to retain any earnings to finance the development of our business. We do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon then-existing conditions, including our operating results and our financial condition, capital requirements, contractual restrictions, business prospects and other factors that our board of directors may deem relevant.

DILUTION

Dilution is the amount by which the portion of the offering price paid by the purchasers of the common stock to be sold in this offering exceeds the net tangible book value per share of common stock after the offering. Net tangible book value per share of our common stock is determined at any date by subtracting total liabilities from our total assets less our intangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

Our net tangible book value as of March 31, 2010 (after giving effect to the corporate reorganization, a 38.23435373-for-one stock split with respect to shares of our Class A common stock and Class B common stock and the conversion of all of our Class A common stock and Class B common stock into shares of common stock immediately prior to the consummation of this offering) was approximately $76.5 million, or $1.44 per share of common stock. After giving effect to our receipt and intended use of approximately $420.7 million of estimated net proceeds (after deducting underwriting discounts and commissions and estimated offering expenses that we must pay) from our sale of common stock in this offering based on an assumed initial public offering price of $16.00 per share of common stock, which is the midpoint of the estimated range set forth on the cover page of this prospectus, our adjusted net tangible book value as of March 31, 2010 would have been approximately $497.2 million, or $6.12 per share of common stock. This amount represents an immediate increase in net tangible book value of $4.68 per share of common stock to existing stockholders and an immediate dilution of $9.88 per share of common stock to new investors purchasing shares of common stock in this offering at the assumed initial public offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$16.00
Net tangible book value per share as of March 31, 2010 (after giving effect to the corporate reorganization and stock split)	1.44
Increase per share attributable to cash payments made by investors in this offering	4.68

Adjusted net tangible book value per share after this offering	6.12

Dilution per share to new investors	$9.88

If the underwriters exercise their option to purchase additional shares of common stock in this offering in full, the adjusted net tangible book value as of March 31, 2010 would have been approximately $560.3 million, or $6.56 per share of common stock. This represents an increase in adjusted net tangible book value of $5.12 per share to existing stockholders and dilution in adjusted net tangible book value of $9.44 per share to new investors.

A $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share would increase or decrease, as applicable, our adjusted net tangible book value per share after this offering by $0.32 per share and dilution to new investors by $0.68 per share, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses that we must pay.

The following table summarizes, on an as adjusted basis as of June 30, 2010, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors in this offering. Existing investors purchased additional shares of Class A common stock for $5.0 million on May 28, 2010. As the table shows, new investors purchasing shares of common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below assumes an initial public offering price of $16.00 per share for shares of common stock purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses that we must pay:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share
	(in thousands)		(in thousands)

Existing investors	53,125	65.4%	$132,335	22.7%	$2.49
New investors	28,125	34.6	450,000	77.3	16.00

Total	81,250	100.0%	$582,335	100.0%

CORPORATE REORGANIZATION

Molycorp Minerals, LLC, a Delaware limited liability company formerly known as Rare Earth Acquisitions LLC, was formed on June 12, 2008 to purchase the Mountain Pass, California rare earth deposit and associated assets from Chevron Mining Inc., a subsidiary of Chevron Corporation. Prior to the acquisition, the Mountain Pass facility was owned by Chevron Mining Inc. and, before 2005, by Unocal Corporation. Molycorp, LLC, which was the parent of Molycorp Minerals, LLC, was formed on September 9, 2009 as a Delaware limited liability company. Molycorp, Inc. was formed on March 4, 2010 as a new Delaware corporation that has not, to date, conducted any activities other than those incident to its formation and the preparation of this registration statement.

The members of Molycorp, LLC contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interests in entities that hold member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class A common stock. Additionally, all of the holders of profits interests in Molycorp Minerals, LLC, which were represented by incentive shares, have contributed all of their incentive shares to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class B common stock. Accordingly, Molycorp, LLC and Molycorp Minerals, LLC became subsidiaries of Molycorp, Inc. We refer to this process as the “corporate reorganization” throughout this prospectus. All of the shares of Class A common stock and Class B common stock will convert into shares of common stock immediately prior to the consummation of this offering. Following the corporate reorganization, Molycorp, LLC was merged with and into Molycorp Minerals, LLC.

The incentive shares had been issued by Molycorp, LLC to some of its key employees, including certain of our executive officers, and non-employee directors. These incentive shares would have entitled the incentive shareholders to share in cash distributions with the initial investors, who received Class A common stock, in amounts ranging from 3.2% to 7.0% of the distributions once the initial investors had received an annually compounded 10% return and their initial capital contributions. The terms of the Class A common stock and Class B common stock generally replicate the economics of the original incentive shares in that the shares of Class A common stock and Class B common stock will convert into shares of common stock in connection with the corporate reorganization at a conversion ratio dependent on the return that the initial investors receive. This return will be determined on the value of the initial investors’ shares based on the initial public offering price as compared to the amount of total capital contributed by the initial investors plus a compounded annual rate of return of 10%. Accordingly, although the aggregate number of shares of common stock into which the Class A common stock and Class B common stock will convert will be fixed at 53,125,000 shares in the aggregate (subject to minor deviations because of rounding when converting fractional shares), the actual number of shares of common stock that the holders of Class A common stock and Class B common stock will receive will vary depending on the initial public offering price and the amount of the deemed return to the initial investors. Based on an assumed initial offering price of $16.00 per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, we estimate that, immediately prior to the consummation of this offering, we will issue to the holders of Class A common stock approximately 50,561,029 shares of common stock upon conversion and to the holders of Class B common stock approximately 2,563,971 shares of common stock upon conversion. If the actual offering price per share is greater than $16.00 per share, then the Class A stockholders will receive less of a percentage, and the Class B stockholders will receive a proportionally larger percentage, of the shares of our common stock in the aggregate to be issued upon conversion of the outstanding shares of our Class A common stock and Class B common stock. Similarly, if the actual offering price per share is less than $16.00 per share, then the Class A stockholders will receive more of a percentage, and the Class B stockholders will receive a proportionately smaller percentage, of the shares of our common stock in the aggregate to be issued upon conversion of the outstanding shares of our Class A common stock and Class B common stock. However, in no event will the Class B stockholders receive more than 5.88% of the aggregate number of shares of our common stock to be issued upon conversion of the shares of our Class A common stock and Class B common stock immediately prior to the consummation of this offering.

As of July 1, 2010, there were nine holders of our Class A common stock and 13 holders of our Class B common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

Upon the formation of Molycorp, LLC on September 9, 2009, all members of Molycorp Minerals, LLC contributed their member interests to Molycorp, LLC in exchange for member interests in Molycorp, LLC. That exchange was treated as a reorganization of entities under common control and Molycorp Minerals, LLC is the predecessor to Molycorp, LLC. Accordingly, all financial information of Molycorp, LLC for periods prior to its formation is the historical financial information of Molycorp Minerals, LLC. Molycorp Minerals, LLC acquired the Mountain Pass, California rare earth deposit and associated assets from Chevron Mining Inc., a subsidiary of Chevron Corporation, on September 30, 2008. The selected consolidated financial data as of December 31, 2009 and 2008, and for the year ended December 31, 2009 and for the period from June 12, 2008 (Inception) through December 31, 2008 has been derived from Molycorp, LLC’s audited consolidated financial statements and the related notes included elsewhere in this prospectus. The summary consolidated financial data as of March 31, 2010, for the three months ended March 31, 2010 and 2009 and cumulatively for the period from June 12, 2008 (Inception) through March 31, 2010. has been derived from Molycorp, LLC’s unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus.

On April 15, 2010, the members of Molycorp, LLC contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interests in entities that hold member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for shares of Molycorp, Inc., and, as a result, Molycorp, LLC and Molycorp Minerals, LLC became wholly owned subsidiaries of Molycorp, Inc. On June 15, 2010, Molycorp, LLC was merged with and into Molycorp Minerals, LLC. On July 9, 2010, Molycorp, Inc. completed a 38.23435373-for-one stock split, which has been retroactively reflected in the historical financial data for all periods presented. The unaudited pro forma as adjusted balance sheet data as of March 31, 2010 has been prepared to give effect to the corporate reorganization, the purchase by existing investors of additional shares of Class A common stock for $5.0 million on May 28, 2010, the conversion of all of our Class A common stock and Class B common stock into shares of common stock and the consummation of this offering, as if such events had occurred on March 31, 2010. The unaudited pro forma balance sheet data is for informational purposes only and does not purport to indicate balance sheet information as of any future date.

As a limited liability company, the taxable income and losses of Molycorp, LLC were reported on the income tax returns of its members. Molycorp, Inc. is subject to federal and state income taxes and will file consolidated income tax returns. If the corporate reorganization had been effective as of January 1, 2009, our net loss of $28.6 million for the year ended December 31, 2009 would have generated an unaudited pro forma deferred income tax benefit of $11.3 million for the year ended December 31, 2009 assuming a combined federal and state statutory income tax rate. However, as realization of such tax benefit would not have been assured, we would have also established a valuation allowance of $11.3 million to eliminate such pro forma tax benefit.

The unaudited pro forma as adjusted per share data has been computed based upon the number of shares of common stock outstanding immediately after the corporate reorganization applied to our historical net loss amounts and gives retroactive effect to the corporate reorganization, the conversion of all of our Class A common stock and Class B common stock into shares of common stock and the consummation of this offering, as if such events had occurred on June 12, 2008.

The selected historical consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus.

				June 12, 2008	June 12, 2008
				(Inception)	(Inception)
	Three Months Ended		Year Ended	Through	Through
Statement of Operations Data	March 31, 2010	March 31, 2009	December 31, 2009	December 31, 2008	March 31, 2010
(In thousands, except share and per share data)

Net sales	$2,921	$1,699	$7,093	$2,137	$12,151

Cost of goods sold(1)	(5,853)	(4,727)	(21,785)	(13,027)	(40,665)

Selling, general and administrative expense	(4,480)	(2,322)	(12,685)	(2,979)	(20,144)

Depreciation and amortization expense	(95)	(21)	(191)	(19)	(305)

Accretion expense	(263)	(252)	(1,006)	(250)	(1,519)

Operating loss	(7,770)	(5,623)	(28,574)	(14,138)	(50,482)

Net loss	$(7,749)	$(5,601)	$(28,587)	$(14,074)	$(50,410)

Loss per share:

Weighted average shares outstanding	47,417,780	38,234,354	38,921,015	38,234,354	39,873,836

Basic	$(0.16)	$(0.15)	$(0.73)	$(0.37)	$(1.26)

Diluted	$(0.16)	$(0.15)	$(0.73)	$(0.37)	$(1.26)

Pro forma as adjusted loss per share:

Weighted average shares outstanding:	75,542,780	66,359,354	67,046,015	66,359,354	67,998,836

Basic	$(0.10)	$(0.08)	$(0.43)	$(0.21)	$(0.74)

Diluted	$(0.10)	$(0.08)	$(0.43)	$(0.21)	$(0.74)

	Pro Forma
	as Adjusted
Balance Sheet Data	March 31, 2010	March 31, 2010	December 31, 2009	December 31, 2008
(In thousands)

Cash and cash equivalents	$433,135	$7,452	$6,929	$2,189
Total current assets	445,075	19,392	18,520	8,710
Total assets	526,709	101,026	97,666	95,355
Total non-current liabilities	13,847	13,847	13,509	13,196
Total liabilities	23,860	23,860	23,051	17,279
Members’ equity	—	77,166	74,615	78,076
Stockholders’ equity	502,849	—	—	—

				June 12, 2008	June 12, 2008
	Three Months Ended		Year Ended	(Inception) Through	(Inception) Through
Other Financial Data	March 31, 2010	March 31, 2009	December 31, 2009	December 31, 2008	March 31, 2010
(In thousands)

Capital expenditures(2)	$2,840	$868	$7,285	$321	$10,446

(1)	Cost of goods sold includes write-downs of inventory to estimated net realizable value of $0.6 million, $2.2 million, $9.0 million, $9.5 million and $19.1 million for the three months ended March 31, 2010 and 2009, for the year ended December 31, 2009, for the period from June 12, 2008 (Inception) through December 31, 2008 and cumulatively for the period from June 12, 2008 (Inception) through March 31, 2010, respectively.

(2)	Reflected in cash flows from investing activities in our consolidated statements of cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs and involves risks and uncertainties. Our actual results could differ materially from those discussed in these forward-looking statements as a result of various factors, including those discussed below, under the headings “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and in other parts of this prospectus.

Overview

Our Business

We are the only REO producer in the Western hemisphere and own one of the world’s largest, most fully developed rare earth projects outside of China. Following the execution of our “mine-to-magnets” strategy and completion of our modernization and expansion efforts, we expect to be one of the world’s most integrated producers of rare earth products, including oxides, metals, alloys and magnets. Our rare earths are critical inputs in existing and emerging applications including: clean energy technologies, such as hybrid and electric vehicles and wind power turbines; multiple high-tech uses, including fiber optics, lasers and hard disk drives; numerous defense applications, such as guidance and control systems and global positioning systems; and advanced water treatment technology for use in industrial, military and outdoor recreation applications. Global demand for REEs is projected to steadily increase both due to continuing growth in existing applications and increased innovation and development of new end uses.

Our goals are to:

•	develop innovative rare earth technologies and products vital to green energy, high-tech, defense and industrial applications;

•	be commercially sustainable, globally competitive, profitable and environmentally superior;

•	act as a responsible steward of our rare earth resources; and

•	use our technology to improve the daily lives of people throughout the world.

We have made significant investments, and expect to continue to invest, in developing technologically advanced and proprietary applications for individual REEs. We are in the process of modernizing and expanding our production capabilities at our Mountain Pass, California facility in order to integrate the rare earths supply chain: mining; oxide processing; production of metals and alloys; and, as part of our “mine-to-magnets” strategy, the production of rare earth-based magnets.

Our vision is to be the rare earth products and technology company recognized for its “ETHICS” — Excellence, Trust, Honesty, Integrity, Creativity and Safety. Since July 2005, the Mountain Pass facility has not had a lost-time accident and has received the coveted “Sentinels of Safety” award from the MSHA for three of the last four years.

Our Mine Process and Development Plans

We are preparing to recommence mining operations, which we expect to occur in late 2010. Recommencement of mining operations is expected to coincide with the modernization of our processing capabilities in order to efficiently produce at a rate of 19,050 mt of REO per year by the end of 2012, and we expect to have the capability to increase production to approximately 40,000 mt of REO per year, if warranted by market conditions. Prior to the expected completion of our modernization and expansion efforts by the end of 2012, we expect to produce approximately 3,000 mt in the aggregate of cerium products, lanthanum concentrate, didymium oxide and heavy rare earth concentrates in each of 2010 and 2011 from stockpiled feedstock.

Our modernization and expansion plans envision adding facilities and equipment for metal conversion and alloy production at the Mountain Pass facility or an off-site property. In November 2009, we entered into a non-binding letter of intent to acquire a third-party producer of rare earth metals and alloys in the United

States, although we have not yet been able to enter into a definitive agreement. If we are able to enter into a definitive agreement and complete the acquisition, instead of adding such facilities and equipment at Mountain Pass or another site, we would transport cerium, lanthanum, neodymium, praseodymium, dysprosium, terbium and samarium oxide products from our Mountain Pass facility to that off-site location, which already possesses the technological capability to produce rare earth metals and alloys. Additionally, we have entered into a non-binding letter of intent with Neo Material that, among other things, contemplates a technology transfer agreement pursuant to which Neo Material may provide us with technical assistance and know-how with respect to the production of rare earth metals, alloys and magnets.

We anticipate the cost of restarting mining operations, the modernization and expansion of our Mountain Pass facility and the addition of rare earth metal and alloy production capabilities to be approximately $511 million. Our estimated capital expenditures of $511 million do not include corporate, selling, general and administrative expenses, which we estimate to be an additional $5 million to $10 million per year. Based on an assumed offering price of $16.00 per share, this offering will not be sufficient to fully fund our modernization and expansion costs. To fund the remainder of these modernization and expansion costs, we will seek to obtain traditional debt financing, project financing, additional public or private equity offerings and/or federal government programs, including the U.S. Department of Energy loan guarantee program for which we submitted an application in June 2010. Other than a commitment from our existing stockholders that they have the ability and intent to provide us $20.0 million of funding through December 31, 2010, our existing stockholders are under no obligation to provide us with funding, and there can be no assurance that we will be successful in raising additional capital in the future on terms acceptable to us, or at all.

We have entered into a non-binding letter of intent to form a collaborative joint venture with a third-party manufacturer of NdFeB magnets in the United States. This joint venture will provide us with access to the technology, people and facilities to convert our rare earth materials into the high-performance permanent magnets required for production of hybrid and electric vehicles, wind power turbines, high-tech applications and numerous advanced defense systems on which the U.S. economy and national security depend. The consummation of such a joint venture, in conjunction with our current modernization plans, the potential acquisition of a third-party rare earth metal and alloys producer and the potential technology transfer agreement with Neo Material, is expected to provide us with the capability to mine, process, separate and alloy individual REEs before manufacturing them into NdFeB magnets. This downstream integration would make us the only fully integrated producer of NdFeB magnets outside of China, helping to secure rare earth supply for the Rest of World.

Our Products and Markets

Since our acquisition of the Mountain Pass facility, we have been producing and selling small quantities of REOs from our pilot processes using stockpiled feedstocks. The purpose of this effort has been to significantly improve our solvent extraction technology and to develop other key technologies that will be utilized in the new process. We recently completed processing stockpiled lanthanum to recover neodymium and praseodymium and produce didymium oxide (a combination of neodymium and praseodymium). Additionally, the lanthanum concentrate produced from the stockpiled material, which we sell to customers in the catalyst industry, has been our primary source of revenue to date. We expect sales of our didymium oxide to commence in the third quarter of 2010, primarily to customers in the magnet industry.

We commenced a second pilot processing campaign in the second quarter of 2010 in an effort to commercially demonstrate our new cracking technology while at the same time continue to further optimize our processing technologies and improve recovery rates compared to historical operations at the Mountain Pass facility. Through this effort, we expect to recover cerium, lanthanum, neodymium, praseodymium and a samarium/europium/gadolinium concentrate from bastnasite concentrate stockpiles. These additional products will significantly expand and diversify our current customer base. For example, we expect to begin selling our cerium products to customers in the glass polish and water treatment industries.

Key Industry Factors

Demand for Rare Earth Products

Global consumption of REEs is projected to steadily increase due to continuing growth in existing applications and increased innovation and development of new end uses. For example, the integration of rare earth permanent magnet drives into wind power turbines has substantially reduced the need for gearboxes, which increases overall efficiency and reliability. According to IMCOA and Roskill, total demand for rare earths outside of China is expected to increase at a CAGR of approximately 4% to 5% between 2008 and 2014. In addition, according to Roskill, global demand for the more important magnetic rare earths, neodymium, praseodymium and dysprosium is expected to grow at CAGRs of approximately 8%, 6% and 6%, respectively, over the same period. Both IMCOA and Roskill estimate that total global demand for rare earths is expected to increase from 124,000 mt in 2008 to 180,000 mt in 2014, which results in a CAGR of approximately 6% for that period.

The forecasted demand by IMCOA assumes Mountain Pass and other rare earth projects commence production and account for a significant portion of the forecasted increase in supply. If these projects do not commence production when anticipated, there will be a gap between forecasted demand and forecasted supply. IMCOA and Roskill expect that this anticipated market dynamic will underpin strong pricing.

As a result of the global economic crisis, rare earth product prices declined by approximately 50% during 2008 and through the third quarter of 2009. According to Metal Pages, from October 2009 to mid-June 2010, prices for rare earths have risen by approximately 70% on average. Furthermore, over the same period, prices for some of the most common rare earths (cerium oxide, lanthanum oxide, neodymium oxide, didymium oxide and rare earth carbonate) have risen by more than 80% on average.

Set forth below are prices for rare earth products in 2010 and anticipated prices for future years.

Rare Earth Product Prices(1)

Rare Earth Product	2010	2014	2020	2030

Lanthanum Oxide	$6	$6	$7	$10
Cerium Oxide	4	2.50	2.50	3
Praseodymium Oxide	27	35	45	65
Neodymium Oxide	30	40	50	70
Samarium Oxide	4.50	4.50	5	8
Europium Oxide	500	600	700	900
Gadolinium Oxide	7	8	10	12
Terbium Oxide	500	650	850	1,200
Dysprosium Oxide	160	240	350	500
Yttrium Oxide	10	15	20	30

(1)	Rare earth product prices in US$/kg, free-on-board China (+/− 20%). All prices are not adjusted for inflation and assume that there will be no major changes to China’s rare earths industry strategy and no new application(s) that will have a material impact on demand.

Source: IMCOA. Although IMCOA and Roskill predict strong growth, their projections with respect to certain years are slightly different.

Based on customer input and market analysis, we anticipate that our product distribution will approximate the table below after we complete our modernization and expansion efforts. This distribution depends upon the successful commercialization of our cerium water treatment products.

Rare Earth Products

	Anticipated 2013
	Production(1)	Price(1)(2)
	(mt/year)	(US$/kg)

Non-Metal Products
Lanthanum oxide	3,097	$6.60
Cerium oxide for glass applications	1,449	4.09
Cerium oxide for water filters	3,381	13.20
XSORBX®	4,831	9.90
Europium oxide	19	473.00
Metal Products
Lanthanum	2,501	13.20
Praseodymium	116	37.99
Neodymium	312	37.99
Metal Alloys
NdFeB	8,163	35.20
Samarium cobalt	756	50.60

(1)	Source: SRK Consulting Engineering Report.

(2)	Prices used by SRK Consulting in the estimate of our reserves, which reflect a combination of three-year averages for REOs and metals based on information from (i) Metal Pages, (ii) IMCOA and Roskill market studies from 2009 and (iii) alloy pricing formulas.

Supply of Rare Earth Products

China has dominated the global supply of REOs for the last ten years and, according to Roskill, accounted for approximately 96% of global REO production in 2008. Even with our planned production, global supply is expected by analysts to remain tight due to the combined effects of growing demand and actions taken by the Chinese government to restrict exports. The Chinese government heightened international supply concerns in August 2009 when China’s Interior Ministry signaled that it would further restrict exports of Chinese rare earth resources. Citing the importance of REE availability to internal industries and the desire to conserve resources, the Chinese government has announced export quotas, increased export tariffs and introduced a “mining quotas policy” that, in addition to imposing export quotas and export tariffs, also imposes production quotas and limits the issuance of new licenses for rare earth exploration. According to IMCOA, China’s export quotas have decreased from approximately 65,500 mt of REO in 2004 to approximately 50,100 mt of REO in 2009. In 2008, according to IMCOA, China imposed export taxes of up to 25% on selected REOs (primarily heavy REOs) and up to 15% for all other REOs (primarily light REOs). In addition, according to IMCOA, China’s Ministry of Industry and Information Technology issued a plan in 2009 to reduce the production of separated rare earths by 7% to 110,700 mt of REO in 2009. China’s internal consumption of rare earths is expected to continue to grow, leaving the Rest of World with less supply during a period of increasing global demand. China also dominates the manufacture of rare earth metals, producing substantially all of the world’s supply, and the manufacture of NdFeB magnets, producing approximately 80% of the world’s supply. Neither capability currently exists in the United States.

China has also announced a national stockpile program, as has South Korea. Additionally, Japan has increased its national stockpile program. The U.S. Department of Defense is conducting a study, which is expected to be completed by September 2010, to determine its rare earth requirements and supply chain vulnerabilities and whether to build a strategic stockpile. These stockpile programs will likely accelerate the pace of the projected global REE deficit.

According to Metal Pages, the price of rare earths rose significantly in the three years before the recent financial turmoil due to constraints placed on mining, processing and exporting by the Chinese authorities. According to Metal Pages, from October 2009 to mid-June 2010, prices for rare earths have risen by approximately 70% on average. Furthermore, over the same period, prices for some of the most common rare earths (cerium oxide, lanthanum oxide, neodymium oxide, didymium oxide and rare earth carbonate) have risen by more than 80% on average.

As a result of the internal industrial development and economic, environmental and regulatory factors in China, there is uncertainty with respect to the availability of rare earth products from China. Although Chinese production of rare earth materials is increasing, export quotas imposed by the Chinese government are decreasing, thus reducing the amount of rare earth materials that China may export to the rest of the world. This reduction is occurring at a time when the demand for REEs is growing significantly.

Factors Affecting Our Results

We anticipate a dramatic change in our business and results of operations upon the completion of our planned modernization and expansion of our Mountain Pass facility and the commencement of metal, alloy, and magnet production in 2012. In addition, we expect to produce and sell a significantly expanded slate of products, including specialty cerium products for water treatment, neodymium and praseodymium metal, neodymium iron boron and samarium cobalt alloys for magnets, europium, gadolinium, and terbium oxides for phosphors, and dysprosium and terbium for magnets.

We acquired the Mountain Pass facility on September 30, 2008 from Chevron Mining Inc. As discussed under the heading “Business — Our Corporate History and Structure — The Mountain Pass Facility,” Unocal Corporation had suspended most operations at the Mountain Pass facility by 2002 and, except for pilot processing activities, they remained suspended under Chevron Mining Inc.’s ownership. Additionally, significant reclamation work was completed at the Mountain Pass facility under Chevron Mining Inc.’s ownership.

We plan to utilize the assets we acquired from Chevron Mining Inc. as a foundation to build an integrated rare earth products and technology company, which requires considerable additional capital investment. We believe the application of improved technologies, along with the capital investment, will allow us to create a sustainable business by cost effectively producing high purity rare earth products. In addition to the modernization and expansion of the Mountain Pass facility, we expect to significantly broaden our operations through the addition of a number of downstream activities and products, including metal production, alloying and magnet production. Accordingly, we expect our products and customer base to change significantly upon full implementation of our “mine-to-magnets” strategy.

We processed lanthanum, which comprised 82%, 72%, 77% and 63% of our sales for the year ended December 31, 2009, the period ended December 31, 2008 and the three months ended March 31, 2010 and 2009, respectively, from the stockpiled lanthanum material held in ponds since suspension of processing operations by Unocal Corporation in 2002. As a result of this campaign, we were able to significantly improve our solvent extraction technologies and capabilities.

Upon completion of the modernized extraction and separations facilities, we will begin producing additional cerium oxide for the glass polish market and XSORBX® products for water treatment. We will also package a portion of the lanthanum oxide and all of the europium oxide products for direct sale to our customers. If we are able to complete our proposed acquisition of a U.S.-based producer of rare earth metals and alloys, we plan to transport by truck cerium, lanthanum, neodymium, praseodymium dysprosium, terbium and samarium oxide products from our Mountain Pass facility to that off-site location, which possesses the technological capability to produce rare earth metals and alloys.

Revenues

Our prices and product mix are determined by a combination of global and regional supply and demand factors. Our revenue is currently derived principally from the sale of lanthanum and is based on the price and quantities of lanthanum we sell. The percentage of our revenues from sales of lanthanum were 82%, 72%, 77% and 63% for the year ended December 31, 2009, the period ended December 31, 2008 and the three months ended March 31, 2010 and 2009, respectively. These revenues are net of any transportation costs that we incur. The quantities we sell are determined by the production capabilities of the Mountain Pass facility and by demand for our product, which is also influenced by the level of purity and consistency we are able to achieve. Our revenue also consists of sales of finished products acquired as part of our acquisition of the Mountain Pass facility.

Prices for lanthanum we sold to our two largest customers were primarily based on fixed-price contracts. Our contract with one of these customers expired on December 31, 2009. Our contract with the other customer expired in April 2010. We continue to sell lanthanum to these customers on a spot basis. Product sales to those customers and our other customers are based on current prevailing prices for the applicable product. Although prices for REOs have generally increased since October 2009, this increase followed a period of generally lower prices corresponding with the global financial crisis beginning in 2008. Many factors influence the market prices for REOs and, in the absence of established pricing in customer contracts, our sales revenue will fluctuate based upon changes in the prevailing prices for REOs. We use various industry sources, including certain publications, in evaluating prevailing market prices and establishing prices for our products because there are no published indices for rare earth alloys or magnets. In order to mitigate against the risk of fluctuations in market prices, we will likely use fixed price contracts for short durations, or longer term contracts that include periodic opportunities to adjust prices.

Cost of Goods Sold

Our cost of goods sold reflects the cost allocated to our inventory acquired as part of our acquisition of the Mountain Pass facility and, with respect to our lanthanum sales, the subsequent processing costs incurred to produce the product. Because many of our costs are fixed costs as opposed to variable costs, as our production increases or decreases, our average cost per ton decreases or increases, respectively. Primary production costs include direct labor and benefits, maintenance, natural gas, electricity, operating supplies, chemicals, depreciation and amortization and other plant overhead expenses. We expect our depreciation and amortization expense to increase as our capital expenditures increase.

Currently, our most significant variable costs are chemicals and electricity. In the future, we intend to produce more of our chemicals at a plant on-site, which will reduce our variable chemical costs. We also intend to build a co-generation facility to provide power. Following such steps, natural gas will replace electricity as our most significant variable cost.

We expect our labor and benefit costs to increase in 2010 due to the addition of personnel as we prepare to increase production to a rate of 19,050 mt of REO per year by the end of 2012. In addition to volume fluctuations, our variable costs, such as electricity, operating supplies and chemicals, are influenced by general economic conditions that are beyond our control. Other events outside our control, such as power outages, have in the past interrupted our operations and increased our total production costs, and we may experience similar events in the future.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of: personnel and related costs; legal, accounting and other professional fees; occupancy costs; and information technology costs. We anticipate an increase in selling, general and administrative expenses as we expand our business and operate as a publicly traded company. These expenses will include additional legal, compliance and corporate governance expenses, additional accounting and audit expenses, stock exchange listing fees, transfer agent and other stockholder-related fees and increased premiums for certain insurance coverages, among others.

Income Taxes

Prior to the corporate reorganization completed in connection with this offering, we operated entirely within limited liability companies, which were not directly liable for the payment of federal or state income taxes and our taxable income or loss was included in the state and federal tax returns of Molycorp, LLC’s members. The newly formed holding company, Molycorp, Inc., will be subject to U.S. federal and state income taxes.

Environmental

Our operations are subject to numerous and detailed federal, state and local environmental laws, regulations and permits, including those pertaining to employee health and safety, environmental permitting and licensing, air quality standards, GHG emissions, water usage and pollution, waste management, plant and wildlife protection, handling and disposal of radioactive substances, remediation of soil and groundwater contamination, land use, reclamation and restoration of properties, the discharge of materials into the environment and groundwater quality and availability.

We retain, both within Molycorp and outside Molycorp, the services of reclamation and environmental, health and safety, or EHS, professionals to review our operations and assist with environmental compliance, including with respect to product management, solid and hazardous waste management and disposal, water and air quality, asbestos abatement, drinking water quality, reclamation requirements, radiation control and other EHS issues.

We have spent, and anticipate that we will continue to spend, financial and managerial resources to comply with environmental requirements. The majority of these resources will be expended through our capital investment budget. We expect to spend approximately $187 million not including the costs of air emissions offset credits, which may become necessary and, if required, could cost up to $20 million, on environmentally-driven capital projects between 2010 and 2012. See “Business — Environmental, Health and Safety Matters.” In addition, in 2009 we incurred approximately $3 million associated with environmental compliance requirements, including permit fees, and on-going remediation activities that we are required to perform. Of this amount, $2.6 million was recognized as operating costs and $0.4 million was recognized as settlement of asset retirement obligations. The costs expected to be incurred as part of our on-going remediation, which is expected to continue throughout the Mountain Pass facility’s operating, closure and post-closure periods, are included as part of our asset retirement obligations. See “— Critical Accounting Policies and Estimates — Reclamation.”

We cannot predict the impact of new or changed laws, regulations or permit requirements, including the matters discussed below, or changes in the way such laws, regulations or permit requirements are enforced, interpreted or administered. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. It is possible that greater than anticipated environmental expenditures will be required in 2010 or in the future. We expect continued government and public emphasis on environmental issues will result in increased future investment for environmental controls at our operations. Additionally, with increased attention paid to emissions of GHGs, including carbon dioxide, new regulations could go into effect that may affect our operations. We will continue to monitor developments in these various programs and assess their potential impacts on our operations.

Violations of environmental laws, regulations and permits can result in substantial penalties, court orders to install pollution-control equipment, civil and criminal sanctions, permit revocations, facility shutdowns and other sanctions. In addition, environmental laws and regulations may impose joint and several liability, without regard to fault, for costs relating to environmental contamination at our facility or from wastes disposed of at third-party waste facilities. The proposed expansion of our operations is also conditioned upon securing the necessary environmental and other permits and approvals. In certain cases, as a condition to procuring such permits and approvals, we are required to comply with financial assurance requirements. The purpose of these requirements is to assure the government that sufficient company funds will be available for the ultimate closure, post-closure care and/or reclamation at our facilities. We typically obtain bonds as financial assurance for these obligations and, as of March 31, 2010 we had placed $27.4 million of surety bonds with California state and regional government agencies. These bonds are currently collateralized by letters of credit provided by our initial investors, and we intend to replace such collateral arrangements with collateral provided directly by us. These bonds require annual payment and renewal. The EPA has announced its intention to establish a new financial assurance program for hardrock mining, extraction and processing facilities under the Federal Comprehensive Environmental Response Compensation and Liability Act, known as CERCLA, or the “Superfund” law, which may require us to establish additional bonds or other sureties. We cannot predict the effect of any such requirements on our operations at this time.

Impact of Inflation

The cost estimates associated with the modernization and expansion of the Mountain Pass facility described under the heading “— Liquidity and Capital Resources — Capital Expenditures” have not been adjusted for inflation. If there is a significant rate of inflation over the near term, the funds obtained from this offering may not be sufficient to execute our business plan over the next few years. This could delay or preclude our business expansion efforts, or require us to raise additional capital. In addition, historical inflation rates have been used to estimate the future liability associated with our future remediation and reclamation obligations as reflected in the asset retirement obligations in our consolidated financial statements included elsewhere in this prospectus. If inflation rates significantly exceed the historical inflation rates, our future obligations could significantly increase.

Foreign Currency Fluctuations

Substantially all of our product sales are denominated in U.S. dollars, so we have minimal exposure to fluctuations in foreign currency exchange rates. Our results are indirectly influenced by currency fluctuations, as the relative cost of our exports for a foreign buyer will increase as the U.S. dollar strengthens and decrease as the U.S. dollar softens in comparison to the applicable foreign currency.

Critical Accounting Policies and Estimates

Revenue and Costs of Goods Sold

Revenue is recognized when persuasive evidence of an arrangement exists, the risks and rewards of ownership have been transferred to the customer, which is generally when title passes, the selling price is fixed or determinable and collection is reasonably assured. Title generally passes upon shipment of product from our Mountain Pass facility. Prices are generally set at the time of or prior to shipment. Transportation and distribution costs are incurred only on sales for which we are responsible for delivering the product. Our reported revenues are presented net of freight and shipping costs.

Cost of goods sold includes the cost of production as well as inventory write-downs caused by market price declines. Primary production costs include labor, supplies, maintenance costs, depreciation, and plant overhead.

Reclamation

Our asset retirement obligations, or AROs, arise from our San Bernardino County conditional use permit, approved mining plan and state laws and regulations, which establish reclamation and closure standards for all aspects of our surface mining operation. Comprehensive environmental protection and reclamation standards require that we, upon closure of the Mountain Pass facility, restore the property in accordance with an approved reclamation plan issued in conjunction with our conditional use permit.

Our AROs are recorded initially at fair value, or the amount at which we estimate we could transfer our future reclamation obligations to informed and willing third parties. We use estimates of future third party costs to arrive at the AROs because the fair value of such costs generally reflects a profit component. It has been our practice, and we anticipate it will continue to be our practice, to perform a substantial portion of the reclamation work using internal resources. Hence, the estimated costs used in determining the carrying amount of our AROs may exceed the amounts that are eventually paid for reclamation costs if the reclamation work were performed using internal resources.

To determine our AROs, we calculate the present value of the estimated future reclamation cash flows based upon our permit requirements, which is based upon the approved mining plan, estimates of future reclamation costs and assumptions regarding the useful life of the asset to be remediated. These cash flow estimates are discounted on a credit-adjusted, risk-free interest rate based on U.S. Treasury bonds with a maturity similar to the expected life of the asset.

The amount initially recorded as an ARO for the Mountain Pass facility may change as a result of changes to the mine permit, and changes in the estimated costs or timing of reclamation activities. We periodically update estimates of cash expenditures associated with our ARO obligations in accordance with U.S. GAAP, which generally requires a measurement of the present value of any increase in estimated reclamation costs using the current credit-adjusted, risk-free interest rate. Adjustments to the ARO for decreases in the estimated amount of reclamation costs are measured using the credit-adjusted, risk-free interest rate as of the date of the initial recognition of the ARO.

As of December 31, 2009, our accrued ARO obligation was $14.2 million. Of this amount, approximately $4.4 million is associated with the demolition and removal of buildings and equipment, approximately $4.7 million is associated with groundwater remediation and $5.1 million is associated with the remediation of tailing ponds, removal of land improvements and revegetation. As of March 31, 2010, our accrued ARO obligation was $14.5 million. Of this amount, approximately $4.5 million is associated with the demolition and removal of buildings and equipment, approximately $4.8 million is associated with groundwater remediation and $5.2 million is associated with the remediation of tailing ponds, removal of land improvements and revegetation.

Property, Plant and Equipment

Property, plant and equipment associated with the acquisition of the Mountain Pass facility is stated at estimated fair value as of the acquisition date. Expenditures for new property, plant and equipment and improvements that extend the useful life or functionality of the asset are capitalized. Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repair costs are expensed as incurred.

Reserves, Mineral Properties and Development Costs

Mineral properties represent the estimated fair value of the mineral resources associated with the Mountain Pass facility. We will begin to amortize such mineral properties using the units of production basis over estimated proven and probable reserves once mining operations resume, which is currently expected to occur in late 2010 or in 2011.

Inventory

Inventories consist of work-in-process, finished goods, stockpiles of bastnasite and lanthanum concentrate and materials and supplies. Inventory cost is determined using the lower of weighted average cost or estimated net realizable value. Inventory expected to be sold in the next 12 months is classified as a current asset in the consolidated balance sheet. Cash flows related to the sale of inventory are classified as operating activities in the consolidated statements of cash flows.

Write-downs to estimated net realizable value are charged to cost of goods sold. Many factors influence the market prices for REOs and, in the absence of established prices contained in customer contracts, management uses Metal Pages as an independent pricing source to evaluate market prices for REOs at the end of each quarter. Metal Pages is a widely recognized pricing source within our industry, which collects and summarizes data from rare earth producers in China and Europe. We make appropriate modifications to the Metal Pages prices, when applicable, to account for differences between the REO grade of our inventory and the REO grade assumed in the corresponding Metal Pages price.

We evaluate the carrying value of finished goods and materials and supplies inventories each quarter giving consideration to slow-moving items, obsolescence, excessive levels and other factors and recognize related write-downs as necessary. Finished goods inventories that may not meet customer specifications or current market demand, and quantities that exceed a two year supply, generally require write-downs to estimated net realizable value.

We evaluate our stockpiled concentrates each quarter and recognize write-downs as necessary to adjust the carrying value to estimated net realizable value. Our analysis utilizes current market prices from Metal Pages and estimated costs to complete the processing of our concentrates to REOs. Costs associated with the processing of concentrates through our planned modernized facilities are based on internal and external engineering estimates and primarily include labor and benefits, utilities, chemicals, operating supplies, maintenance, depreciation and amortization and plant overhead expenses. Our estimated costs per pound of REO to be produced in our modernized facilities are significantly lower than our current production costs per pound, resulting in a higher carrying value for our stockpiled concentrates. The use of new and proprietary technologies will allow us to improve our process recoveries and substantially reduce our water consumption. We will reduce our energy costs through the use of a natural gas powered co-generation power plant that will be installed as part of our modernization project. Additionally, we intend to produce our own hydrochloric acid and sodium hydroxide and recycle our acid and base, thereby reducing our cost of reagents. We estimate, based upon our current business plan and estimated future demand for the component rare earth elements to be recovered, that our inventory of stockpiled concentrates will be fully utilized in the production of our rare earth products by March 31, 2013.

Asset Impairments

We account for asset impairment in accordance with ASC 360, Property Plant and Equipment. Long-lived assets such as property, plant and equipment, mineral properties and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is considered to exist if the total estimated future cash flow on an undiscounted basis is less than the carrying amount of the related assets. An impairment loss is measured and recorded based on the discounted estimated future cash flows. Changes in significant assumptions underlying future cash flow estimates or fair values of assets may have a material effect on our financial position and results of operations.

Factors we generally consider important in our evaluation and that could trigger an impairment review of the carrying value of long-lived assets include the following:

•	significant underperformance relative to expected operating results;

•	significant changes in the way assets are used;

•	underutilization of our tangible assets;

•	discontinuance of certain products by us our by our customers;

•	a decrease in estimated mineral reserves; and

•	significant negative industry or economic trends.

The recoverability of the carrying value of our mineral properties is dependent upon the successful development, start-up and commercial production of our mineral deposit and the related processing facilities. Our evaluation of mineral properties for potential impairment primarily includes assessing the existence or availability of required permits and evaluating changes in our mineral reserves, or the underlying estimates and assumptions, including estimated production costs. The determination of our proven and probable reserves is based on extensive drilling, sampling, mine modeling, and the economic feasibility of accessing the reserves. Assessing the economic feasibility requires certain estimates, including the prices of REOs to be produced and processing recovery rates, as well as operating and capital costs. The estimates are based on information available at the time the reserves are calculated.

Although we believe the carrying values of our long-lived assets were realizable as of the relevant balance sheet date, future events could cause us to conclude otherwise.

Results of Operations

Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009

	Three Months Ended March 31,
(In thousands)	2010	2009	Change
Net sales	$2,921	$1,699	$1,222
Cost of goods sold	(5,853)	(4,727)	(1,126)
Selling, general and administrative expenses	(4,480)	(2,322)	(2,158)
Depreciation and amortization expense	(95)	(21)	(74)
Accretion expense	(263)	(252)	(11)

Operating loss	(7,770)	(5,623)	(2,147)
Other income (expense):
Other income	21	22	(1)
Interest (expense) income	—	—	—

Net loss	$(7,749)	$(5,601)	$(2,148)

Revenues

Net sales were $2.9 million and $1.7 million for the quarters ended March 31, 2010 and 2009, respectively. We sold 0.8 million pounds of lanthanum concentrate during the first quarter of 2010 compared to 0.5 million pounds during the first quarter of 2009. Sales were higher during the first quarter of 2010 due to improved economic conditions and customer demand. In addition, our average realized price on sales of lanthanum concentrate was $2.70 per pound in the first quarter of 2010 as opposed to $2.37 per pound in the first quarter of 2009. The increase in our realized average price was a result of increases in the market price of our products generally and a new contract with one of our largest customers. Other significant sales during the first quarters of 2010 and 2009 included sales of 80.3 thousand pounds and 84.8 thousand pounds of lanthanum oxide, which generated approximately $0.4 million in product revenue for both periods.

With the start up of our second pilot processing campaign in April 2010, we began production of cerium oxide in May 2010 and we expect sales to commence by the end of the third quarter of 2010. We will also continue producing and selling lanthanum concentrate to our two largest customers and didymium oxide.

Cost of Goods Sold

Our cost of goods sold was $5.9 million and $4.7 million for the quarters ended March 31, 2010 and 2009, respectively. The higher costs for the three months ended March 31, 2010 were due to higher sales and costs associated with the temporary shut down of our facility, partially offset by a decrease in our level of lower of cost or market write-downs. Included in our cost of goods sold are lower of cost or market write-downs of $0.6 million and $2.2 million for the respective quarters. Lower of cost or market write-downs were higher during the first quarter of 2009 due to continued decline in market prices for certain products. Our processing facility was shut down during March 2010 due to high water levels in our evaporation ponds and in preparation for the start up of our second pilot processing campaign, which led to lower production volumes during the first quarter of 2010. As a result of the shut down, labor, maintenance and other costs, such as depreciation expense, normally charged to inventory were expensed as period costs and are reflected in our higher cost of sales for the three months ended March 31, 2010.

Total production costs charged to inventory were $3.0 million and $5.3 million for the quarters ended March 31, 2010 and 2009, respectively. Production costs for lanthanum concentrate and didymium oxide were higher in 2009 due to higher chemical usage and labor costs. We produced 0.5 million pounds and 1.0 million pounds of lanthanum concentrate for the quarters ended March 31, 2010 and 2009, respectively. We also produced 0.1 million pounds and 0.2 million pounds of didymium oxide during the respective quarters.

Inventory purchases were $0.2 million and zero for the quarters ended March 31, 2010 and 2009. Our primary product purchased was lanthanum oxide.

Chemical costs charged to production were $0.4 million and $0.9 million for the quarters ended March 31, 2010 and 2009, respectively. Chemical costs in the first quarter of 2010 were lower due to lower production levels and improved processing techniques that reduced chemical usage. Labor costs and related benefits, charged to production were $1.9 million and $2.0 million for the quarters ended March 31, 2010 and 2009, respectively. During the first quarter of 2009, labor costs were higher due to the accrual of the NFL completion bonus that was paid out in March 2010. Although the completion bonus did not recur in the first quarter of 2010, wage increases required under our union agreement that took effect in March 2009 resulted in higher labor cost during the first quarter of 2010. Another wage increase as required by our union agreement became effective in March 2010 and will result in increased costs during the second quarter of 2010.

Other costs charged to production include maintenance expenses of $0.5 million and $0.5 million; depreciation expense of $0.9 million and $0.9 million; and utility charges of $0.4 million and $0.5 million for the quarters ended March 31, 2010 and 2009, respectively.

In March of 2010 we also began blending certain lots of our existing didymium oxide inventory containing different percentages of neodymium and praseodymium content to meet customer specifications. As of April 30, 2010, over 0.8 million pounds were blended. Blended inventory is reclassified from work in process to finished goods. We expect to start selling the blended didymium oxide product in the third quarter of 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $4.5 million and $2.3 million for the quarters ended March 31, 2010 and 2009, respectively. During the first quarter of 2010, we experienced a significant increase in professional fees primarily due to business development activities as well as increased spending for accounting, IT consulting and engineering services. We also experienced increased salaries due to addition of several employees at our corporate office over the last twelve months.

Capital Expenditures

Our capital expenditures, on an accrual basis, totaled $3.4 million and $0.4 million in the three months ended March 31, 2010 and 2009, respectively. Most of the capitalized costs incurred during the first quarter of 2010 are related to our second pilot processing campaign, which commenced in April 2010. In addition, we capitalized certain engineering and consulting fees related to our project to modernize and expand our operations at the Mountain Pass facility.

Year Ended December 31, 2009 Compared to Period from June 12, 2008 (Inception) to December 31, 2008

Due to the timing of our formation on June 12, 2008 and completion of the acquisition of the Mountain Pass, California rare earth deposit and associated assets from Chevron Mining Inc. on September 30, 2008, the results of our operations for the year ended December 31, 2009 are not directly comparable to our results of operations for the period from our inception on June 12, 2008 to December 31, 2008, which we refer to as the period ended December 31, 2008. We did not have any revenue or cost of goods sold until the fourth quarter of 2008. Accordingly, the following discussion focuses on significant trends in our revenues, cost of sales and other operating expenses.

		June 12, 2008	June 12, 2008
		(Inception)	(Inception)
	Year Ended	Through	Through
	December 31,	December 31,	December 31,
(In thousands)	2009	2008	2009
Net sales	$7,093	$2,137	$9,230
Cost of goods sold	(21,785)	(13,027)	(34,812)
Selling, general and administrative expenses	(12,685)	(2,979)	(15,664)
Depreciation and amortization expense	(191)	(19)	(210)
Accretion expense	(1,006)	(250)	(1,256)

Operating loss	(28,574)	(14,138)	(42,712)
Other income (expense):
Interest (expense) income	(194)	10	(184)
Other income	181	54	235

Net loss	$(28,587)	$(14,074)	$(42,661)

Revenues

For the year ended December 31, 2009 and for the period ended December 31, 2008, our revenues were approximately $7.1 million and $2.1 million, respectively. Sales of lanthanum accounted for 82% and 72% of our sales for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. There is a limited market for our lanthanum and two customers together comprised 82% and 72% of our total product revenue for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. We anticipate lanthanum and didymium oxide to make up a significant percentage of our total sales until we complete the modernization and expansion of the Mountain Pass facility, at which time we will no longer manufacture those products. We sell 100% of our lanthanum to customers in the United States.

We expect increased revenues in 2010, primarily attributable to sales of additional products to be produced during our second pilot processing campaign. Upon completion of the modernization and expansion of the Mountain Pass facility and the full implementation of our “mine-to-magnets” strategy, we expect to produce cerium, lanthanum, neodymium, praseodymium, samarium, dysprosium and terbium oxide and metal products, europium and gadolinium oxide products and NdFeB and samarium cobalt alloys. We intend to use some of the NdFeB alloy and dysprosium metal product in our magnet production plant. Our new products are expected to have significantly more applications than our current products, exposing us to a larger population of potential customers. In addition, we estimate that generally higher REE prices in 2010, as compared to early 2009, will contribute to our increased revenue in 2010.

Cost of Goods Sold

Our cost of goods sold for the year ended December 31, 2009 and for the period ended December 31, 2008 totaled approximately $21.8 million and $13.0 million, respectively. Included in the cost of sales for the year ended December 31, 2009 and the period ended December 31, 2008 are write-downs of inventory to estimated net realizable value of $9.0 million and $9.5 million, respectively. Our principal production costs include chemicals, direct labor and employee benefits, maintenance labor and materials, contract labor, operating supplies, depreciation, utilities and plant overhead expenses.

Total production costs charged to inventory were $23.4 million and $5.5 million for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. We produced 3.4 million pounds of lanthanum and 1.2 million pounds of didymium oxide in 2009 and 0.8 million pounds of lanthanum and 0.1 million pounds of didymium oxide in the period ended December 31, 2008. Inventory purchases were $0.2 million and $0.7 million for the respective periods. We primarily purchase lanthanum oxide, cerium oxide and praseodymium oxide that undergo further processing either at our facility or at an off-site location.

Our chemical costs were $6.7 million and $1.9 million for the year ended December 31, 2009 and for the period ended December 31, 2008, respectively. Unit chemical costs do not vary significantly based on production volumes and are primarily driven by market prices. In 2008, the most significant chemical cost related to caustic soda, representing approximately 57% of total reagent costs. We launched a program in 2009 that has allowed us to lower the quantity and costs associated with the use of caustic soda in our production process.

Labor costs, including related employee benefits, allocated to production were $9.2 million and $2.0 million for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. Included in the labor costs is a bonus, which was granted to all union employees for working on our neodymium from lanthanum, or NFL, pilot processing project, of $0.8 million and $0.3 million for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. The bonus was paid out in March 2010.

Maintenance costs, including maintenance labor and supplies, were $1.9 million and $0.5 million for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. Maintenance costs remained consistent throughout this time period.

Other costs allocated to production include depreciation charges of $3.7 million and $0.9 million for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. Depreciation allocated to products is primarily related to buildings, equipment and machinery used in the production process. We also accrued waste disposal charges of $1.5 million as of December 31, 2009 for disposal of by-products of production that are potentially hazardous.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses for the year ended December 31, 2009 and for the period ended December 31, 2008 totaled approximately $12.7 million and $3.0 million, respectively. Legal and accounting fees were approximately $1.8 million and $0.5 million, respectively. Other consulting expenses, primarily related to engineering and technical consultants were $1.6 million and $0.5 million. These costs related primarily to engineering and resource studies as well as process development projects. Costs associated with research and development projects were $1.5 million and $0.4 million and primarily are attributed to labor costs and materials and supplies. Management salaries and related benefits not capitalizable in inventory were $2.5 million and $0.9 million for the respective periods.

Operating Losses

Since our inception and our acquisition of the Mountain Pass facility, we have incurred significant operating losses. Our operating losses for the year ended December 31, 2009 and for the period ended December 31, 2008 were $28.6 million and $14.1 million, respectively. We have funded our operating losses entirely with proceeds from equity contributions from our initial investors.

Liquidity and Capital Resources

Most of the facilities and equipment acquired with the Mountain Pass facility are at least 20 years old and must be modernized or replaced. Under our current business plan, we intend to spend approximately $511 million through 2012 to restart mining operations, construct and refurbish processing facilities and other infrastructure at the Mountain Pass facility and expand into metals and alloys production. Capital expenditures under this plan total approximately $53 million in 2010. We also plan to use up to approximately $27.4 million, all of which is expected to be used in 2010, for our cash collateral requirements. We expect to finance these estimated total expenditures, as well as our working capital requirements, with proceeds from this offering as well as traditional debt financing, project financing, additional public or private equity offerings and/or federal government programs. Based on an assumed offering price of $16.00 per share, this offering will not be sufficient to fully fund our business plan, and we do not have commitments for the remaining funds needed to complete our plans.

If the assumptions on which we based our estimated capital expenditures of $511 million change or are inaccurate, we may require additional funding. Additionally, we may require additional financing as part of our proposed collaborative joint venture with a third-party manufacturer of NdFeB magnets. Presently, we have not obtained commitments for financing from any of the sources in our financing plan, and there can be no assurance that we will be successful in the anticipated offering or that we will be successful in raising additional capital in the future on terms acceptable to us, or at all.

If this offering is not completed and we are unable to raise sufficient capital, additional capital contributions from existing members or obtain other alternative sources of financing, management will implement a short-term business plan in 2010. Under this plan, capital expenditures will be curtailed at mid-year and limited operations at the Mountain Pass facility will continue through March 31, 2011. We believe that we will be able to fund the short-term business plan with existing cash and cash equivalents, which totaled $7.5 million at March 31, 2010, and funding commitments from our existing stockholders totaling $20.0 million through December 31, 2010.

Our financial statements have been prepared on a going concern basis under which we are expected to be able to realize our assets and satisfy our liabilities in the normal course of business. To continue as a going concern beyond 2010 and in order to continue the restart of mining operations and modernization of the Mountain Pass facility, we will need to complete the planned securities offering and the remainder of our financing plan or obtain alternative sources of financing. Absent the additional financing, we will not have the resources to execute our current business plan.

Capital Expenditures

In 2009, we acquired equipment with a total cost of approximately $3.5 million in preparation for our second pilot processing campaign. Other capital expenditures totaled $3.8 million including: purchase of an accounting information system in the amount of $0.8 million; production equipment of $0.5 million; as well as other capital improvement projects at the facility.

We expect to make significant capital expenditures under our plan to modernize and expand our operations at the Mountain Pass facility, as well as consistent expenditures to replace assets necessary to sustain safe and reliable production. Most of the facilities and equipment acquired in connection with the acquisition of the Mountain Pass facility are at least 20 years old. We have developed an accelerated modernization plan that includes the refurbishment of the Mountain Pass mine and related processing facilities in 2010 through 2012 in order to increase REO production. We anticipate the cost of this project to be approximately $511 million, as shown in the table below (in millions):

	2010	2011	2012	Total

Refurbishment of existing facility	$5	$13	$—	$18
Refurbishment and expansion of extraction plant	5	30	15	50
Refurbishment and expansion of separations plant(1)	21	128	64	213
New heating and power facility	—	31	13	44
Expansion into metal and alloy production(2)	10	23	—	33
Construction of plant infrastructure	12	69	35	116
Overburden removal	—	20	6	26
Mining and miscellaneous equipment	—	2	9	11

Totals	$53	$316	$142	$511

(1)	Includes estimated costs of chlor-alkali plant of approximately $60 million.

(2)	Includes estimated acquisition costs of potential third-party manufacturer.

We expect that the high levels of spending associated with the refurbishment process to improve and modernize equipment will decrease in the future as we complete our modernization and expansion plans.

Contractual Obligations

As of December 31, 2009, we had the following contractual obligations:

	Payments Due by Period
		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
(In thousands)

Operating lease obligations(1)	$281	$153	$128	$—	$—
Purchase obligations(2)	—	—	—	—	—
Employee bonus obligations(3)	1,400	1,400	—	—	—
Asset retirement obligations(4)	29,247	639	4,191	1,597	22,820

Total	$30,928	$2,192	$4,319	$1,597	$22,820

(1)	Represents all operating lease payments for office space, land and office equipment.

(2)	Represents non-cancelable contractual commitments for the purchase of materials and services from vendors.

(3)	Represents payments due to employees as a result of our NFL pilot processing campaign.

(4)	Under applicable environmental laws and regulations, we are subject to reclamation and remediation obligations resulting from our operations. The amounts presented above represent our estimated future undiscounted cash flows required to satisfy the obligations currently known to us.

Off-Balance Sheet Arrangements

As of the date of this prospectus, our only off-balance sheet arrangement in addition to the operating leases included in “— Contractual Obligations” above, is our agreement to compensate our initial investors for providing collateral relating to our bonding obligations to various government agencies. In February 2009, the members of Molycorp Minerals, LLC incurred certain costs in providing letters of credit and/or cash collateral to secure surety bonds issued for the benefit of certain regulatory agencies relating to our Mountain Pass facility closure and reclamation obligations. The total amount of collateral provided by these members at December 31, 2009 was $18.2 million. We have agreed to pay each member a 5% annual return on the amount of collateral provided. Under the terms of the agreement, the members may receive quarterly payments, delayed payments or payments-in-kind. After the completion of this offering, we intend to terminate this agreement with these members by establishing our own cash collateral using a portion of the net proceeds from this offering.

Quantitative and Qualitative Disclosures about Market Risk

Our operations may be impacted by commodity prices, geographic concentration, changes in interest rates and foreign currency exchange rates.

Commodity Price Risk

Our principal products, including cerium, lanthanum, praseodymium, neodymium, europium, samarium, gadolinium, dysprosium, and terbium, are commodities but are not traded on any commodity exchange. As such, direct hedging of the prices for future production cannot be undertaken. We do not currently have any long-term sales contracts with customers, so prices will vary with the transaction and individual bids received. Our products are primarily marketed to manufacturer as component materials. Prices will vary based on the demand for the end products being produced with the mineral resources we mine and process.

Our net sales and profitability are determined principally by the price of the rare earth products that we produce and, to a lesser extent by the price of natural gas and other supplies used in the production process. The prices of our rare earth products are influenced by the price and demand of the end products that our products support, including clean energy technologies. A significant decrease in the global demand for these products may have a material adverse effect on our business. We currently have no hedging contracts in place and intend to consider hedging strategies in future.

Our costs and capital investments are subject to market movements in other commodities such as natural gas and chemicals. We may enter into derivative contracts for a portion of the expected usage of these products, but we do not currently have any derivative contracts and we do not anticipate entering into derivative agreements before the end of 2010.

Interest Rate Risk

We do not currently have any debt obligations. As a result, we would not be directly impacted by variation in interest rates at this time. Our exposure to interest rate risk would increase if, for example, we obtain and utilize debt facilities in the future.

Internal Controls

As a public company, we will be required to comply with the record keeping, financial reporting, corporate governance and other rules and regulations of the SEC, including the requirements of the Sarbanes-Oxley Act, and other regulatory bodies. These entities generally require that financial information be reported in accordance with U.S. GAAP. As a private company, we were not required to have, and until late 2009 did not have, sufficient personnel with SEC and Sarbanes-Oxley experience. In addition, we were not required to comply with the internal control design, documentation and testing requirements imposed by Sarbanes-Oxley. In connection with this offering as a publicly-held company, we will become subject to these requirements.

Effective internal control over financial reporting is necessary for us to provide reliable annual and interim financial reports and to prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results and financial condition could be materially misstated and our reputation could be significantly harmed. A material weakness in internal control over financial reporting is defined as a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a company’s financial reporting. A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

During the preparation of our consolidated financial statements as of December 31, 2009 and 2008 and for the year ended December 31, 2009, the period from June 12, 2008 (Inception) through December 31, 2008, and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2009, we identified deficiencies in our internal control over financial reporting which, when considered in the aggregate, represent a material weakness. If not remediated, this material weakness could result in material misstatements in our consolidated financial statements in future periods. Specifically, we did not maintain a sufficient complement of personnel with an appropriate level of accounting and financial reporting knowledge, experience and training in the application of U.S. GAAP. We also did not maintain an adequate system of processes and internal controls sufficient to support our financial reporting requirements and to produce timely and accurate consolidated financial statements in accordance with U.S. GAAP. If our efforts are not adequate to remediate this material weakness, we could experience material misstatements in our consolidated financial statements in future periods.

In late 2009, we hired a chief financial officer, a corporate controller and a director of financial reporting, and in early 2010, we hired an accounting manager for the Mountain Pass facility as part of the actions being taken to remediate the material weakness. All of these individuals are certified public accountants possessing significant experience with accounting and financial reporting matters. We also continued the process of reviewing our existing processes and system of internal control in order to implement related improvements where needed. We installed additional functionality and increased the integration of our information technology systems to increase automation and accuracy within our processes.

Under current requirements, our independent registered public accounting firm will not be required to evaluate and assess our internal control over financial reporting until we file our annual report on Form 10-K for the year ended December 31, 2011. Consequently, we will not be evaluated independently in respect of our controls for a substantial period of time after this offering is completed. As a result, we may not become aware of other material weaknesses or significant deficiencies in our internal controls that may be later identified by our independent registered public accounting firm as part of the evaluation.

The actions we have taken to date, or any future measures or actions we will take, may not remediate the material weakness mentioned above. See “Risk Factors — Risks Related to Our Business— We identified a material weakness in our internal control over financial reporting which, if not satisfactorily remediated, could result in material misstatements in our consolidated financial statements in future periods” and “— We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls. If we are unable to achieve and maintain effective internal controls, particularly in a period of anticipated rapid growth, our operating results and financial condition could be harmed” included elsewhere in this prospectus.

RARE EARTH INDUSTRY OVERVIEW

The Rare Earth Elements

The REE group includes 17 elements, namely the 15 lanthanide elements, which are cerium, lanthanum, neodymium, praseodymium, promethium (which does not occur naturally), samarium, europium, gadolinium, terbium, dysprosium, holmium, erbium, thulium, ytterbium and lutetium, and two elements that have similar chemical properties to the lanthanide elements — yttrium and scandium. The oxides produced from processing REEs are collectively referred to as REOs. Light and heavy REEs are contained in all rare earth deposits, including in our deposit at Mountain Pass. Heavy REEs generally command higher sales prices on a per pound basis than light REEs because heavy REEs are not as prevalent. Cerium, lanthanum, neodymium, praseodymium and samarium are considered “light REEs” that are more predominant in bastnasite, while europium, gadolinium, terbium, dysprosium, holmium, erbium, thulium, ytterbium and lutetium are considered “heavy REEs” that are more predominant in monazite. Our reserves are bastnasite, but there are also known monazite occurrences on our property that we are currently examining.

Global Rare Earth Market

REEs have unique properties that make them critical materials to many existing applications upon which society has become dependent as well as emerging applications. Examples include:

•	Clean-Energy Technologies: hybrid and electric vehicles, wind power turbines and compact fluorescent lighting;

•	High-Technology Applications: miniaturization of cell phones, personal digital assistant devices, digital music players, hard disk drives used in computers, computing devices, “ear bud” speakers and microphones, as well as fiber optics, lasers and optical temperature sensors;

•	Critical Defense Applications: guidance and control systems, communications, global positioning systems, radar and sonar; and

•	Advanced Water Treatment: industrial, military, homeland security and domestic and foreign aid applications.

Rechargeable Batteries

One of the most effective rechargeable batteries is the NiMH battery, which is used in nearly all hybrid and electric vehicles and many other electronic products. A mixed rare earth metal alloy is used as the anode in the NiMH battery. Cerium and lanthanum are the main REEs used in the NiMH battery.

Magnets

REEs are critical elements in the world’s strongest permanent magnets. These magnets are utilized in electric motors, a key component of all motor vehicles, especially hybrid and electric vehicles. A new and rapidly expanding use of rare earth permanent magnets is in wind turbine permanent magnet generators. Owing to the high power-to-weight ratio of the magnets, less material is required, permitting engines and generators to be considerably more powerful while at the same time smaller and lighter. The powerful REE-based magnets have made possible the miniaturization of hard disk drives used in computers and many other electrical devices such as personal digital assistant devices and digital music players. Neodymium, praseodymium, samarium, and dysprosium are critical to the permanent magnet industry due to their unique magnetic properties. Based on estimates by IMCOA, by 2014, global demand for rare earths used in magnets is estimated at 40,000 mt of REO, excluding demand from the wind energy sector. The wind energy sector could consume up to an additional 9,000 mt of REO, 1,350 mt of which is estimated solely for the United States. According to IMCOA, the wind energy sector in the United States alone could lead to a 3% to 4% increase in global demand for REOs used in magnets. If China succeeds with its current target, then this could lead to additional consumption of REOs used in magnets of 8% to 10% by 2014. Today, nearly all magnetic rare earth products are produced from Chinese-sourced REOs, and there is no U.S. domestic manufacturer of NdFeB magnets.

Catalysts

REEs are commonly used as a form of catalyst, referred to as a fluid bed cracking catalyst. Fluid bed cracking catalysts are being used increasingly in the oil industry because they enhance the efficiency of separating various fractions from crude oil during the refining process. Lanthanum is the main REE used in fluid bed cracking catalysts.

REEs are also used in another form of catalyst in vehicles. A catalytic converter is a device fitted to the exhaust system of a combustion engine that reduces the toxicity of emissions. Recent technological advances have seen the emergence of the three-way catalytic converter. This device reduces toxic nitrogen oxides to more benign nitrogen and oxygen, oxidizes toxic carbon monoxide to carbon dioxide and oxidizes unburnt hydrocarbons. Cerium is the REE used in catalytic converters, where it forms part of the catalyst. Increasingly stringent vehicle emission laws are being introduced throughout the world, and, according to the Manufacturers of Emission Controls Association, 100% of new vehicles sold in the United States are equipped with three-way catalytic converters while many developing nations are also mandating that new passenger cars be equipped with three-way catalytic converters.

Water Treatment

We have developed XSORBX®, a proprietary product and process, primarily consisting of cerium, that removes arsenic and other heavy metals from industrial processing streams and will allow our customers to more safely sequester arsenic and increase their production. XSORBX® is protected by over 100 issued and pending U.S. and foreign patents and patent applications. This product, which we have proven to be effective in removing arsenic and other contaminants from water, is applicable to a broad range of applications. There are several opportunities for us to commercialize this technology in the industrial, defense, foreign aid and outdoor enthusiast sectors. For example, we have applied the technology in the mining and smelting industries as a means to improve management of arsenic-laden process streams and have also developed a portable drinking water filtration system for U.S. defense applications and for the outdoor recreation industry.

Demand for Rare Earth Products

The lack of available substitutes makes REEs essential for existing and emerging technologies. According to both IMCOA and Roskill, global demand in 2010 is estimated to be approximately 124,000 mt of REO, roughly equivalent to the 2008 demand level.

Global demand for rare earths by market (in thousands of tons of REO)

Source: IMCOA

Factors that could influence upward demand for rare earth products include:

•	the use of neodymium, praseodymium and dysprosium in high-strength NdFeB magnets that are critical to hybrid and electric vehicles and the increased construction of wind power generation facilities, particularly off-shore installations;

•	the use of lanthanum and cerium for NiMH batteries that are utilized in hybrid and electric vehicles;

•	the use of europium, terbium and yttrium in the production of compact fluorescent light bulbs;

•	the use of high-strength NdFeB magnets in the miniaturization of electronic products;

•	the use of lanthanum by refineries processing lower quality crude oil that consumes greater quantities of fluid cracking catalysts;

•	the increased use of REEs in the drive to improve energy efficiency and reduce GHGs by the United States and the European Union;

•	the use of cerium in advanced water filtration applications; and

•	continued research and commercialization of new applications for rare earths products.

Global consumption of REEs is projected to steadily increase due to continuing growth in existing applications and increased innovation and development of new end uses. For example, the integration of rare earth permanent magnet drives into wind power turbines has substantially reduced the need for gearboxes, which increases overall efficiency and reliability. According to IMCOA and Roskill, total demand for rare earths outside of China is expected to increase at a CAGR of approximately 4% to 5% between 2008 and 2014. In addition, according to Roskill, global demand for the more important magnetic rare earths, neodymium, praseodymium and dysprosium, is expected to grow at CAGRs of approximately 8%, 6% and 6%, respectively, over the same period. Both IMCOA and Roskill estimate that total global demand for rare earths is expected to increase from 124,000 mt in 2008 to 180,000 mt in 2014, which results in a CAGR of approximately 6% for that period.

Supply for Rare Earth Products

China has dominated the global supply of REOs for the last ten years and, according to Roskill, accounted for approximately 96% of global REO production in 2008. Even with our planned production, global supply is expected by analysts to remain tight due to the combined effects of growing demand and actions taken by the Chinese government to restrict exports. The Chinese government heightened international supply concerns in August 2009 when China’s Interior Ministry signaled that it would further restrict exports of Chinese rare earth resources. Citing the importance of REE availability to internal industries and the desire to conserve resources, the Chinese government has announced export quotas, increased export tariffs and introduced a “mining quotas policy” that, in addition to imposing export quotas and export tariffs, also imposes production quotas and limits the issuance of new licenses for rare earth exploration. According to IMCOA, China’s export quotas have decreased from approximately 65,600 mt of REO in 2004 to approximately 50,100 mt of REO in 2009. In 2008, according to IMCOA, China imposed export taxes of up to 25% on selected REOs (primarily heavy REOs) and up to 15% for all other REOs (primarily light REOs). In addition, according to IMCOA, China’s Ministry of Industry and Information Technology issued a plan in 2009 to reduce the production of separated rare earths by 7% to 110,700 mt of REO in 2009. China’s internal consumption of rare earths is expected to continue to grow, leaving the Rest of World with less supply during a period of projected increasing global demand. China also dominates the manufacture of rare earth metals, producing substantially all of the world’s supply, and the manufacture of NdFeB magnets, producing approximately 80% of the world’s supply. Neither capability currently exists in the United States, as confirmed by the April 2010 U.S. GAO briefing.

China has also announced a national stockpile program, as has South Korea. Additionally, Japan has increased its national stockpile program. The U.S. Department of Defense is conducting a study, which is expected to be completed by September 2010, to determine its rare earth requirements and supply chain vulnerabilities and whether to build a strategic stockpile. These stockpile programs will likely accelerate the pace of the projected global REE deficit.

According to the April 2010 U.S. GAO briefing:

•	the Mountain Pass mine is the largest non-Chinese rare earth deposit in the world;

•	other U.S. rare earth deposits exist, but these deposits are still in early exploratory stages of development;

•	officials emphasized the significance of the widespread use of commercial-off-the-shelf products in defense systems that include rare earth materials, such as computer hard drives;

•	heavy REEs, such as dysprosium, which provide much of the heat-resistant qualities of permanent magnets used in many industry and defense applications, are considered to be important;

•	government and industry officials told the U.S. GAO that where rare earth materials are used in defense systems, the materials are responsible for the functionality of the component and would be difficult to replace without losing performance;

•	a 2009 National Defense Stockpile configuration report identified lanthanum, cerium, europium and gadolinium as having already caused some kind of weapon system production delay and recommended further study to determine the severity of the delays; and

•	defense systems will likely continue to depend on rare earth materials, based on their life cycles and lack of effective substitutes.

The forecasted demand by IMCOA set forth in the graph below assumes Mountain Pass and other rare earth projects commence production and account for a significant portion of the forecasted increase in supply. If these projects do not commence production when anticipated, there will be a gap between forecasted demand and forecasted supply. IMCOA and Roskill expect that this anticipated market dynamic will underpin strong pricing.

Source: IMCOA.

As a result of the global economic crisis, rare earth product prices declined by approximately 50% during 2008 and through the third quarter of 2009. According to Metal Pages, from October 2009 to mid-June 2010, prices for rare earths have risen by approximately 70% on average. Furthermore, over the same period, prices for some of the most common rare earths (cerium oxide, lanthanum oxide, neodymium oxide, didymium oxide and rare earth carbonate) have risen by more than 80% on average.

Set forth below are prices for rare earth products in 2010 and anticipated prices for future years.

Rare Earth Product Prices(1)

Rare Earth Product	2010	2014	2020	2030

Lanthanum Oxide	$6	$6	$7	$10
Cerium Oxide	4	2.50	2.50	3
Praseodymium Oxide	27	35	45	65
Neodymium Oxide	30	40	50	70
Samarium Oxide	4.50	4.50	5	8
Europium Oxide	500	600	700	900
Gadolinium Oxide	7	8	10	12
Terbium Oxide	500	650	850	1,200
Dysprosium Oxide	160	240	350	500
Yttrium Oxide	10	15	20	30

(1)	Rare earth product prices in US$/kg, free-on-board China (+/− 20%). All prices are not adjusted for inflation and assume that there will be no major changes to China’s rare earths industry strategy and no new application(s) that will have a material impact on demand.

Source: IMCOA. Although IMCOA and Roskill predict strong growth, their projections with respect to certain years are slightly different.

In 2008, global production of rare earths was estimated at approximately 119,220 mt of REO according to Roskill. China accounted for approximately 96% of this total. As a result of economic, environmental and regulatory factors in China, as well as internal industrial development, there is uncertainty with respect to the availability of rare earth products from China. Although Chinese production of rare earth materials is increasing, export quotas imposed by the Chinese government are decreasing, thus reducing the amount of rare earth materials that China may export for the rest of the world. This is occurring at a time when the demand for REEs is growing significantly.

In expectation of increasing demand, there are a limited number of rare earth projects outside of China that are in various stages of development. None of these deposits are currently in production. The success of any other rare earth projects depends on a number of factors, including:

•	REO grade;

•	obtaining and maintaining operating and environmental permits;

•	acceptance in the marketplace as a long-term viable alternative to Chinese production;

•	the amount of recoverable high-value REEs contained in ore (such as neodymium, praseodymium, europium and dysprosium);

•	reserve life;

•	the ability to separate and concentrate rare earth minerals;

•	the ability to economically crack rare earth mineral concentrates and produce high yields;

•	the ability to separate REEs and manufacture finished products;

•	natural radioactive material content of the ore and the ability to responsibly and economically manage radioactive waste;

•	the cost of bringing the property into production; and

•	access to critical infrastructure, including electricity, fuel and transportation.

BUSINESS

Our Business

We are the only REO producer in the Western hemisphere and own one of the world’s largest, most fully developed rare earth projects outside of China. Furthermore, following the execution of our “mine-to-magnets” strategy and completion of our modernization and expansion efforts, we expect to be one of the world’s most integrated producers of rare earth products, including oxides, metals, alloys and magnets. Our rare earths are critical inputs in existing and emerging applications including: clean energy technologies, such as hybrid and electric vehicles and wind power turbines; multiple high-tech uses, including fiber optics, lasers and hard disk drives; numerous defense applications, such as guidance and control systems and global positioning systems; and advanced water treatment technology for use in industrial, military and outdoor recreation applications. Global demand for REEs is projected to steadily increase due to continuing growth in existing applications and increased innovation and development of new end uses. We have made significant investments, and expect to continue to invest, in developing technologically advanced applications for individual REEs.

For the year ended December 31, 2009 and for the three months ended March 31, 2010, we generated approximately $7.1 million and $2.9 million of revenue, respectively, from sales of products manufactured from stockpiled feedstocks, although these levels of revenue are not representative of our planned level of operations after we restart mining operations.

Mine-to-Oxides

We and SRK Consulting estimate total proven reserves of 88.0 million pounds of REO contained in 0.480 million tons of ore, with an average ore grade of 9.38% and probable reserves of 2.12 billion pounds of REO contained in 13.108 million tons of ore, with an average ore grade of 8.20%, in each case using a cut-off grade of 5.0%, at our Mountain Pass mine. Based on these estimated reserves and an expected annual production rate of 19,050 mt of REO, our expected mine life is in excess of 30 years. According to Roskill, global REO production in 2008 was approximately 119,220 mt, of which only approximately 4,220 mt originated from outside of China, with Molycorp producing approximately 1,700 mt from its stockpiles and Russian producers producing approximately 2,500 mt. This contrasts with total demand outside of China in 2008 of approximately 50,000 mt, according to Roskill, with rapid growth expected by industry analysts. Upon completion of our modernization and expansion efforts, we will have the ability to produce 19,050 mt of REO per year to supply this non-Chinese demand and expect to have the capability to increase production to approximately 40,000 mt of REO per year, if warranted by market conditions.

At our Mountain Pass facility, we have the ability to mine, crush, mill and separate rare earth ore to produce individual REEs. We hold a 30-year mine plan permit and an associated environmental impact report, both of which were issued in 2004. Since our acquisition of the Mountain Pass facility, we have been producing and selling REOs from stockpiled feedstocks to significantly improve our solvent extraction technologies and capabilities. We are now achieving greater than 98% recovery in our solvent extraction units at commercial scale for lanthanum, didymium and SEG concentrate, which we believe is one of the highest recovery rates in the world. We have also developed the expertise to produce the following REEs in many usable forms: bastnasite concentrate; cerium; lanthanum; neodymium; praseodymium; europium; samarium; gadolinium; dysprosium; and terbium.

Processing at our Mountain Pass facility entails mining the bastnasite ore followed by crushing and milling it to a fine powder. Milled bastnasite ore is then processed by flotation whereby the bastnasite, which is a mineral containing light and heavy rare earth elements, floats to the surface and is separated from the waste material, which sinks in a series of flotation cells. The resultant bastnasite concentrate is then processed by leaching with strong acid solutions followed by a series of solvent-extraction separation steps that produce various individual REO minerals, generally in a high purity (greater than 99%) oxide form. In the second quarter of 2010, we began processing bastnasite concentrate from our stockpiles in an effort to commercially demonstrate our new cracking technology while at the same time continue to further optimize our processing technologies and improve recovery rates compared to historical operations at the Mountain Pass facility.

We are preparing to recommence mining operations, which we expect to occur in late 2010. Recommencement of mining operations is expected to coincide with modernization of our processing capabilities to efficiently produce at a rate of 19,050 mt of REO per year by the end of 2012. The April 2010 U.S. GAO briefing stated that, for a typical exploration-stage mine, once a company has secured the necessary capital to start a mine, government and industry officials said it can take from seven to 15 years to bring a property fully online, largely due to the time it takes to comply with multiple state and federal regulations. Since Molycorp’s Mountain Pass facility is not an early stage rare earth project, we believe it has significant timeline advantages as it has a well-defined ore body, an existing open pit with over 50 years of production history, an existing mine and reclamation plan, proven reserves, substantial permitting, and all necessary technology to successfully process and separate the rare earth elements at a commercial scale.

Oxides-To-Metals/Alloys

We expect to sell and transport a portion of the REOs we produce to customers for use in their particular applications. The remainder of the REOs will be processed into rare earth metals. A portion of these metals will be sold to end users and we expect to process the rest into rare earth alloys. These rare earth alloys can be used in a variety of applications, including but not limited to: electrodes for NiMH battery production; samarium cobalt magnet production; and NdFeB magnet production.

Our modernization and expansion plans envision adding facilities and equipment for metal conversion and alloy production at the Mountain Pass facility or an off-site property. In November 2009, we entered into a non-binding letter of intent to acquire a third-party producer of rare earth metals and alloys in the United States, although we have not yet been able to enter into a definitive agreement. If we are able to enter into a definitive agreement and complete the acquisition, instead of adding such facilities and equipment at Mountain Pass or another site, we would transport cerium, lanthanum, neodymium, praseodymium, dysprosium, terbium and samarium oxide products from our Mountain Pass facility to that off-site location, which already possesses the technological capability to produce rare earth metals and alloys. Additionally, we have entered into a non-binding letter of intent with Neo Material that, among other things, contemplates a technology transfer agreement pursuant to which Neo Material may provide us with technical assistance and know-how with respect to the production of rare earth metals, alloys and magnets.

Magnet Production

We are currently pursuing joint venture opportunities to integrate downstream into NdFeB magnet manufacturing in the United States. NdFeB magnets, which are critical components in “green” technologies and the miniaturization of electronics, are primarily manufactured in China (approximately 80%) and Japan (approximately 20%). We have entered into a non-binding letter of intent to form a collaborative joint venture with a third-party manufacturer of NdFeB magnets. This joint venture will provide us with access to the technology, people and facilities to convert our rare earth materials into the high-performance permanent magnets required for production of hybrid and electric vehicles, wind power turbines, high-tech applications and numerous advanced defense systems on which the U.S. economy and national security depend. The consummation of such a joint venture, in conjunction with our current modernization plans, the potential acquisition of a third-party rare earth metals and alloys producer and the potential technology transfer agreement with Neo Material, is expected to provide us with the capability to mine, process, separate and alloy individual REEs before manufacturing them into NdFeB magnets. This downstream integration would make us the only fully integrated producer of NdFeB magnets outside of China, helping to secure rare earth supply for the Rest of World.

Rare earth “mine-to-magnets” production supply chain

Our Strengths

We believe that we possess a number of competitive strengths that position the Mountain Pass facility to regain its role as one of the leading global suppliers of REOs.

We have a proven source of REOs with high-grade ore and long reserve life.

Prior to the end of the last mining campaign at the Mountain Pass facility in 2002, the mine had been in continuous operation for over 50 years. Since our acquisition of the Mountain Pass facility, we have been processing stockpiled feedstocks as part of our ongoing effort to significantly improve our solvent extraction technologies and other processing capabilities. Today, based on estimated total proven reserves of 88.0 million pounds of REO contained in 0.480 million tons of ore, with an average ore grade of 9.38%, and probable reserves of 2.12 billion pounds of REO contained in 13.108 million tons of ore, with an average ore grade of 8.20%, in each case using a cut-off grade of 5.0%, the Mountain Pass mine has a life in excess of 30 years at an annual production rate of 19,050 mt of REO. Our leadership team is committed to the continuous and sustainable manufacture of rare earth products at the Mountain Pass facility using advanced milling and processing technologies that will significantly increase the life of the known ore body at the Mountain Pass facility. Additionally, we have recently expanded our on-site exploratory drilling program to confirm the existence and extent of bastnasite, monazite and other rare earth phosphate mineral occurrences in unexplored areas of the Mountain Pass facility. This program will also help to establish that our measured, indicated and inferred resources can become proven or probable reserves.

We expect to be well-positioned to capitalize on the tightening balance of global supply and demand of rare earth products.

As worldwide demand for rare earth products increases, the supply of REOs is limited by available production capacity, which is currently concentrated in China. According to Roskill, China accounted for approximately 96% of global REO production in 2008. China also dominates the manufacture of metals and NdFeB magnets from rare earths, capabilities that are not currently found in the United States.

Chinese government policies will also impact the supply and demand of REOs and rare earth products. We believe that the Chinese government intends to increase wind generated power to 100 gigawatts with an investment expected to be above $150 billion and has also proposed a package of over $29 billion to fund hybrid and electric vehicle production, placing additional strain on the REE supply chain. Citing the importance of REE availability to internal industries and the desire to conserve resources, the Chinese government has also announced export quotas, increased export tariffs and introduced a “mining quotas policy” that, in addition to imposing export quotas and export tariffs, also imposes production quotas and limits the issuance of new licenses for rare earth exploration. According to IMCOA, China’s export quotas have decreased from approximately 65,600 mt of REO in 2004 to approximately 50,100 mt of REO in 2009. In 2008, according to IMCOA, China imposed export taxes of up to 25% on selected REOs (primarily heavy REOs) and up to 15% for all other REOs (primarily light REOs). In addition, according to IMCOA, China’s Ministry of Industry and Information Technology issued a plan in 2009 to reduce the production of separated rare earths by 7% to 110,700 mt of REO in 2009.

Given China’s estimated consumption levels and the limitations its government has put on exports, Roskill projects a global deficit beginning in 2011 without the advent of production from new projects, such as Mountain Pass. Limits on rare earth exports from China and the lack of available substitutes make the development of new sources of REEs essential to meet the growing demand for existing and emerging technologies, such as hybrid and electric vehicles, wind power turbines, compact fluorescent light bulbs, hard disk drives and dual use electronics.

China has also announced a national stockpile program, as has South Korea. Additionally, Japan has increased its national stockpile program. The U.S. Department of Defense is conducting a study, which is expected to be completed by September 2010, to determine its rare earth requirements and supply chain vulnerabilities and whether to build a strategic stockpile. These stockpile programs will likely accelerate the pace of the projected global REE deficit.

U.S. federal government investments and policies may materially increase end-market demand for our rare earth products. For example, the U.S. federal government recently approved $45 billion in grant funding and loan guarantees directed toward wind power generation projects and hybrid and electric vehicles. Pending energy legislation may also increase demand for clean technology applications, which use rare earth products.

Upon reaching full planned production rates for REOs in 2012, we expect to be in a position to supply a substantial portion of the U.S. demand and also sell to export markets.

We have a highly experienced and qualified management team.

Our President and Chief Executive Officer has 29 years of experience, 24 of which are associated with the Mountain Pass facility. In addition, our Chief Technology Officer, General Counsel and Chief Financial Officer have over 75 years of combined technical, operational, legal, financial and management experience. Many of our key employees have worked with the Mountain Pass facility for over 20 years each. We also have a proven technology and product development group and as of June 1, 2010, held 18 issued and pending U.S. patents and patent applications, and 146 issued and pending foreign patents and patent applications. Management has also created a work environment that prioritizes safety. Since July 2005, the Mountain Pass facility has not had a lost-time accident and has received the coveted “Sentinels of Safety” award from the MSHA for three of the last four years.

Our Business Strategy

Our business strategy is to:

Build the largest, most advanced and efficient fully integrated REO processing facility in the world.

We intend to refurbish or replace existing equipment at the Mountain Pass facility in connection with our modernization and expansion efforts. We also intend to build the largest, most advanced and efficient fully integrated REO processing facility in the world to support our anticipated production requirements. Following the refurbishment of existing equipment and the purchase, delivery, installation, and start-up of new equipment, our fully integrated facility will allow us to reach full production, utilizing our newly optimized and commercially proven REO processing operations. Additionally, we expect that our proprietary production technology and our planned new paste tailings operation will reduce our environmental footprint and set the standard in the industry for environmental stewardship.

Successfully complete modernization and expansion efforts and reach full planned production rates for REOs at the Mountain Pass facility by the end of 2012.

After reaching full planned production rates for REOs at the Mountain Pass facility, we expect to produce 19,050 mt of REO per year. We operate the Mountain Pass facility pursuant to a 30-year mining permit issued in 2004 that allows us to feed ore to the mill at a rate of 2,400 tons per day. While the Mountain Pass facility historically required 2,000 tons of mill feed per day to manufacture 19,050 mt of REO per year, we expect that new proprietary technologies we developed will allow us to extract the same 19,050 mt of REO per year while only using approximately 1,100 to 1,500 tons of mill feed per day, thus allowing for potential increases in annual REO production beyond the planned 19,050 mt per year without any change in the permit limit. These estimates are based on results we have achieved in full scale (19,050 mt per year production rate) mill test runs from 2001 to 2002, improved cracking technology at commercial scale (2,000 to 3,000 mt per year production rate) from 2009 to date and improved performance of our solvent extraction at commercial scale (2,000 to 3,000 mt per year production rate) as demonstrated from 2007 to 2009.

Improve our operating efficiencies with technically advanced manufacturing techniques.

We intend to continue to improve the efficiency of our operations through the creation and use of technically advanced manufacturing processes for production of rare earth products, which will allow us to deliver high-quality rare earth products at globally competitive prices. We have already invested significant resources towards perfecting our REO processing operations and developing new and proprietary applications for individual REEs. We expect that by advancing all of these technologies, we will continue to lower our operating costs.

Manage our costs to be cost competitive.

The success of our business will depend on our ability to manage our costs. We will manage these costs through the use of new production technologies that have been developed by our research and development group, which will use less energy and raw materials and will result in a reduced environmental footprint. These production technologies will substantially reduce the amount of water consumption and waste water generation. We plan to use our proprietary technology to maximize our process recoveries and maximize REO concentrate production per unit of extracted ore. We plan to install a natural gas powered co-generation power plant as part of our modernization and expansion of the Mountain Pass facility to reduce energy consumption and costs as well as minimize or eliminate our reliance on the regional electric power grid. As part of our modernization and expansion of the Mountain Pass facility, we also intend to produce our own hydrochloric acid and sodium hydroxide at the Mountain Pass facility and recycle our acid and base, thereby reducing our reliance on external sources of reagents. After completion of our modernization and expansion efforts, we anticipate our most significant cash operating costs will consist of natural gas and labor.

Secure customer commitments to provide a stable revenue stream.

We are working to establish stable revenue streams for the rare earth minerals and products we produce at the Mountain Pass facility. Upon reaching full planned production rates for REOs at the Mountain Pass facility, we expect to produce approximately 19,050 mt of REO per year. As of June 1, 2010, we had 19 non-binding letters of intent to sell our rare earth products, representing approximately 138% of our anticipated production for 2013, and our non-binding letter of intent with Neo Material also contemplates the sale of certain rare earth products. We are continuing to seek additional letters of intent and, prior to commencing full production, we intend to enter into short- and long-term sales contracts with existing and new customers for amounts not in excess of our actual planned production. In addition, we are in discussions with multiple large, globally diversified mining companies regarding the sale of XSORBX®. XSORBX® is a proprietary product and process, primarily consisting of cerium, that removes arsenic and other heavy metals from industrial processing streams and will allow our customers to more safely sequester arsenic and increase their production. XSORBX® is protected by over 100 issued and pending U.S. and foreign patents and patent applications.

The following table compares the volume under our 19 non-binding letters of intent to our anticipated production for 2013 (in mt):

	Volume Under			Anticipated	Percent of
	Letters of		Uncommitted	2013	Anticipated 2013
Product Type	Intent (1)(2)		Volume	Production(1)(2)	Production

Lanthanum oxide	11,427		—	3,104	368%
Lanthanum metal	436	(3)	2,071	2,507	17%
Cerium non-metal	6,914	(4)	2,770	9,684	71%
Cerium metal	200	(3)	—	—	—
Neodymium oxide	50		—	—	—
Neodymium metal	3,318	(5)	—	313	1,060%
Praseodymium metal	1,091	(5)	—	116	941%
Europium oxide	—	(6)	19	19	—
Samarium metal(8)	—		191	191	—
NdPr metal in NdFeB alloy	1,000	(7)	964	1,964	51%
NdPr metal in NdFeB magnets	291	(7)	—	—	—

TOTAL	24,727		6,015	17,898	138%

(1)	Alloy and magnet production and letter of intent volume are reported on a rare earth metal basis. Three of our non-binding letters of intent contain a volume range; these letters cover lanthanum oxide, cerium non-metal and NdPr metal in NdFeB alloy. With respect to these non-binding letters of intent, the table above reflects the high end of the range provided for in each letter. In addition, certain of our non-binding letters of intent provide for a certain volume of rare earth metals or alloys but do not allocate that volume among specific rare earth metals or alloys. In those instances, we have allocated the volume in those letters based on management’s estimates of the needs of those customers and their specific applications. The table above does not include any sales of any products under either of the agreements we have entered into with Traxys. See “Certain Relationships and Related-Party Transactions — Inventory Financing and Resale Agreements.” Additionally, pursuant to the terms of our non-binding letter of intent with Neo Material, Neo Material may agree to purchase 3,000 to 5,000 mt of mixed rare earth carbonate and 300 to 500 mt of neodymium oxide and praseodymium oxide per year, which amounts are not included in the table above.

(2)	With respect to our metal products, there is a 14.2% loss of mass when REOs are converted to rare earth metal due to oxygen evolution, which accounts for most of the difference between the 17,898 mt total 2013 production rate and our anticipated full planned production rate of 19,050 mt of REO per year.

(3)	Contained within mischmetal, a combination of lanthanum, cerium and iron, for battery alloy producers.

(4)	Volume shown is used in traditional glass or catalyst market segments and represents only a very small fraction of cerium buyers. Although IMCOA predicts that there will be a surplus of cerium in the future, we anticipate most of our production will serve the new, proprietary XSORBX® market segment. This segment alone is expected to consume many times more cerium units than we can produce. We believe the new segment negates the need for additional letters of intent at this time.

(5)	We have received non-binding letters of intent for 9,700,000 pounds of Nd and/or NdPr metal (otherwise known as didymium metal). To demonstrate the Nd and Pr breakdown, we have split the didymium requirement to the generally accepted ratio of 75/25 Nd to Pr in the didymium metal. Some of our metal production will be consumed internally for downstream NdFeB alloy/magnet production.

(6)	We expect to receive non-binding letters of intent from a number of phosphor producers, which will easily consume our europium production. At this time, we are the only producer outside of China for this element, which enables energy efficient, compact fluorescent lights and straight tube T-8 lamps.

(7)	This represents the estimated NdPr metal contained in the non-binding letter of intent volume for NdFeB alloy and magnets.

(8)	IMCOA predicts that there will be a surplus of samarium metal.

Integrate downstream to profitably capture the full value chain.

We intend to utilize vertical integration through further downstream processing of our REOs into rare earth metals, alloys and finished magnets. Our modernization and expansion plans envision adding facilities and equipment for metal conversion and alloy production at our Mountain Pass facility or an off-site property, although we have entered into a non-binding letter of intent to acquire a third-party producer of rare earth metals and alloys in the United States that, if consummated, would obviate the need to add such facilities and equipment at Mountain Pass. Additionally, we have entered into a non-binding letter of intent to form a collaborative joint venture with a third-party manufacturer to produce NdFeB magnets in the United States and have entered into a non-binding letter of intent with Neo Material that contemplates a technology transfer agreement with respect to the production of rare earth metals, alloys and magnets. This “mine-to-magnets” strategy, if successfully implemented, make us the first fully integrated supplier of NdFeB magnets in the world and the only producer of NdFeB magnets in the United States. In addition, we are working to identify and develop new downstream opportunities for the REOs, rare earth metals and alloys and rare earth products we will manufacture.

Develop new higher margin products.

We intend to develop new higher margin products and processes for REEs that historically have had lower demand. For example, cerium is used primarily for glass polishing and has typically sold at prices lower than those for other REEs. However, we have developed XSORBX®, a proprietary product and process, primarily consisting of cerium, that removes arsenic and other heavy metals from industrial processing streams and will allow our customers to more safely sequester arsenic and increase their production. XSORBX® is protected by over 100 issued and pending U.S. and foreign patents and patent applications. This product, which we have proven to be effective in removing arsenic and other contaminants from water, is applicable to a broad range of applications with higher margins. We have entered into a non-binding letter of intent with a water filtration company to jointly develop water treatment products. We will continue to focus on establishing proprietary markets for low-demand REEs to provide us with an opportunity to sell these REEs as higher margin products.

Our Corporate History and Structure

Molycorp Minerals, LLC, a Delaware limited liability company formerly known as Rare Earth Acquisitions LLC, was formed on June 12, 2008 to purchase the Mountain Pass, California rare earth deposit and associated assets from Chevron Mining Inc., a subsidiary of Chevron Corporation. Prior to the acquisition, the Mountain Pass facility was owned by Chevron Mining Inc. and, before 2005, by Unocal Corporation. Molycorp, LLC, which was the parent of Molycorp Minerals, LLC, was formed on September 9, 2009 as a Delaware limited liability company. Molycorp, Inc. was formed on March 4, 2010 as a new Delaware corporation that is not, to date, conducting any activities other than those incident to its formation and the preparation of this registration statement.

The members of Molycorp, LLC contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interests in entities that hold member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class A common stock. Additionally, all of the holders of profits interests in Molycorp Minerals, LLC, which were represented by incentive shares, have contributed all of their incentive shares to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class B common stock. Accordingly, Molycorp, LLC and Molycorp Minerals, LLC became subsidiaries of Molycorp, Inc. All of the shares of Class A common stock and Class B common stock will convert into shares of common stock immediately prior to the consummation of this offering. Following the corporate reorganization, Molycorp, LLC was merged with and into Molycorp Minerals, LLC.

The Mountain Pass Facility

At the Mountain Pass facility, we own an open-pit mine containing one of the world’s most fully developed rare earth deposits outside of China. In addition to the mine, the Mountain Pass facility includes associated crushing, milling, flotation and separation facilities. These facilities are not currently in full operation, and will need to be modernized or refurbished before we can recommence mining operations. The Mountain Pass facility is located approximately 60 miles southwest of Las Vegas, Nevada near Mountain Pass, San Bernardino County, California. The Mountain Pass facility straddles Interstate 15 and may be accessed by existing hard-surface roads, which we use to transport products from the Mountain Pass facility to our customers using commercial vehicles.

The Mountain Pass facility represents the only developed commercial source of rare earth material in the Western hemisphere. Molybdenum Corporation of America began REO mining operations at the Mountain Pass facility in 1952. REO production at the Mountain Pass facility, as well as milling and separation processes, continued under Unocal Corporation, which purchased Molybdenum Corporation of America in 1977, until 1998. In 1998, all chemical processing operations were suspended, primarily due to leaks in a wastewater pipeline that transported waste salt water to evaporation ponds on the Ivanpah dry lake bed. The leaks resulted in the release of wastewater containing elevated levels of sodium chloride, along with minor concentrations of dissolved rare earths and radionuclides. We did not acquire the wastewater pipeline or the evaporation ponds in the acquisition of the Mountain Pass facility from Chevron Mining Inc. in 2008, and Chevron Mining Inc. is currently obligated to remove the remaining pipeline and remediate the impacted soils. We believe Chevron Mining Inc. is expected to complete that work in 2010. See “Business — Environmental, Health and Safety Matters.” Mining and milling operations continued until 2002 when those operations were also placed on standby due to softening prices for REOs, a lack of additional tailings disposal capacity and delays in obtaining permits required for the new paste tailings storage facility. Unocal Corporation thereafter sold or otherwise disposed of substantially all of the mining equipment at the Mountain Pass facility (e.g., shovels, haul trucks, etc.) prior to being acquired by Chevron Corporation in 2005. Operations at the Mountain Pass facility remained suspended until September 2007 when Chevron Mining Inc., a wholly-owned subsidiary of Chevron Corporation, commenced a NFL pilot processing campaign. Under the NFL campaign, lanthanum, which was produced prior to suspending activities in 1998 and held in lanthanum pond stockpiles at the Mountain Pass facility, was processed in order to recover the related neodymium and praseodymium. The NFL campaign did not constitute the restart of fully integrated operations at the Mountain Pass facility and was used as an opportunity to improve processing technologies and generate very modest revenue. On September 30, 2008, we acquired the Mountain Pass, California rare earth deposit and associated assets from Chevron Mining Inc. through Rare Earth Acquisitions LLC (which was later renamed Molycorp Minerals, LLC). The acquisition by us excluded certain assets and liabilities, including certain liabilities related to environmental and employment matters, that were retained by Chevron Corporation. As part of the acquisition, we also acquired the services of approximately 100 employees from Chevron Mining, including 43 non-union employees and 57 union employees. Under the terms of the asset purchase agreement, we agreed to maintain all acquired employees’ salaries at their previous levels for a period of 12 months, provide comparable 401(k) and health benefits and to honor all vacation days accrued prior to the asset purchase.

We currently hold a 30-year mine plan permit and associated environmental impact report, which were issued in 2004. Since our acquisition of the Mountain Pass facility in 2008, we have been processing stockpiled lanthanum in an effort to significantly improve our solvent extraction technologies and capabilities. This effort has been successful and we are now achieving greater than 98% recovery in our solvent extraction units at commercial scale for lanthanum, didymium and SEG concentrate, which we believe is one of the highest recovery rates in the world.

We are preparing to recommence mining operations, which we expect to occur in late 2010. Recommencement of mining operations is expected to coincide with modernization of our processing capabilities in order to efficiently produce 19,050 mt of REO per year by the end of 2012. In the second quarter of 2010, we began processing bastnasite concentrate from our stockpiles in an effort to optimize our processing technologies to further improve recovery rates. This new technology is expected to be scaled up to commercial levels through 2011. We are also positioning our company to move further downstream into metals, alloy and magnet production through our “mine-to-magnets” strategy. In addition, we are exploring new downstream markets for rare earths and rare earth products.

The Mountain Pass facility consists of approximately 2,222 acres of fee land, of which approximately 770 acres are currently in use (e.g., existing buildings, infrastructure or active disturbance). The lands surrounding the Mountain Pass facility are mostly public lands managed by the Bureau of Land Management and the National Park Service. In addition to the 2,222 acres we hold in fee, we also hold 55 patented claims that are 100% owned by Molycorp and 489 unpatented lode and mineral mining claims and mill sites under the provisions of The Mining Law of 1872. We acquired our mineral rights at the Mountain Pass facility with the purchase of the Mountain Pass, California rare earth deposit and associated assets from Chevron Mining Inc. in 2008. Our mineral rights, surface rights and mining claims are not subject to royalties or encumbrances, although we are responsible for making annual maintenance and tax payments on our unpatented mill sites. These mining claims and mill sites provide land for mining, ancillary facilities and expansion capacity around the Mountain Pass facility.

The Mountain Pass facility includes an open-pit mine, overburden stockpiles, a crusher and mill/flotation plant, a separation plant, a mineral recovery plant tailings storage areas and on-site evaporation ponds, as well as laboratory facilities to support research and development activities, offices, warehouses and support buildings. The majority of the physical plant and equipment at the Mountain Pass facility is over 20 years old, substantially all of which will be replaced or refurbished as part of our modernization effort. We expect to expand the open-pit mine both laterally to the west, southwest and north as well as deepening vertically. In addition to the existing overburden stockpile located west of the pit, which will serve as the initial overburden stockpile when mining recommences, we will need to construct additional overburden stockpiles to the north or east of the pit to provide additional storage capacity sufficient to accommodate the remaining overburden material for the existing permitted life of the mine.

In connection with our modernization and expansion efforts at the Mountain Pass facility, we expect to build new facilities, including the construction of a control lab, additional warehousing and raw material storage facilities. We plan to add facilities and equipment for metal conversion and alloy production. However, we have entered into a non-binding letter of intent to acquire a producer of rare earth metals and alloys located off-site, which, if consummated, would obviate the need for such facilities and equipment at the Mountain Pass facility. We also expect to build a new paste tailings operation and new roads at the Mountain Pass facility. The construction of the paste tailings operation, which consists of a paste tailings filter plant and paste tailings storage facility, is authorized by our San Bernardino County conditional use permit, and we began its construction during the second quarter of 2010. The capital cost for the paste tailings operation, which is included in the estimated capital expenditure for the refurbishment and expansion of the separation plant, is estimated to be $10 million. Although the operating cost of the paste tailings operation is expected to be greater than it would be for a tailings pond, which is the method prior owners used at the Mountain Pass facility, we expect that the increased water recycling and reduced environmental risks associated with the paste tailings facility will ultimately mitigate that additional cost.

In addition, we intend to produce hydrochloric acid and sodium hydroxide at our own chlor-alkali plant at the Mountain Pass facility, thereby reducing our reliance on external sources of reagents. While the production of our own hydrochloric acid and sodium hydroxide will utilize proven technologies, these technologies have not yet been implemented in the rare earth industry. Not only would the chlor-alkali plant reduce our need for external sources of reagents, but it would also reduce our production of waste salt water. Previous owners of the Mountain Pass facility disposed of waste salt water in evaporation ponds on the Ivanpah dry lake bed by using a pipeline. When we acquired the Mountain Pass facility from Chevron Mining Inc. in 2008, we did not acquire the ponds or the wastewater pipeline that ran from the Mountain Pass facility to the Ivanpah lake bed. Because of this decision, and Chevron Mining Inc.’s ongoing removal of the wastewater pipeline, use of these ponds is no longer an available option for the Mountain Pass facility. Accordingly, wastewater must be dealt with in a different manner. We intend to utilize our chlor-alkali plant to convert waste salt water to hydrochloric acid and sodium hydroxide, which will be recycled into the process. Through this process, approximately 913 million pounds of water and 101 million pounds of salt would be recycled back to the chlor-alkali plant per year. This process would avoid the need for disposal of waste salt water in evaporation ponds. Additionally, because the water is internally recycled, the need for fresh water from our two water supply well fields to run the Mountain Pass processing facilities would be dramatically reduced.

Following the completion of our modernization and expansion efforts, we expect to have the ability to mine, crush, mill and separate 2,000 tons of rare earth ore per day to produce individual REOs that meet or exceed industry standards for purity. However, we will only need to process 1,100 to 1,500 tons of rare earth ore per day to meet our production goals. In addition, as part of our “mine-to-magnets” strategy, we have entered into a non-binding letter of intent to acquire a third-party producer of rare earth metals and alloys in the United States, which acquisition would provide us with a license to the technology required to process and manufacture rare earth metals, compositions containing rare earth metals and rare earth alloys, including the rare earth alloys used in NdFeB and samarium cobalt magnet production. We also expect to build a magnet production and finishing facility as part of a joint venture with an existing magnet producer to produce finished NdFeB magnets in the United States and plan to begin producing finished NdFeB magnets by the end of 2012. We are working to identify and develop new downstream opportunities for the REOs and rare earth alloys we produce.

Our facilities currently rely on electricity provided by Southern California Edison. Due to its position on the regional electric grid, the Mountain Pass facility can experience power shortages during peak periods. Instability in electrical supply in past years has caused sporadic outages and brownouts. Such outages and brownouts have had a negative impact on our production. In connection with our modernization and expansion efforts at the Mountain Pass facility, we expect to build a new 22 megawatt co-generation power plant that will use natural gas to provide reliable electricity and steam to our facilities. The completion of the co-generation power plant is dependent on several factors, including obtaining the permits required to build and operate the co-generation power plant. Following the completion of the co-generation power plant, we expect it to provide 100% of our production power requirements and 95% of our overall power requirements.

Numerous other governmental permits and approvals are required in order for us to proceed with our modernization and expansion efforts. These include a conditional use permit and reclamation plan approval, air permits, water usage permits, an agreement and permit to alter the streambeds affected by our new plant site or a natural gas pipeline, various building permits and permits related to the use and storage of radioactive or hazardous materials. See “— Environmental, Health and Safety Matters” for a detailed discussion of certain of the permits, licenses and approvals we will be required to obtain or maintain.

The bastnasite ore body at the Mountain Pass facility has been mined as a principal source of REEs for over 50 years. The Mountain Pass REE deposit is located within an uplifted block of Precambrian metamorphic and igneous rocks that are bounded to the south and east by basin-fill deposits in California’s Ivanpah Valley. The two main groups of rocks in the Mountain Pass area are Early Proterozoic high-grade metamorphic rocks and Middle Proterozoic ultrapotassic rocks and monazitic carbonatites, which carbonatites are associated with higher levels of REEs. The currently defined zone of REE mineralization exhibits a strike length of approximately 2,750 feet in a north-northwest direction and extends for approximately 7,000 feet down dip from surface. The true thickness of the greater than 3.0% REO zone ranges from 15 feet to 250 feet. The percentage of each rare earth material contained in the Mountain Pass facility bastnasite ore is estimated to be as follows:

Estimated
Percentage of
Element	Bastnasite Ore

Cerium	48.8%
Lanthanum	34.0%
Neodymium	11.7%
Praseodymium	4.2%
Samarium	0.79%
Gadolinium	0.21%
Europium	0.13%
Dysprosium	0.05%
Other REE (including Terbium)	0.12%

Rare Earth Reserves and Non-Reserve Deposits

As of February 6, 2010, SRK Consulting, an independent consulting firm that we have retained to assess our reserves, estimates total proven reserves of 88.0 million pounds of REO contained in 0.480 million tons of ore, with an average ore grade of 9.38%, and probable reserves based on historic and estimated recoveries of 2.12 billion pounds of REO contained in 13.108 million tons or ore, with an average ore grade of 8.20%, in each case using a cut-off grade of 5.0% REO.

SEC Guidelines

The SEC has established guidelines contained in Industry Guide No. 7 to assist registered companies as they estimate ore reserves. These guidelines set forth technical, legal and economic criteria for determining whether our ore reserves can be classified as proven and probable.

“Reserves” are defined by the SEC Industry Guide 7 as that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. SEC Industry Guide 7 divides reserves between “proven reserves” and “probable reserves,” which are defined as follows:

•	“Proven reserves” are reserves for which:

•	quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and

•	the sites for inspection sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

•	“Probable reserves” are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Methodology

We have recently expanded our on-site exploratory drilling program to confirm the existence and extent of bastnasite, monazite and other rare earth phosphate mineral occurrences in unexplored areas of the Mountain Pass facility. When estimating proven and probable reserves, however, we currently rely on the interpretations made during prior mining campaigns at our Mountain Pass facility, the U.S. Geological Survey and various consulting companies, including SRK Consulting, to identify the regional and mine area geology and hydrogeology, regional and local structure, deposit geology, current pit slope stability conditions and REE recoveries.

Proven Reserves.  SRK Consulting compiled a drillhole database from prior drilling at the Mountain Pass site that includes a total of 137 drillholes with a cumulative length of 79,453.3 feet. Individual drillholes range in length from 56 feet to 2,012 feet, and averaged 580 feet. The majority of core samples in the deposit area analyzed by SRK Consulting range from 50 feet to 250 feet along strike of the ore body and 150 feet to 350 feet down dip. The sample data for proven ore reserves consists of survey data, lithologic data and assay results.

Based on the review of historic sample preparation and analytical procedures, SRK Consulting initiated a sample check assay program of 1% of the assay database. The material remaining from previous drilling programs consisted of split core stored at the Mountain Pass facility. SRK Consulting examined the existing split core using third-party preparation and analytical laboratories. SRK Consulting determined that the overall results of the sample check assay program indicated that our historic data was acceptable for use in preparing their report. While we believe that a cut-off grade below 5.0% is economically viable, SRK Consulting decided to base the mining cut-off calculation on a grade of 5.0% REO given historical performance at the Mountain Pass mine.

Probable Reserves.  Probable ore reserves are based on longer projections and the maximum distance between drill holes is 200 feet. Statistical modeling and the established continuity of the bastnasite ore body as determined from results of over 50 years of mining activity to date support our technical confidence in estimates of tonnage and grade over this projection distance. Where appropriate, projections for the probable ore reserve determination are constrained by any known or anticipated restrictive geologic features. SRK Consulting generated a resource estimate based on composites derived from drillhole sample assay results. Grade interpolation was based on the geology, drillhole spacing and geo-statistical analysis of the data. The resources were classified by their proximity to the sample locations and number of drillholes. SRK Consulting considers the resource model and resource classification to be consistent with Canadian Institute of Mining and Metallurgy guidelines.

The proven and probable ore reserves are then modeled as a long-term mine plan and additional factors including recoveries, metal prices, mine operating costs and capital estimates are applied to determine the overall economics of the ore reserves.

Results

Proven and probable reserves at the Mountain Pass facility as of February 6, 2010 are estimated to be approximately 88.0 million pounds of REO contained in 0.480 million tons of ore, with an average ore grade of 9.38%, and 2.12 billion pounds of REO contained in 13.108 million tons of ore, with an average ore grade of 8.20%, respectively, in each case, using a cut-off grade of 5.0%. We base our REO reserve estimates and non-reserve REO deposit information on engineering, economic and geological data assembled and analyzed by SRK Consulting, which includes various engineers and geologists. The Mountain Pass facility has been subject to extensive drilling since the beginning of mining operations in 1952, including drilling data for 152 holes totaling 83,216 feet. We also maintain detailed geologic logs, on-site assay records and databases and geologic cross-sections. Our estimates of REO reserves and non-reserve REO deposits as to both quantity and quality will be regularly updated to reflect new drilling or other data received.

The following table provides information as of February 6, 2010 on the amount of our proven and probable REO reserves.

	Average Ore	Ore	Contained REO
Category of Reserves	Grade (%)	(Millions of Tons)	(Millions of Pounds)

Proven	9.38%	0.480	88
Probable	8.20%	13.108	2,122

In making the estimate above, SRK Consulting:

•	assumed we have a 100% working interest in the Mountain Pass facility;

•	assumed full mining recovery;

•	assumed that mine reserves are fully diluted;

•	assumed a historic cut-off grade of 5.0% REO within the pit design;

•	assumed a metallurgical recovery factor of 65%;

•	used the 1997 surface topography for volume control of reserves;

•	used the historic three-year average commodity prices set forth in table below; and

•	rounded values to the nearest significant number.

Pricing values shown in the following table were used by SRK Consulting in the estimate of our reserves. The prices reflect a combination of three-year averages for REOs and metals based on information from (i) Metal Pages, (ii) IMCOA and Roskill market studies from 2009 and (iii) alloy pricing formulas.

Price
Rare Earth Products	(US$/kg)

Non-Metal Products
Lanthanum oxide	$6.60
Cerium oxide for glass applications	4.09
Cerium oxide for water filters	13.20
XSORBX®	9.90
Europium oxide	473.00
Metal Products
Lanthanum	13.20
Praseodymium	37.99
Neodymium	37.99
Metal Alloys
NdFeB	35.20
Samarium cobalt	50.60

Although SRK Consulting assumed pricing levels consistent with those estimated by Roskill, a 38% decrease in average REE prices from such levels, holding all other variables constant, would not materially reduce reserve estimates.

There are numerous uncertainties inherent in estimating quantities and qualities of REO reserves and non-reserve REO deposits and costs to mine recoverable reserves, including many factors beyond our control. We will regularly evaluate our REO reserve and non-reserve REO estimates. This will typically be done in conjunction with expanded, phased drilling programs. Cores are analyzed by geologists to determine mineral types and to identify geological anomalies. Samples along the length of the core are logged and analyzed for total rare earth content, rare earth distribution and mineralogy. This data is entered into a master database and statistically analyzed. The resulting information is used to enhance the mine plan. We also gain information from blast hole cuttings. The estimates of REO reserves and non-reserve REO deposits as to both quantity and quality will also be updated to reflect new drilling or other data received. Estimates of economically recoverable REO reserves, however, necessarily depend upon a number of variable factors and assumptions, all of which may vary considerably from actual results, such as:

•	geological and mining conditions and/or effects from prior mining that may not be fully identified by available data or that may differ from experience;

•	assumptions concerning future prices of rare earth products, operating costs, mining technology improvements, development costs and reclamation costs; and

•	assumptions concerning future effects of regulation, including the issuance of required permits and taxes by governmental agencies.

Actual REO tonnage recovered from identified REO reserve and non-reserve REO deposit areas and revenues and expenditures with respect to the same may vary materially from estimates. These estimates may not accurately reflect our actual REO reserves or non-reserve REO deposits. Any inaccuracy in our estimates related to our REO reserves and non-reserve REO deposits could result in lower than expected revenues and higher than expected costs.

Additionally, we have recently expanded our on-site exploratory drilling program to confirm the existence and extent of bastnasite, monazite and other rare earth phosphate mineral occurrences in unexplored areas of the Mountain Pass facility. This program will also help to establish that our measured, indicated and inferred resources can become proven or probable reserves.

Engineering Study

SRK Consulting prepared an engineering study to determine, among other things, the size of the underlying ore body and a mine plan for the restart of the Mountain Pass mine and the refurbishment of the processing facilities. As originally envisioned, the restart plan includes integrated off-site facilities for production of metals and rare earth magnet alloys. Below is a summary of some of the information from the engineering study. SRK Consulting designed the mine plan and all associated facilities and infrastructure to ensure an annual production rate of 19,050 mt of REO. The assumptions regarding efficiencies and recoveries are reflected in the table below.

Key project data

Mine type	Open pit
Process description	Crushing, milling, flotation, leaching, extraction, separation
Open pit mine life	30 years
Mill throughput	1,300 average tons per day
Initial capital costs(1)	$511 million
Sustaining capital costs	$138 million

	Average Ore	Ore	Contained REO
	Grade (%)	(Millions of Tons)	(Millions of Pounds)

Contained minerals
Proven	9.38%	0.480	88
Probable	8.20%	13.108	2,122

(1)	SRK Consulting assumes capital expenditures of $550 million, which includes extra stripping costs for 2013 and 2014.

	Years	Years	Years
	1-5	6-10	11-30	Life-of-Mine

Average annual payable minerals
Ore milled (kilotons)	427	368	424	13,692
Average ore grade, as a percentage of REO	7.9%	9.3%	8.2%	8.2%
Mill REO recovery percentage	65%	65%	65%	65%

Total recovered REO (in thousands of pounds)	43,775	44,404	44,776	1,464,272
Chemical plant recovery percentage	90%	95%	94%	94%

Total REO production (in thousands of pounds)	39,532	42,044	42,044	1,372,650
Average operating cost per pound of REO
Mining	$0.10	$0.06	$0.12	$0.11
Oxides	1.16	1.13	1.14	1.14
Oxides-to-metals	0.80	0.80	0.80	0.80
Metals-to-alloys	3.71	3.75	3.75	3.76

Total REO	$5.78	$5.74	$5.81	$5.80
Price assumptions (Weighted average pricing of different products)
Oxides				$4.55
Metals				$7.64
Alloys				$16.59

Total REO				$11.97
After tax project internal rate of return	34%
After tax net present value 8% discount (dollars in millions)(1)	$1,460

(1)	As of June 15, 2010, prices for certain rare earth products had increased from those used by SRK Consulting in its engineering study. According to SRK Consulting, using the June 15, 2010 prices instead of those used in SRK Consulting’s original model would increase after tax net present value (8% discount) to $2.02 billion.

The engineering study, as prepared by SRK Consulting, includes all mine-level capital and operational costs, but does not include corporate, selling, general and administrative expenses which we estimate to be an additional $5 million to $10 million per year.

Customers

We are working to establish stable revenue streams for the rare earth minerals and products we produce at the Mountain Pass facility. Upon reaching full planned production rates for REOs and other planned downstream products at the Mountain Pass facility, we expect to produce 19,050 mt of REO per year. As of June 1, 2010, we had 19 non-binding letters of intent to sell our rare earth products, representing approximately 138% of our anticipated production for 2013, and our non-binding letter of intent with Neo Material also contemplates the sale of certain rare earth products. Over the next two years, we intend to enter into short- and long-term sales contracts with existing and new customers. The letter of intent with Neo Material also contemplates the possibility of Neo Material acting as our non-exclusive sales agent and providing sales, marketing, warehousing and distribution services for some of our products. For certain REEs where the market demand is high, such as europium, we do not expect to enter into letters of intent or contracts, given that these REEs can be easily sold. None of our existing customer relationships are from contracts we assumed from Chevron Mining Inc.

There is a limited market for our lanthanum and our two largest customers, Albemarle Corporation and W.R. Grace & Co.-Conn. Davison Direct Materials, comprised 82% (55% of the total corresponds to Albemarle Corporation and 27% of the total corresponds to W.R. Grace & Co.-Conn. Davison Direct Materials) and 72% (57% of the total corresponds to Albemarle Corporation and 15% of the total corresponds to W.R. Grace & Co.-Conn. Davison Direct Materials) of our total product revenue for the year ended December 31, 2009 and the period ended December 31, 2008, respectively.

Additionally, we have developed XSORBX®, a patented, proprietary product, and process, primarily consisting of cerium, to remove arsenic and other heavy metals from industrial processing streams that will allow our customers to more safely sequester arsenic and increase their production of metal products. We are in discussions with multiple large, globally diversified mining companies for the sale of XSORBX®.

We anticipate that the location of the Mountain Pass facility, just off the Interstate 15 and along the train route leading to the Los Angeles port, will be an advantage in the transportation and delivery of our rare earth products to our customers as compared to other rare earth mining and development projects.

Suppliers

We use significant amounts of hydrochloric acid and sodium hydroxide as reagents to process REOs. We ultimately intend to produce and recycle our own hydrochloric acid and sodium hydroxide at the Mountain Pass facility, however, the technology we are developing to internally produce these reagents to significantly reduce our dependence on external supplies has not yet been implemented. Accordingly, we currently purchase hydrochloric acid and sodium hydroxide in the open market through multiple suppliers and, as a result, could be subject to significant volatility in the cost or availability of these reagents, although they are currently in ample supply. We may not be able to pass increased prices for these reagents through to our customers in the form of price increases. A significant increase in the price of these reagents, or limited availability of such materials, could materially increase our operating costs and adversely affect our profit margins from quarter to quarter.

Patents, Trademarks and Licenses

We rely on a combination of trade secret protection, nondisclosure and licensing agreements, patents and trademarks to establish and protect our proprietary intellectual property rights. We utilize trade secret protection and nondisclosure agreements to protect our proprietary rare earth technology. We also have a proven technology and product development group and as of June 1, 2010, held 18 issued and pending U.S. patents and patent applications, and 146 issued and pending foreign patents and patent applications. We intend to rely on patented products, such as XSORBX®, and related licensing agreements to establish proprietary markets for low demand REEs. These intellectual property rights may be challenged or infringed upon by third parties or we may be unable to maintain, renew or enter into new license agreements with third-party owners of intellectual property on reasonable terms. In addition, our intellectual property will be subject to infringement or other unauthorized use outside of the United States. In such case, our ability to protect our intellectual property rights by legal recourse or otherwise may be limited, particularly in countries where laws or enforcement practices are undeveloped or do not recognize or protect intellectual property rights to the same extent as the United States. Unauthorized use of our intellectual property rights or inability to preserve existing intellectual property rights could adversely impact our competitive position and results of operations.

Competition

According to Roskill, global production of rare earth products was approximately 119,220 mt of REO in 2008. China accounted for approximately 96% of this total. The majority of the remaining production in 2008 was from Mountain Pass and Russia. Although exploration programs for REEs exist outside of China, Russia, Mountain Pass and Australia, none of the deposits that are the subject of these programs is currently in production. In addition, the April 2010 U.S. GAO briefing stated that, for a typical exploration-stage mine, once a company has secured the necessary capital to start a mine, government and industry officials said it can take from seven to 15 years to bring a property fully online, largely due to the time it takes to comply with multiple state and federal regulations.

Once we reach full planned production rates for REOs and other planned downstream products, the increased competition may lead our competitors to engage in predatory pricing behavior. Any increase in the amount of rare earth products exported from other nations, and increased competition, whether legal or illegal, may result in price reductions, reduced margins and loss of potential market share, any of which could materially adversely affect our profitability. As a result of these factors, we may not be able to compete effectively against current and future competitors.

Research and Development

We have invested significant resources to improve the efficiency of our REO processing operations and the development of new applications for individual REEs. As of March 31, 2010, our product development group consisted of 17 scientists and engineers. In addition, we spent $0.3 million for the three months ended March 31, 2010, $1.5 million for the year ended December 31, 2009 and $0.4 million for the period ended December 31, 2008 on research and development.

Environmental, Health and Safety Matters

We are subject to numerous and detailed, federal, state and local laws, regulations and permits affecting the mining and mineral processing industry, including those pertaining to employee health and safety, environmental permitting and licensing, air quality standards, GHG emissions, water pollution, waste management, plant and wildlife protection, handling and disposal of radioactive substances, remediation of soil and groundwater contamination, land use, reclamation and restoration of properties, the discharge of materials into the environment and groundwater quality and availability. These laws, regulations and permits have had, and will continue to have, a significant effect on our results of operations and competitive position and have tended to become increasingly stringent over time. Future laws, regulations or permits, as well as the interpretation or enforcement of existing requirements, may require substantial increases in capital or operating costs or otherwise delay, limit or prohibit our current or future operations. Our management team and employees have a significant amount of experience working with various federal, state and local authorities to address compliance with such laws, regulations and permits. However, we cannot assure you that we have been or will be at all times in compliance with such requirements.

We expect to incur approximately $3 million per year in 2010 and 2011 for ongoing operating environmental expenditures, including salaries, monitoring, compliance, reporting and permits. In addition, we plan to invest significant capital in certain infrastructure, including iron and lead removal equipment in our processing facilities, a chlor-alkali plant, a co-generation power plant and a paste tailings plant and related storage facility. Our planned chlor-alkali plant is expected to reduce the amount of waste salt water that otherwise would be produced by our processing facilities and eliminate the need for evaporation ponds to dispose of this waste water. Our planned co-generation power plant is expected to increase the energy efficiency of our Mountain Pass facility by generating steam with waste heat from the power generation process. Our planned paste tailings plant and related storage facility are expected to increase the extent of our water recycling and present lower environmental risks than storing tailings in ponds. We expect to invest approximately $187 million in these capital projects from 2010 to 2012, in addition to the costs of air emissions offset credits, which may become necessary.

Permits and Approvals

Numerous governmental permits and approvals are required for our current and future operations. We hold a 30 year mine plan permit and an associated environmental impact report, both of which were issued in 2004 in connection with our conditional use permit from San Bernardino County. We hold numerous other permits and approvals, including permits to operate from the Lahontan Regional Water Quality Control Board and orders for wastewater treatment and other facilities. Our ability to build state-of-the-art processing facilities at Mountain Pass depends upon obtaining the necessary installation and operation permits from a variety of governmental entities. In connection with our planned expansion, we will be required to obtain permit modifications and additional permits for new and replacement processing facilities and utilities, including a chlor-alkali plant and co-generation power plant, and also may be required to prepare a risk management plan in connection with the storage of ammonia for use at the planned co-generation power plant. To obtain, maintain and renew these and other environmental permits, we may be required to conduct environmental studies and collect and present to governmental authorities data pertaining to the potential impact that our current or future operations may have upon the environment.

We may be unable to obtain permits unless we are able to avoid or mitigate those impacts, particularly impacts to desert flora and fauna. The permitting processes and development of supporting materials, including any environmental impact statements, may be costly and time consuming. Any failure to obtain, maintain or renew required permits, or other permitting delays or conditions, may delay, limit or prohibit current or future operations. Consequently, the expansion and modernization of the Mountain Pass facility may be delayed, curtailed or prevented, particularly in the event any environmental impact statement is required in connection therewith. These permit processes and requirements, and the interpretation and enforcement thereof, change frequently, and any such future changes could materially adversely affect our mining operations and results of operations.

The following table presents the material permits that we have already obtained, as well as those we have yet to obtain and our proposed filing date for such permits. Other permits are also required. We cannot predict with certainty the grant date for any permit or if we will obtain such permit.

Material Permits — Not Yet Obtained

Permit	Agency	Proposed Filing Date

Land Use Approval
(Reclamation Plan Approval)	San Bernardino County, California	Third quarter of 2010
Air Quality Permit	Mojave Desert California AQMD	Third quarter of 2010
Wastewater Discharge Permits	Lahontan Regional Water Quality Control Board	Submitted March 2, 2010, pending approval
Streambed Alteration Agreement	California Department of Fish and Game	Submitted June 30, 2010, pending approval
Building, Electrical and Plumbing Permits	San Bernardino County, California	Fourth quarter of 2010
Hazardous Materials Business Plan	San Bernardino County, California	Fourth quarter of 2010

Material Permits — Already Obtained

Permit	Agency	Approval Date

Right of Way for the Shadow Valley Fresh Water Pipeline	Bureau of Land Management	August 23, 1982
San Bernardino County Domestic Water Supply Permit #36000172	San Bernardino County, California Department of Public Health	December 8, 2004
EPA Identification Number CAD009539321	United States Environmental Protection Agency	October 30, 2008
Hazardous Materials Certificate of Registration	United States Department of Transportation	June 23, 2010
NRC Export Licenses	United States Nuclear Regulatory Commission	November 10, 2008
Conditional Use Permit 07533SM2/DN953-681N	San Bernardino County, California Land Use Services Department	July 20, 2004
Annual Building, Electrical and Plumbing Permit	San Bernardino County, California	July 23, 2009
CUPA Annual Permit FA0004811	San Bernardino County, California Fire Protection District	August 1, 2009
LRWQCB Order 6-01-18 — Domestic Wastewater System	Lahontan Regional Water Quality Control Board	April 11, 2001
LRWQCB Order 6-91-836 — Mine and Mill Site	Lahontan Regional Water Quality Control Board	June 13, 1991
LRWQCB Order R6V-2005-0011 — On Site Evaporation Ponds	Lahontan Regional Water Quality Control Board	April 14, 2005
Mojave Desert Air Quality Management District – Permits to Operate	Mojave Desert AQMD	March 9, 2010
Industrial Stormwater Pollution Prevention Plan	California State Water Resources Control Board	February 28, 2006
Right-Of-Way Lease 6375.2	California State Lands Commission	January 20, 1983
Radioactive Materials License #3229-36	California Department of Public Health – Radiologic Health Branch	June 17, 2010
Streambed Alteration Agreement R6-N-011-2000	California Department of Fish and Game	August 25, 2000

Mine Health and Safety Laws

The Federal Mine Safety and Health Act of 1977, as amended by the Mine Improvement and New Emergency Response Act of 2006, and the regulations adopted by the California Occupational Safety and Health Administration, impose stringent health and safety standards on numerous aspects of mining operations, including training of mine personnel, mining procedures, blasting, the equipment used in mining operations and other matters. As a result of increasing scrutiny surrounding mine safety, federal and state legislatures and other regulatory authorities have imposed more stringent regulatory requirements on mining operations. In 2006, the MSHA promulgated new emergency rules on mine safety that address mine safety equipment, training and emergency reporting requirements. The U.S. Congress enacted the Mine Improvement and New Emergency Response Act of 2006, which significantly amended the Federal Mine Safety and Health Act of 1977, requiring improvements in mine safety practices, increasing criminal penalties and establishing a maximum civil penalty for non-compliance, and expanding the scope of federal oversight, inspection and enforcement activities. The MSHA published final rules implementing the Mine Improvement and New Emergency Response Act to revise both the emergency rules and the MSHA’s existing civil penalty assessment regulations, which resulted in an across-the-board increase in penalties from the existing regulations.

The Mountain Pass facility maintains a rigorous safety program. Our employees and contractors are required to complete 24 hours of initial training sessions, as well as annual refresher sessions, which cover all of the potential hazards that may be present at the facility. During the training, our commitment to a safe work environment is reinforced through our Stop Work Authority program, which allows any employee or contractor at the facility to stop work that they deem to be unsafe. As a direct result of this commitment to safety, the Mountain Pass facility has an exceptional safety record, which as of July 6, 2010, stood at 1,820 days worked without a lost-time or restricted work accident. Lost-time incidence rate is an industry standard used to describe occupational injuries that result in loss of one or more days from an employee’s scheduled work. Our lost-time incidence rate for all operations for each of the year ended December 31, 2009 and the three months ended March 31, 2010 was zero as compared to the national average of 1.78 and 1.88 as reported by the MSHA for the respective periods.

The exceptional safety performance record of the Mountain Pass facility is further reflected in the following table, which compares rates for all lost time, restricted work and medical treatment incidents per 200,000 hours worked with average rates for mining operations, as determined by MSHA:

					Three
	Year Ended				Months Ended
	December 31,				March 31,
	2006	2007	2008	2009	2010

Molycorp Operations	0	0	1.01	0.86	0.86
MSHA Rates for Operators	2.79	2.83	2.83	2.30	1.88

Within the last six years, the Mountain Pass facility has received numerous awards for safety, including: the MSHA Sentinels of Safety Award (2008, 2006 and 2004); the National Safety Council Awards — Perfect Record (2008, 2007, 2006, 2004); and the National Safety Council Awards - Occupational Excellence achievement award (2009, 2007 and 2004). We believe that our commitment to a safe working environment at the Mountain Pass facility provides us with a competitive advantage in attracting and retaining employees.

Workers’ Compensation

Although, as of April 1, 2010, the Mountain Pass Facility has not experienced a lost-time workplace injury since July 11, 2005, we are required to compensate employees for work-related injuries. The states in which we operate consider changes in workers’ compensation laws from time to time. We are insured under various state workers’ compensation programs for our operations at the Mountain Pass facility, our offices in Greenwood Village, Colorado and the State of Washington.

Surface Mining Control and Reclamation

Our San Bernardino County conditional use permit, approved mining plan and state laws and regulations establish operational, reclamation and closure standards for all aspects of our surface mining operations. Comprehensive environmental protection and reclamation standards must be met during the course of and upon completion of mining activities, and our failure to meet such standards may subject us to fines, penalties or other sanctions.

Although we expect the Mountain Pass facility to remain open for significantly longer than 30 years, our 30-year mine plan requires that we restore the surface area upon completion of mining. Financial assurances are generally required to secure the performance of these reclamation obligations. To satisfy these financial assurance requirements, we typically obtain surety bonds, which are renewable on a yearly basis. Although we expect to continue to obtain and renew such bonds, it has become increasingly difficult for mining companies to secure new or renew existing surety bonds without the posting of partial or full collateral. In addition, surety bond costs have increased while the market terms of surety bonds have generally become less favorable. It is possible that surety bond issuers may refuse to provide or renew bonds or may demand additional collateral upon those issuances or renewals. Our inability to obtain or failure to maintain or renew these bonds could have a material adverse effect on our business and results of operations.

As of March 31, 2010, there was approximately $27.4 million in surety bonds to secure the performance of our reclamation obligations.

Water Usage and Pollution Control

The federal Clean Water Act and similar state and local laws and regulations affect surface mining and processing operations by imposing restrictions on the discharge of pollutants, including tailings and other material, into waters of the United States. These requirements are complex and subject to amendments, legal challenges and changes in implementation. Recent court decisions, regulatory actions and proposed legislation have created uncertainty over the jurisdiction and permitting requirements of the federal Clean Water Act. Individual or general permits under Section 404 of the Clean Water Act are required if we discharge dredged or fill materials into jurisdictional waters of the United States. In addition, our Lahontan Regional Water Quality Control Board permit establishes treatment standards for wastewater discharges to evaporation ponds. Regular monitoring by the Lahontan Regional Water Quality Control Board, as well as compliance with reporting requirements and performance standards, are preconditions for the issuance and renewal of our permits.

Our operations require significant quantities of water to process REOs. As part of the modernization and expansion of the Mountain Pass facility, we expect to significantly reduce our need for fresh water by recycling available water resources. Current design specifications for our modernization project indicate an approximately 90% reduction of fresh water consumption as compared to water consumption in the mid-1990’s, when the mine was producing 20,000 mt of REO per year.

Air Pollution Control

The federal Clean Air Act and similar state and local laws and regulations affect our surface mining and processing operations both directly and indirectly. We currently operate and maintain numerous air pollution control devices under permits from the California Mojave Desert Air Quality Management District. We generally must obtain permits before we install new sources of air pollution, which may require us to do air quality studies and obtain emission offset credits, which can be costly and time consuming to procure. We expect that our new and expanded facilities will require us to obtain emission credits or offsets for nitrogen oxides, particulate matter (10 microns), sulfur oxide and volatile organic compounds. The increased emissions from these facilities may trigger permitting under Title V of the Clean Air Act. In addition, the regulations of the California Air Resources Board will require us to retrofit or replace off-road, on-road and forklift vehicles to achieve emission standards for nitrogen oxides and particulate matter (10 microns).

Our operations also emit GHGs. Pursuant to existing GHG requirements, we expect that following the expansion of the Mountain Pass facility we will be required to report annual GHG emissions from our operations. Additional GHG emission related requirements are in various stages of development. For example, the U.S. Congress is considering various legislative proposals to address climate change, including a nationwide limit on GHGs. In addition, the EPA has issued vehicle emissions regulations that would subject GHG emissions from stationary sources to the Prevention of Significant Deterioration and Title V provisions of the federal Clean Air Act. California also may establish GHG emission regulations pursuant to its Global Warming Solutions Act. If made effective, any such regulations could require us to modify existing permits or obtain new permits, implement additional pollution control technology, curtail operations or increase significantly our operating costs. Any regulation of GHG emissions, including through a cap-and-trade system, technology mandate, emissions tax, reporting requirement or other program, could adversely affect our business, financial condition, reputation, operating performance and product demand. However, such regulations might also present opportunities for our industry to the extent they increase the demand for rare earth products used in clean-technology applications, such as hybrid and electric vehicles and wind power turbines.

The Mountain Pass facility consumes significant amounts of energy and, accordingly, is subject to fluctuations in energy costs. These costs may increase significantly in part as an indirect result of GHG and other air emission regulations applicable to third-party power suppliers.

Hazardous and Radioactive Substances and Wastes

CERCLA and analogous state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the actual or threatened release of a “hazardous substance” into the environment. Persons who are or were responsible for such releases of hazardous substances under CERCLA, which can include waste generators, site owners, lessees and others, may be subject to joint and several liability for the costs of remediating such hazardous substances and for damages to natural resources. Accordingly, we may be subject to liability under CERCLA and similar state laws for properties that we currently own, lease or operate or that we or our predecessors have previously owned, leased or operated, and sites to which we or our predecessors sent waste materials. Pursuant to a 1998 clean up and abatement order issued by the Lahontan Regional Water Quality Control Board, we have conducted and are continuing to conduct various investigatory, monitoring and remedial activities related to contamination at and around the Mountain Pass facility. These activities include the operation of groundwater monitoring and recovery wells, water treatment systems and evaporation ponds. Also, prior to our acquisition of the Mountain Pass facility, leaks in a wastewater pipeline from the Mountain Pass facility to offsite evaporation ponds on the Ivanpah dry lake bed caused contamination. However, that contamination is being remediated by Chevron Mining Inc., who retained ownership of the ponds and the pipeline. A small portion of the pipeline extends onto the Mountain Pass facility but is part of the pipeline removal and remediation being conducted by Chevron Mining Inc. at its expense. Although Chevron Mining Inc. is obligated to indemnify us for certain potential environmental losses associated with activities that occurred prior to our purchase of the Mountain Pass facility, the amount of such indemnity is limited and may not be sufficient to cover such losses. See “Business — The Mountain Pass Facility.”

In 2009, the EPA announced that it is developing financial responsibility requirements under CERCLA for certain facilities within the hardrock mining industry. If applicable to our current or future operations, these requirements could impose on us significant additional costs or obligations.

REOs contain naturally occurring radioactive substances, such as thorium and uranium. The mining and processing of REOs involves the handling and disposal of such substances, and accordingly we are subject to extensive safety, health and environmental laws, regulations and permits regarding radioactive substances. Significant costs, obligations or liabilities may be incurred with respect to such requirements, and any future changes in such requirements (or the interpretation or enforcement thereof) may have a material adverse effect on our business or results of operations. One such permit pursuant to which we currently operate is a Radioactive Materials License issued and administered by the California Department of Health Services Radiologic Health Branch. The license applies to the use of sealed radioactive sources used for gauging volumes of materials, as well as certain other activities. A failure to maintain or renew this license could materially adversely affect our business or results of operations.

We generate, manage and dispose of solid and hazardous waste. Demolition of structures in connection with facility expansion and modernization generates waste in addition to that associated with processing and remediation activities. In connection with our modernization and expansion effort at the Mountain Pass facility, we will incur additional costs to handle, store and dispose of such wastes.

Endangered Species Act

The federal Endangered Species Act and counterpart state legislation protect species threatened with possible extinction. Such laws and related regulations may have the effect of prohibiting or delaying us from obtaining mining permits and may impose restrictions on pipeline or road building and other mining or construction activities in areas containing the affected species or their habitats. Several species indigenous to Mountain Pass, California, including the desert tortoise, are protected under the Endangered Species Act and California Endangered Species Act.

Use of Explosives

In connection with our surface mining activities, we use explosives, which are subject to regulation, including under the federal Safe Explosives Act. Violation of these regulatory requirements may result in fines, imprisonment, revocation of permits and/or seizure or forfeiture of explosive materials.

Other Environmental Laws

We are required to comply with numerous other federal, state and local environmental laws and regulations in addition to those previously discussed. These additional laws include, for example, the California Environmental Quality Act, the National Environmental Policy Act, the Emergency Planning and Community Right-to-Know Act and the California Accidental Release Prevention Program.

Facilities and Employees

We own the Mountain Pass facility. We also lease our executive office space at 5619 Denver Tech Center Parkway, Suite 1000, Greenwood Village, Colorado, which lease expires November 2011, subject to a renewal option.

As of June 1, 2010, we had 130 employees. In connection with our ongoing modernization and expansion efforts at the Mountain Pass facility, we expect to hire additional employees by the end of 2012. As of June 1, 2010, 73 of our employees were represented by the United Steelworkers of America. Our contract with the United Steelworkers of America expires in 2012. We have not experienced any work stoppages and consider our employee relations to be good.

Legal Proceedings

From time to time, we may become subject to various legal proceedings that are incidental to the ordinary conduct of our business. We are not currently party to any legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our executive officers and directors as of July 1, 2010.

Name	Age	Position

Mark A. Smith	51	President, Chief Executive Officer and Director
James S. Allen	43	Chief Financial Officer and Treasurer
John L. Burba, PhD	58	Executive Vice President and Chief Technology Officer
John F. Ashburn, Jr.	55	Executive Vice President and General Counsel
Ksenia A. Adams	29	Corporate Controller
Russell D. Ball	42	Director
Ross R. Bhappu	50	Chairman of the Board
Brian T. Dolan	69	Director
Charles R. Henry	72	Director
Mark S. Kristoff	49	Director
Alec Machiels	37	Director
Jack E. Thompson	60	Director

Executive Officers

Mark A. Smith has been our Chief Executive Officer and has served as a director since October 2008 and our President since March 2010. From April 2006 until October 2008, Mr. Smith was president and chief executive officer of Chevron Mining Inc., a wholly-owned subsidiary of Chevron Corporation, and from August 2005 until April 2006 he was vice president of Chevron Mining Inc. In his positions at Chevron Mining Inc., Mr. Smith was responsible for 1,500 employees, approximately $500 million in revenue, three coal mines, one molybdenum mine and the Mountain Pass rare earth mine. From June 2000 until August 2005, Mr. Smith was a vice president for Unocal Corporation, an oil and gas exploration and production company, that previously owned the Mountain Pass facility, where he was responsible for managing all real estate, remediation, mining and carbon groups. Mr. Smith has served on the board of directors of Avanti Mining Inc., a molybdenum mining company, since November 2009. Mr. Smith received his B.S. degree in agricultural engineering from Colorado State University in 1981 and his J.D., cum laude, from Western State University College of Law in 1990. Mr. Smith’s broad experience in the rare earths mining industry and deep understanding of the operations at our Mountain Pass facility make him a valuable member of our management and board of directors.

James S. Allen has been our Chief Financial Officer since December 2009 and Treasurer since March 2010. From October 2005 until April 2009, Mr. Allen was an audit partner at KPMG LLP, a public accounting firm, and from June 2002 until September 2005, Mr. Allen was an audit senior manager at KPMG. During his time at KPMG, Mr. Allen was responsible for the professional development of managers and staff, the execution of audit engagements and other projects in accordance with firm and professional standards, as well as various other business development and administrative matters including maintenance of client relationships. A certified public accountant, Mr. Allen received his B.S. degree in business administration — accounting from Colorado State University in 1989.

John L. Burba, PhD has been our Chief Technology Officer since October 2008, and was promoted to the position of Executive Vice President and Chief Technology Officer in September of 2009. From August 2005 until October 2008, Mr. Burba was vice president of technology at Chevron Mining Inc., where he was involved in identifying and developing technologies for Chevron Mining’s businesses, including coal, molybdenum and rare earths. From July 2002 until August 2005, Mr. Burba was vice president of technology at Molycorp Inc., a subsidiary of Unocal Corporation. Mr. Burba received his B.S. degree in chemistry in 1974, his M.S. in physical chemistry in 1976 and his PhD in physical chemistry from Baylor University in 1979.

John F. Ashburn, Jr. has been our General Counsel and Executive Vice President since December 2008, and served as our Secretary from December 2008 until April 2010. From August 2005 until November 2008, Mr. Ashburn was senior counsel of Chevron Mining Inc. From April 1990 until August 2005, Mr. Ashburn was senior counsel of Unocal Corporation, an oil and gas exploration and production company. Mr. Ashburn received his B.S. degree in psychology from Northern Illinois University in 1976 and his J.D. from Northern Illinois University School of Law in 1980.

Ksenia A. Adams has been our Corporate Controller since July 2009. From May 2007 until July 2009, Ms. Adams was an audit manager with KPMG LLP. From October 2002 until May 2007, Ms. Adams was a senior member of the audit staff of KPMG. Ms. Adams is a certified public accountant and received her B.S. degree in accounting from Colorado State University in 2002.

Directors

Russell D. Ball has been a director since March 2010.  Since July 2007, Mr. Ball has been the chief financial officer and since October 2008, he has been the executive vice president of Newmont Mining Corporation, a gold mining and production company. Before becoming chief financial officer, Mr. Ball held a variety of senior positions with the Newmont Mining Corporation, including vice president and controller from 2004 until 2007. Mr. Ball is both a chartered accountant in South Africa and a certified public accountant in the United States. Mr. Ball brings a unique and important understanding of finance and accounting in the international mining industry to our board of directors.

Ross R. Bhappu has been the Chairman of our board of directors since September 2008. Since 2005, Mr. Bhappu has been a partner with Resource Capital Funds, a series of private equity funds investing exclusively in the mining and minerals industry, and from 2001 until 2005 Mr. Bhappu was vice president/principal of Resource Capital Funds. Mr. Bhappu has served on the board directors of EMED Mining Public Ltd., a copper mining company, since October 2008, and he has been a director of Traxys S.A., a metal trading and distribution company, since January 2007. Previously, Mr. Bhappu served on the board of directors of Constellation Copper Corporation, a copper mining company, from July 2002 until November 2007 and Anglo Asian Mining, a gold mining company, from November 2005 until September 2006. Mr. Bhappu has prior experience constructing and operating complex mining and processing operations as well as mining related merger and acquisition activities. He was previously employed by Newmont Mining Corporation, GTN Copper Corporation and Cyprus Minerals Company. With his comprehensive knowledge of the mining industry and his extensive board experience, Mr. Bhappu is a key member of our board of directors.

Brian T. Dolan has been a director since September 2008. Mr. Dolan has been a partner of Resource Capital Funds and RCF Management, L.L.C., a company that provides management services to the several Resource Capital Funds, since January 2002. Mr. Dolan is currently serving as a member of the board of directors of the following companies: Connors Drilling LLC; Dampier International; Dampier Master Fund; RCF IV Speedwagon Inc.; and Rolling Rock Minerals, Inc. Mr. Dolan is also currently serving in the following executive officer positions: vice president and assistant secretary of NYCO Minerals LLC; vice president and secretary of RCF IV Speedwagon, Inc.; and vice president and secretary of Rolling Rock Minerals, Inc. From 1970 to 2001, Mr. Dolan practiced law with Davis Graham & Stubbs LLP of Denver, Colorado, specializing in natural resources law. Mr. Dolan’s extensive and ongoing experience as director of a wide spectrum of companies makes him a vital part of our board of directors.

Charles R. Henry has been a director since August 2009. Mr. Henry is currently the president of CRH, Inc., a consulting firm specializing in defense acquisition issues, and has been associated with CRH since its formation in 1993. From 2005 to 2007, Mr. Henry was the chief operating officer of CEG Company, a leading producer of wiring harnesses for military vehicles. He has served on the board of directors of Gaming Partners International, a gaming products company, since June 2006. Mr. Henry is a retired two-star general who served 32 years in the U.S. Army. With his strong background in management, Mr. Henry brings significant organizational acumen to our board of directors.

Mark S. Kristoff has been a Director since September 2008. Since April 2005, Mr. Kristoff has been the chief executive officer of the Traxys Group, a global metal trading, marketing and distribution company with annual revenues of approximately $4 billion. Before becoming chief executive officer, Mr. Kristoff was the chief operating officer of the Traxys Group from its founding in January 2003 until April 2005. Prior to the formation of the Traxys Group, Mr. Kristoff was the president of Considar Inc. from 1991 until 2003. Mr. Kristoff’s experience in global trading, financing, supply chain management, and distribution of metals and REE’s provides valuable insight to our board of directors regarding existing and potential opportunities in the rare earths markets. Mr. Kristoff graduated from Cornell University with a BA in Economics in 1984.

Alec Machiels has been a Director since September 2008. Mr. Machiels has served as a partner at Pegasus Capital Advisors, L.P., a private equity fund manager, since May 2006. Prior to becoming a partner at Pegasus, Mr. Machiels was as vice president from June 2004 until May 2006 and an associate from August 2002 until June 2004. Mr. Machiels served as a member of the board of directors of Coffeyville Resources, LLC, an oil refinery and ammonia plant in Coffeyville, KS, from 2003 until 2005 as well as a member of the board of directors of Merisant Company, a manufacturer and distributor of sugar substitute sweeteners, from 2005 until 2008. He has served on the board of directors of Traxys S.A., a global metal trading and distribution company, since January 2006. He started his career as a financial analyst in the Financial Services Group at Goldman Sachs International in London and in the Private Equity Group at Goldman, Sachs & Co. in New York from July 1996 until June 1999. From July 2001 to July 2002, Mr. Machiels served as chief executive officer and chairman of Potentia Pharmaceuticals, Inc. Mr. Machiels attended Harvard Business School from August 1999 to June 2001 and received an MBA. Mr. Machiels also received a masters in law from KU Leuven Law School in Belgium and a masters in international economics from Konstanz University in Germany. His strong background in financial management and investment in commodity-related businesses provides our board of directors with a valuable perspective on strategic, financial and capital raising matters.

Jack E. Thompson has been a Director since August 2009. From December 2001 until April 2005 he was the vice chairman of Barrick Gold Corporation, a gold mining company. Mr. Thompson has served as a member of the boards of directors of Tidewater, Inc., an offshore oil services company, and Century Aluminum Co., an aluminum smelting company, since February 2005. He has also served as a member of the board of directors of Anglo American, a mining company, since November 2009. Previously, Mr. Thompson served as a member of the board of directors of: Stillwater Mining Co., a palladium and platinum mining company, from March 2003 until July 2007; Rinker Group Limited, a sand and gravel company, from May 2006 until April 2007; Centerra Gold Inc., a gold mining company, from May 2009 until May 2010; and Phelps Dodge Corporation, a copper mining company, from January 2003 until March 2007. Mr. Thompson brings extensive knowledge of the mining industry and broad management experience to our board of directors.

Board Composition

Our certificate of incorporation will provide that our board of directors will consist of no less than seven or more than eleven persons. The exact number of members on our board of directors will be determined from time to time by resolution of a majority of our full board of directors. Upon consummation of this offering, our board of directors will be divided into three classes, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. Our directors will initially be divided among the three classes as follows:

•	Messrs. Ball, Henry and Thompson will serve initially as Class I directors (with a term expiring in 2011);

•	Messrs. Dolan and Smith will serve initially as Class II directors (with a term expiring in 2012); and

•	Messrs. Bhappu, Kristoff and Machiels will serve initially as Class III directors (with a term expiring in 2013).

Committees of Our Board of Directors

Audit and Ethics Committee

Our Audit and Ethics Committee will consist of Messrs. Ball, Thompson, Machiels and Henry as of the consummation of this offering. The Audit and Ethics Committee, among other things, will oversee our accounting practices and processes, system of internal controls, independent auditor relationships, financial statement audits and audit and financial reporting processes. All of the members of our Audit and Ethics Committee are independent under the rules of the NYSE and Messrs. Ball, Thompson and Henry are independent under Rule 10A-3 under the Exchange Act. Each of the committee members is financially literate within the requirements of the NYSE and Mr. Ball is an audit committee financial expert within the applicable rules of the SEC and the NYSE.

Our board of directors has adopted a written charter for our Audit and Ethics Committee that will become effective upon completion of this offering. A complete copy of the Audit and Ethics Committee charter will be available prior to the consummation of this offering on our website at www.molycorp.com.

Compensation Committee

Our Compensation Committee will consist of Messrs. Thompson, Kristoff and Dolan as of the consummation of this offering. The Compensation Committee will establish and administer our policies, programs and procedures for compensating our executive officers and directors. The Compensation Committee’s duties will include, among other things, reviewing and approving executive officer compensation and recommending incentive compensation plans and equity-based plans. All of the members of our Compensation Committee are independent under the rules of the NYSE.

Our board of directors has adopted a written charter for our Compensation Committee that will become effective upon completion of this offering. A complete copy of the Compensation Committee charter will be available prior to the consummation of this offering on our website at www.molycorp.com.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee will consist of Messrs. Kristoff, Bhappu and Machiels as of the consummation of this offering. The Nominating and Corporate Governance Committee will identify individuals qualified to become board members, recommend director nominees, recommend board members for committee membership, develop and recommend corporate governance principles and practices, oversee the evaluation of our board of directors and its committees and formulate a description of the skills and attributes of desirable board members. All of the members of our Nominating and Corporate Governance Committee are independent under the rules of the NYSE.

Our board of directors has adopted a written charter for our Nominating and Corporate Governance Committee that will become effective upon completion of this offering. A complete copy of the Nominating and Corporate Governance Committee charter will be available prior to the consummation of this offering on our website at www.molycorp.com.

Health, Safety and Environment Committee

Our Health, Safety and Environment Committee will consist of Messrs. Henry, Dolan and Smith as of the consummation of this offering. The Health, Safety and Environment Committee will establish and oversee administration of our policies, programs and procedures for ensuring that we continue to provide a safe working environment for our employees. The Health, Safety and Environment Committee will also establish and oversee administration of our policies, programs and procedures for ensuring our continued commitment to protecting the environment.

Our board of directors has adopted a written charter for our Health, Safety and Environment Committee that will become effective upon completion of this offering. A complete copy of the Health, Safety and Environment Committee charter will be available prior to the consummation of this offering on our website at www.molycorp.com.

Executive Committee

Our Executive Committee will consist of Messrs. Bhappu, Kristoff and Smith as of the consummation of this offering. The Executive Committee will act, when necessary, in place of our full board of directors during periods in which our board of directors is not in session. The Executive Committee will be authorized and empowered to act as if it were the full board of directors in overseeing our business and affairs, except that it will not be authorized or empowered to take actions that have been specifically delegated to other board committees or to take actions with respect to:

•	the declaration of distributions on our capital stock;

•	a merger or consolidation of our company with or into another entity;

•	a sale, lease or exchange of all or substantially all of our assets;

•	a liquidation or dissolution of our company;

•	any action that must be submitted to a vote of our stockholders; or

•	any action that may not be delegated to a board committee under our certificate of incorporation or the General Corporation Law of the State of Delaware.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee will consist of Messrs. Thompson, Kristoff and Dolan as of the consummation of this offering. None of these individuals has ever been an officer or employee of Molycorp or any of our subsidiaries. None of our executive officers serves or have served as a member of the compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Code of Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics applicable to all officers, other employees and directors that will become effective upon completion of this offering. We intend to post the full text of our Code of Business Conduct and Ethics on our website at www.molycorp.com promptly following the completion of this offering. We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics or waivers of such provisions applicable to any director, principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website identified above. The information on or accessible through our website is not a part of this prospectus.

Corporate Governance Guidelines

Our board of directors has adopted Corporate Governance Guidelines to assist us with the proper management and governance of the activities of our board of directors. A complete copy of the Corporate Governance Guidelines will be available prior to the consummation of this offering on our website at www.molycorp.com. Our Corporate Governance Guidelines cover, among other topics:

•	director independence;

•	board structure and composition;

•	board member nomination and eligibility requirements;

•	board leadership and executive sessions;

•	limitations on other board and committee service;

•	committees of the board;

•	director responsibilities;

•	board and committee resources, including access to officers and employees;

•	director compensation;

•	director orientation and ongoing education;

•	succession planning; and

•	board and committee self evaluations.

Review and Approval of Related-Party Transactions

Following the consummation of this offering, our Audit and Ethics Committee will be responsible for the review and approval of all related-party transactions required to be disclosed to the public under SEC rules. This procedure will be contained in the written charter of our Audit and Ethics Committee. In addition, we will maintain a written Code of Ethics that will require all employees, including our officers, to disclose to the Audit and Ethics Committee any material relationship or transaction that could reasonably be expected to give rise to a personal conflict of interest. Related-party transactions will be reviewed and approved by the Audit and Ethics Committee on a case-by-case basis.

Compensation Discussion and Analysis

Executive Summary

As further discussed in this section, our compensation and benefit programs help us attract, retain and motivate individuals who will maximize our business results by working to meet or exceed established company or individual objectives. This section focuses on our compensation programs for executive officers, including the following officers whom we refer to as our named executive officers:

Name	Title

Mark A. Smith	President and Chief Executive Officer
James S. Allen	Chief Financial Officer and Treasurer
Ksenia A. Adams	Corporate Controller
John F. Ashburn	Executive Vice President and General Counsel
John L. Burba	Executive Vice President and Chief Technology Officer

Between the time when Molycorp Minerals, LLC acquired the Mountain Pass California rare earth deposit and associated assets from Chevron Mining Inc. in September 2008 and the formation of Molycorp, LLC in September 2009, the board of directors of Molycorp Minerals, LLC, our subsidiary, historically had the overall responsibility for monitoring and approving our executive compensation programs and making decisions regarding compensation to be paid or awarded to our executive officers. Since September 2009, our board of directors has had responsibility for monitoring executive compensation. Going forward, our Compensation Committee will administer our compensation plans, policies and programs for the named executive officers.

The following discussion and analysis of our compensation and benefit programs should be read together with the compensation tables and related disclosures that follow this section. This discussion includes forward-looking statements based on our current plans, considerations, expectations and determinations about our compensation program. Actual compensation decisions that we may make for 2010 and beyond may differ materially from those made in our recent past.

Overview, Philosophy and Objectives

Our compensation and benefit program seeks to attract and retain talented and qualified individuals to manage and lead our company and to motivate them to pursue our long-term business objectives. In 2009, our compensation program consisted of a mix of cash and equity-based components. This mix provided an attractive total compensation package that rewarded individual and company performance.

We compete with a variety of companies and organizations to hire and retain individual talent. As a result, the primary goal of our compensation program is to help us attract, motivate and retain the best people possible. We implement this philosophy by:

•	encouraging, recognizing and rewarding outstanding performance;

•	recognizing and rewarding individuals for their experience, expertise, level of responsibility, leadership, individual accomplishment and other contributions to Molycorp;

•	recognizing and rewarding individuals for work that helps increase the value of Molycorp; and

•	providing compensation packages that are competitive with those offered by companies with whom we compete in hiring and retaining talented individuals.

Executive compensation is a management tool that we use to provide reasonable financial security for our executive officers in exchange for their service. We also use executive compensation to align our executive officers’ behavior with our mission, business strategy, values and culture.

We have not engaged third-party consultants to assist in the formation of our compensation packages. However, going forward, our Compensation Committee may retain third-party executive compensation specialists in connection with determining cash and equity-based compensation and related compensation policies in the future.

This Compensation Discussion and Analysis provides you with a description of the material factors underpinning our compensation policies and decisions for our named executive officers. We refer to these policies and decisions as our compensation program.

Allocation of Compensation Components

Our compensation program consists of the following components: base salary, annual cash bonus, annual discretionary company contributions under the Management Incentive Plan, equity-based awards, health and welfare benefits and retirement benefits.

Compensation Administration and Consulting

Role of the Board of Directors of Molycorp Minerals, LLC Prior to This Offering.  Until September 10, 2009, the board of directors of Molycorp Minerals, LLC historically had the overall responsibility for monitoring and approving our compensation program. After September 10, 2009, our board of directors has responsibility for monitoring executive compensation. The compensation we paid our named executive officers for fiscal year 2009 is disclosed in detail in the tables and narratives that follow under the heading “— Executive Compensation.” We describe and discuss the particular compensation decisions made by the board of directors of Molycorp Minerals, LLC regarding the 2009 compensation of our named executive officers below under “— Primary Components of Executive Compensation.”

Role of Compensation Consultant.  Neither the board of Molycorp Minerals, LLC nor our board of directors employed a compensation consultant in 2009.

Role of Executive Officers.  Since the acquisition by Molycorp Minerals, LLC from Chevron Mining Inc. in September 2008, our President and Chief Executive Officer has taken the lead in providing our board of directors, and before that, the board of directors of Molycorp Minerals, LLC, with recommendations regarding our compensation program and the compensation of our named executive officers other than himself.

Role of Compensation Committee after Completion of This Offering.  In connection with this offering, we will to form a Compensation Committee that will oversee our compensation program for the named executive officers. Under the rules of the NYSE, our Compensation Committee will be required to be composed entirely of independent directors. In addition, all members of the Compensation Committee will be (i) “non-employee directors” within the meaning of Rule 16b-3 promulgated under the Exchange Act and (ii) “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

After completion of this offering, the Compensation Committee will have the primary responsibility under its charter for:

•	determining, or recommending to our board of directors, our President and Chief Executive Officer’s compensation and compensation for our other executive officers; and

•	administering the equity and incentive compensation plans in which our executive officers and other employees participate.

Our Compensation Committee will also generally be responsible for evaluating and administering our compensation program to ensure that it properly motivates our executive officers and appropriately drives our operational and financial performance.

Each year, our Compensation Committee will review base salaries, determine and make annual cash incentive awards, approve payout amounts earned for the past year’s annual cash incentive awards, and determine and make equity incentive awards under the Molycorp, Inc. 2010 Equity and Performance Incentive Plan. In fulfilling its duties and responsibilities, the Compensation Committee will receive input in the form of:

•	reports and updates from our executive officers on company and individual executive performance that will be measured against quantitative and qualitative performance goals established to help determine individual performance and business success; and

•	recommendations from our President and Chief Executive Officer regarding the compensation for our executive officers.

The Compensation Committee will not be bound by the input it receives from our President and Chief Executive Officer or any other executive officer. Instead, the Compensation Committee will exercise independent discretion when making executive compensation decisions.

Compensation Program Overview

We believe our compensation program, when judged on a component-by-component basis and in total, effectively achieves our compensation philosophy and objectives described above. The following chart summarizes the primary components of our compensation program for 2009:

Component	Primary Purpose

Base Salary	Base salary rewards an individual for his or her position’s responsibilities, skills, experience and performance.
Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of our compensation program. The relative levels of base salary for our named executive officers are designed to reflect each executive officer’s scope of responsibility and accountability with us.
Discretionary Company Contributions under Management Incentive Plan	Discretionary company contributions under the Management Incentive Plan are used to reward named executive officers for our achievement of superior operating performance. From time to time, our board of directors may determine to make discretionary contributions to the account of a participant. Participants are always fully vested in any discretionary contribution credited to the participant’s account.
Long-Term Equity-Based Awards	Equity-based awards motivate individuals to help achieve an increase in stockholder value and promote retention.
Amount realized by the individual depends on appreciation in our value.
Awarded based on individual responsibilities and the position’s organizational value to us.
Health and Welfare Benefits	Health and welfare benefits provide for basic health, life and income security needs.
Retirement Benefits	Our 401(k) plan encourages and rewards long-term service by providing market-based benefits upon retirement. All employees are eligible to participate in our 401(k) plan.
Our nonqualified deferred compensation plan provides a tax-efficient vehicle to accumulate retirement savings. Participation in our nonqualified deferred compensation plan is limited to a select group of other highly compensated individuals, including our executive officers

Primary Components of Executive Compensation

2009 Base Salaries.  For 2009, none of our executive officers received an increase in base salary compared to 2008. The salaries for Mr. Allen and Ms. Adams, who were hired in 2009, were determined by our board of directors based on the recommendation of our President and Chief Executive Officer. These salaries were set at levels designed to attract Mr. Allen and Ms. Adams to Molycorp.

Annual Cash Bonuses.  Based on the recommendation of management, our board of directors elected not to pay any cash bonuses in 2009.

Discretionary Company Contributions under the Management Incentive Plan.  We maintain a Management Incentive Plan for our key employees, including our named executive officers, pursuant to which we award discretionary company contributions based on company performance. Additionally, participants can defer a portion of their salaries pursuant to the Management Incentive Plan. Bonuses under the Management Incentive Plan are purely at the discretion of our board of directors. For 2009, our board of directors determined that participants were entitled to discretionary company contributions equal to 2% of their respective salaries based on our performance.

Long-Term Equity-Based Awards.  In September 2009, the board of directors of Molycorp Minerals, LLC made discretionary grants to each of Messrs. Smith, Ashburn and Burba of profits interests in Molycorp Minerals, LLC, which we refer to as incentive shares, pursuant to Molycorp Minerals, LLC’s Second Amended and Restated Operating Agreement that were designed to provide an opportunity for compensation after our initial investors receive their annually compounded return and their initial capital contribution. These incentive shares represented an indirect ownership interest in Molycorp Minerals, LLC, providing the holder with a specified percentage of cash distributions from of Molycorp Minerals, LLC from the date of grant. The incentive shares were structured as one-time grants that we believe immediately aligned the interests of the recipients, including Messrs. Smith, Ashburn and Burba, with the investors in Molycorp Minerals, LLC and with each other. The number of incentive shares awarded to each executive officer was determined by the board of directors of Molycorp Minerals, LLC commensurate with the executive officer’s position and responsibilities.

The incentive shares provide the named executive officers who received them rights that were parallel to those of other indirect owners with respect to future profits of Molycorp Minerals, LLC, thereby motivating and rewarding those named executive officers for our profitability. In addition, these awards provided a retention tool because they were scheduled to vest ratably over a three-year period, subject to the applicable named executive officer’s continued employment on each annual vesting date. See the “2009 Grants of Plan-Based Awards” table below for more information regarding the vesting schedule of the incentive shares held by certain of our named executive officers.

All outstanding incentive shares were converted into restricted shares of Class B common stock of Molycorp, Inc. in the corporate reorganization.

Pursuant to his employment agreement, Mr. Smith, our President and Chief Executive Officer, was granted an option to purchase 3,798 of our shares, which was immediately exercisable. In granting Mr. Smith the option, we believe that we were aligning his interests with those of our other investors.

In connection with this offering, we intend to adopt the Molycorp, Inc. 2010 Equity and Performance Incentive Plan so that we can continue to provide our named executive officers and other employees with equity-based compensation. For details on the 2010 Equity and Performance Incentive Plan, see “— Molycorp, Inc. 2010 Equity and Performance Incentive Plan.”

Health and Welfare Benefits.  Each of our named executive officers is entitled to participate in our employee benefit plans (including medical, dental, and life insurance benefits) on the same basis as other employees.

Retirement Benefits.  We have established a 401(k) plan for our employees that encourages and rewards long-term service by providing market-based benefits upon retirement. Each of our named executive officers is entitled to participate in our 401(k) plan on the same basis as other employees. For more information on our 401(k) plan, please see “— Executive Compensation — Retirement Plans.”

Our nonqualified deferred compensation plan provides a tax-efficient vehicle to accumulate retirement savings. For more information on our nonqualified deferred compensation plan, please see “— Executive Compensation — Nonqualified Deferred Compensation.”

Executive Compensation

The following table sets forth compensation information regarding our President and Chief Executive Officer, Chief Financial Officer and Treasurer and each of our three other most highly compensated executive officers serving as of December 31, 2009.

2009 SUMMARY COMPENSATION TABLE

						Non-Equity
				Stock	Option	Incentive Plan	All Other
		Salary	Bonus	Awards	Awards	Compensation	Compensation		Total
Name and Principal Position	Year	($)	($)(3)	($)	($)	($)	($)		($)

Mark A. Smith	2009	400,000	—	(4)	241,000 (5)	—	38,245	(6)	679,245
President and Chief Executive Officer
James S. Allen	2009	12,179	—	—	—	—	77	(7)	12,256
Chief Financial Officer and Treasurer(1)
Ksenia A. Adams	2009	52,308	—	—	—	—	946	(8)	53,254
Corporate Controller(2)
John F. Ashburn	2009	215,000	30,000	(4)	—	—	14,700	(9)	259,700
Executive Vice President and General Counsel
John L. Burba	2009	213,701	—	(4)	—	—	29,918	(10)	243,619
Executive Vice President and Chief Technology Officer

(1)	Mr. Allen was hired on December 9, 2009 as our Chief Financial Officer and was appointed Treasurer in March 2010.

(2)	Ms. Adams was hired on July 27, 2009.

(3)	Represents $30,000 paid to Mr. Ashburn, which consisted of the remaining portion of his signing bonus that was contingent upon his employment continuing in 2009.

(4)	On September 10, 2009, our board of directors awarded incentive shares of Molycorp Minerals, LLC to certain employees, including 2,310,000 shares to Mr. Smith, 700,000 shares to Mr. Ashburn and 875,000 shares to Mr. Burba. Each incentive share is effectively equivalent to approximately 0.43605 of a share of our common stock (based on an assumed offering price of $16.00 per share). Additional information regarding the incentive shares, which are intended to constitute “profits interests” under IRS Revenue Procedures 93-27 and 2001-43, is included in Note 8 to the consolidated financial statements included elsewhere in this prospectus.

(5)	Options for member interests in Molycorp Minerals, LLC, which were assumed by Molycorp, LLC, were immediately vested and exercisable on the grant date. The value of this option award represents the amount of compensation recognized for financial statement purposes. Additional information regarding the determination of the grant date fair value of this award and the underlying assumption is included in Note 8 to the consolidated financial statements included elsewhere in this prospectus.

(6)	Includes $29,400 for employer contributions to our 401(k) plan on behalf of Mr. Smith for 2009, $8,000 in 2009 for a discretionary company contribution for 2009 and $845 in 2009 for the premiums paid on a term life insurance policy for the benefit of Mr. Smith.

(7)	Represents $77 in 2009 for a discretionary company contribution for 2009.

(8)	Represents $946 in 2009 for a discretionary company contribution for 2009.

(9)	Represents employer contributions to our 401(k) plan on behalf of Mr. Ashburn for 2009 and $4,900 in 2009 for a discretionary company contribution for 2009.

(10)	Represents employer contributions to our 401(k) plan on behalf of Mr. Burba for 2009 and $4,274 in 2009 for a discretionary company contribution for 2009.

Employment Agreements

We have entered into employment agreements with Messrs. Smith, Allen, Ashburn and Burba.

Mark A. Smith 2009 Employment Agreement

We entered into an executive employment agreement with Mr. Smith, our President and Chief Executive Officer, on November 1, 2009, which we refer to as the 2009 agreement. The 2009 agreement provided for, among other things:

•	an annual base salary of $400,000, subject to increases at our discretion;

•	eligibility to participate in our employee benefit plans;

•	eligibility to participate in our annual bonus plan for officers and directors;

•	eligibility to participate in our executive nonqualified deferred compensation plan; and

•	a term life insurance policy in the amount of $1,000,000 for the benefit of Mr. Smith.

The 2009 agreement was terminated and replaced by a new employment agreement in May 2010, as described below.

Mark A. Smith 2010 Employment Agreement

On May 21, 2010, we entered into a new employment agreement with Mr. Smith. The employment agreement terminates under its own terms on June 1, 2013, but it can be renewed upon our mutual agreement with Mr. Smith. Mr. Smith’s employment agreement provides for, among other things:

•	an annual base salary of $400,000, subject to increases at our discretion;

•	eligibility to participate in our employee benefit plans;

•	eligibility to participate in any bonus plan or long-term equity or cash incentive compensation plan for officers and directors established by our board of directors;

•	eligibility to participate in our executive nonqualified deferred compensation plan; and

•	a term life insurance policy in the amount of $1,000,000 for the benefit of Mr. Smith.

If we terminate Mr. Smith’s employment without “cause,” or if Mr. Smith terminates his employment for “good reason,” as each term is defined in his employment agreement, Mr. Smith would be entitled to receive any accrued salary and vacation pay up to and including the date of termination and severance payments in an amount equal to one year of his base salary.

Under his employment agreement, Mr. Smith is subject to a two-year prohibition on “competitive conduct,” as defined in his employment agreement, anywhere in the world following the termination of his employment for any reason.

Other Executive Officer Employment Agreements

On May 21, 2010, we entered into an employment agreement with each of Messrs. Allen, Ashburn and Burba that provides such named executive officers a specified annual base salary of $200,000, $215,000 and $213,700, respectively, subject to increases at our discretion. The employment agreements also provide for, among other things:

•	eligibility to participate in our employee benefit plans;

•	eligibility to participate in any bonus plan or long-term equity or cash incentive compensation plan for officers and directors established by our board of directors; and

•	eligibility to participate in our executive nonqualified deferred compensation plan.

Each of the employment agreements expires by its terms on June 1, 2013, unless renewed in writing by the executive officer and us. If, prior to such date, we terminate the executive’s employment without “cause,” or if the executive terminates his employment for “good reason,” as each term is defined in his employment agreement, he would be entitled to receive any accrued salary and vacation pay up to and including the date of termination and severance payments in an amount equal to one year of his base salary.

In addition, each of Messrs. Allen, Ashburn and Burba is subject to a two-year prohibition on “competitive conduct,” as defined in his employment agreement, anywhere in the world following the termination of his employment for any reason.

The following table sets forth information with respect to non-equity and equity incentive plan awards granted to our named executive officers during 2009. The Summary Compensation Table above provides information regarding the actual dollar amounts earned under our incentive plans.

2009 GRANTS OF PLAN-BASED AWARDS

				Other	Exercise
				Stock Awards:	Price of	Grant Date
		Grant		Incentive Share	Option Awards	Fair Value
Name	Grant Type	Date	Stock Options(1)	Awards(2)	($/Sh)	of Awards($)

Mark A. Smith	option	4/10/09	145,214		2.41	240,843
	incentive shares	9/10/09		2,310,000		—
James S. Allen	—	—		—	—	—
Ksenia A. Adams	—	—		—	—	—
John F. Ashburn	incentive shares	9/10/09		700,000	—	—
John L. Burba	incentive shares	9/10/09		875,000	—	—

(1)	Options for member interests in Molycorp Minerals, LLC, which were assumed by Molycorp, LLC, were immediately vested and exercisable on the grant date. Mr. Smith has exercised all of his options.

(2)	Each incentive share is effectively equivalent to approximately 0.43605 of a share of our common stock (based on an assumed offering price of $16.00 per share).

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2009

The following table provides information about the options held as of December 31, 2009 by Mr. Smith, who is the only named executive officer who had any outstanding equity awards as of December 31, 2009.

	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option	Option
	Options	Options	Exercise	Expiration
Name	(#) Exercisable	(#) Unexercisable	Price	Date

Mark A. Smith	124,468(1)	—	$2.41	2/1/12

(1)	Options for member interests in Molycorp Minerals, LLC, which were assumed by Molycorp, LLC, were immediately vested and exercisable on the grant date. Mr. Smith subsequently exercised all remaining options.

The following table provides information about the incentive shares issued to each of our named executive officers as of December 31, 2009.

		Market Value of
	Number of Shares or	Shares or Units of
	Units of Stock That	Stock That Have Not
	Have Not Vested	Vested
Name	(#)(1)	($)(2)

Mark A. Smith	1,540,000	10,744,272
James S. Allen	—	—
Ksenia A. Adams	—	—
John F. Ashburn	466,667	3,255,842
John L. Burba	583,333	4,069,798

(1)	Each incentive share is effectively equivalent to approximately 0.43605 of a share of our common stock (based on an assumed offering price of $16.00 per share).

(2)	Based on an assumed offering price of $16.00 per share and assumes that each incentive share has been converted into approximately 0.43605 of a share of our common stock.

2009 OPTION EXERCISES AND STOCK VESTED

	Option Awards(1)
	Number of
	Shares Acquired on	Value Realized on
	Exercise (#)	Exercise ($)

Mark A. Smith	20,746	34,432

(1)	Options for member interests in Molycorp Minerals, LLC, which were assumed by Molycorp, LLC, were immediately vested and exercisable on the grant date.

Retirement Plans

Our named executive officers are eligible to participate in our tax-qualified Molycorp Minerals, LLC 401(k) Plan on the same basis as other employees under the plan. We make safe harbor contributions to this plan equal to 100% of each participant’s own elective deferrals of up to 3% of each participant’s salary and 50% of each participant’s own elective deferrals of the next 2% of the participant’s salary. We also have the discretion to make annual profit sharing contributions that are allocated among all eligible participants in proportion to their respective compensation. The Summary Compensation Table above reflects the actual dollar amounts contributed to our 401(k) plan on each named executive officer’s behalf.

Nonqualified Deferred Compensation

The following table reflects the amounts credited under our Management Incentive Plan on behalf of our named executive officers. We do not maintain any other nonqualified deferred compensation plans.

2009 NONQUALIFIED DEFERRED COMPENSATION

	Executive	Registrant	Aggregate		Aggregate
	Contributions	Contributions	Earnings	Aggregate	Balance at
	in Last	in Last	in Last	Withdrawals/	Last
	Fiscal Year	Fiscal Year	Fiscal Year	Distributions	Fiscal Year End
Name	($)(1)	($)	($)	($)	($)

Mark A. Smith	12,667	—	—	—	—
James S. Allen	77	—	—	—	—
Ksenia A. Adams	946	—	—	—	—
John F. Ashburn	4,900	—	—	—	—
John L. Burba	4,274	—	—	—	—

(1)	The amounts reported are fully reported as part of the “Salary” and “All Other Compensation” columns of the Summary Compensation Table.

On April 1, 2009, we established the Management Incentive Plan, which is a nonqualified deferred compensation plan for the purpose of providing deferred compensation benefits for a select group of management or highly compensated employees. Under the Management Incentive Plan, participants can defer their base salary and any bonus, commission or other extraordinary compensation that is supplemental to the participant’s base salary and is dependent upon achievement of individual or company performance goals. In addition, from time to time, our board of directors may determine to make discretionary contributions to the account of a participant, which are used to reward named executive officers for achievement of superior operating performance. Participants are always fully vested in any discretionary contribution credited to the participant’s account. It is intended that the Management Incentive Plan constitute an unfunded plan for purposes of the Employee Retirement Income Security Act of 1974, as amended. Pursuant to the Management Incentive Plan, a deferred compensation account is established for each participant, as determined by the plan’s administrative committee. The amounts of compensation or awards deferred with respect to each deferred compensation account are credited to such account and are deemed invested in a hypothetical investment as of the date of deferral.

Potential Payments upon Termination or Change in Control

Pursuant to his employment agreement, each of Messrs. Smith, Allen, Ashburn and Burba is entitled to certain payments upon termination of employment as described under “— Employment Agreements” above.

Director Compensation

The following table sets forth information with respect to the compensation paid by the Company to each of our non-employee directors during 2009.

	Fees Paid	Stock
	in Cash	Awards
Name	($)	($)	Total

Russell D. Ball	—	—	—
Ross R. Bhappu	—	—	—
Brian T. Dolan	—	—	—
Charles R. Henry	25,000	— (1)	25,000
Mark S. Kristoff	—	—	—
Alec Machiels	—	—	—
Jack E. Thompson	25,000	— (1)	25,000

(1)	On September 10, 2009, our board of directors awarded 350,000 incentive shares of Molycorp Minerals, LLC to each of Mr. Thompson and Mr. Henry. Each incentive share is effectively equivalent to approximately 0.43605 of a share of our common stock (based on an assumed offering price of $16.00 per share). Additional information regarding the incentive shares, which are intended to constitute “profits interests” under IRS Revenue Procedures 93-27 and 2001-43, is included in Note 8 to the consolidated financial statements included elsewhere in the prospectus.

Our non-employee directors, other than those directors currently serving on our board of directors that were nominated by our stockholders (Messrs. Bhappu, Dolan, Kristoff and Machiels), receive an annual cash retainer in the amount of $25,000. We anticipate that after the consummation of this offering, all non-employee directors will receive an annual cash retainer in the amount of $25,000 and will also receive an annual cash retainer of $5,000 for each committee on which the director serves, other than the chairman of the Audit and Ethics Committee, who will receive an additional cash retainer of $10,000.

Molycorp, Inc. 2010 Equity and Performance Incentive Plan

Our board of directors adopted the Molycorp, Inc. 2010 Equity and Performance Incentive Plan on June 9, 2010, which we refer to as the Plan. Our existing stockholders approved the Plan on June 9, 2010. The Plan provides for the grant of incentive stock options and nonqualified stock options, the grant or sale of restricted shares of common stock and restricted stock units, the grant of appreciation rights and the grant of performance shares and performance units to our non-employee directors, officers and other employees. Under the Plan, our board of directors may provide for the payment of dividend equivalents on a current, deferred or contingent basis, on restricted stock units granted or sold under the Plan. Our board of directors may condition the grant of any award under the Plan on a participant’s surrender or deferral of his or her right to receive a cash bonus or other compensation payable by us, so long as such surrender or deferral would not result in negative tax consequences under Section 409A of the Code.

Options.  Incentive and nonqualified stock options have an exercise price of 100% or more of the market value of our common stock on the date of grant. No stock option will be exercisable more than ten years from its date of grant.

Appreciation Rights.  Participants who are awarded stock options may also be granted tandem appreciation rights, which may be used as an alternative to exercising the stock option. Participants may also be granted free-standing appreciation rights, which will entitle them to payments equal to a percentage, not to exceed 100%, of the difference of the market value per share on the exercise date minus the base price, which base price will to be equal to or greater than the market value per share on the date of grant.

Restricted Stock.  Restricted stock may be granted or sold to participants in consideration of the performance of services or payments by a participant that may be less than the market value of our common stock on the date of grant. Each grant or sale constitutes an immediate transfer of the ownership of common stock to the participants. The restricted shares are subject to a substantial risk of forfeiture for a period to be determined by our board of directors at the time of grant and such other terms and restrictions as provided for by our board of directors.

Restricted Stock Units.  Restricted stock units granted or sold to a participant constitute an agreement between the participant and us that we will deliver shares of common stock or cash to the participant in the future in consideration of the performance of services by the participant. The restricted stock units are subject to the fulfillment of the conditions that the board of directors sets forth in its grant of the award.

Performance Shares and Performance Units.  Performance shares and performance units granted to a participant set forth certain management objectives to be achieved during a specified performance period. A performance share is a bookkeeping entry that represents the equivalent of one share of common stock. A performance unit is a bookkeeping entry that represents the equivalent of $1.00 or other such value as determined by the board of directors. The participant will receive full payment upon satisfaction of the management objectives or, short of meeting the management objectives, partial payment upon reaching a minimum acceptable level of performance.

Shares Reserved; Plan Limits.  We expect to reserve a number of shares equal to 5% of the total outstanding shares of our common stock (including the shares sold in this offering), which is expected to be approximately 4,062,500 shares (or 4,273,437 shares if the underwriters exercise their option to purchase additional shares in full), for issuance under the Plan, subject to adjustment to prevent dilution or enlargement of the rights of participants. The aggregate number of shares that may be issued upon the exercise of incentive stock options is not expected to exceed the maximum number of common shares available under the Plan. The number of shares that may be issued as full-value awards is not expected to exceed the maximum number of common shares available under the Plan.

Eligibility.  Officers, employees and non-employee directors of us and any of our subsidiaries may be selected by the board of directors to receive benefits under the Plan. Non-employee directors are expected to be subject to additional terms and conditions regarding equity awards under the Plan. Our board of directors may provide for special terms for awards to participants who are foreign nationals or who are employed by us outside the United States as our board of directors may deem necessary or appropriate to accommodate differences in local law, tax policy or custom.

Administration.  Our board of directors is expected to administer the Plan and may delegate its authority to our Compensation Committee. Our board of directors or the Compensation Committee may delegate certain administrative powers to one or more of our officers, agents or advisors. Delegated officers who are authorized to administer the plan may designate employees to be recipients of awards and determine the size of the awards so long as this responsibility is not delegated for awards granted to “officers,” “directors” or “10% beneficial owners” as defined by Rule 16a-1(f) of the Exchange Act. Such delegation will also be contingent upon an authorizing resolution that sets forth the number of shares that such officers may grant and periodic reporting by such officers to our board of directors or our Compensation Committee regarding the nature and scope of the awards granted pursuant to the authority delegated.

Adjustments.  The number and kind of shares covered by outstanding awards, certain other provisions contained in outstanding awards, the number of shares reserved for issuance under the Plan and the other share limits contained in the Plan will be subject to adjustment in certain transactions or events as provided in the Plan. Moreover, in the event of any such transaction or event or in the event of a change of control, our board of directors may provide in substitution for any or all outstanding awards under the Plan such alternative consideration (including cash), if any, as it may determine to be equitable in the circumstances. Our board of directors may require in connection with such substitution the surrender of all awards that are replaced in a manner that complies with Section 409A of the Code. In addition, for each stock option or stock appreciation right with an option price or base price greater than the consideration offered in connection with any such transaction or event or change of control, our board of directors may elect to cancel such stock option or stock appreciation right without any payment to the person holding such stock option or stock appreciation right.

Amendments.  Our board of directors may at any time amend the Plan in whole or in part. However, an amendment to the Plan will be subject to stockholder approval if such amendment:

•	would materially increase the benefits accruing to participants under the Plan;

•	would materially increase the number of securities that may be issued under the Plan;

•	would materially modify the requirements for participation in the Plan; or

•	must otherwise be approved by our stockholders in order to comply with applicable law or the rules of the NYSE or, if our common shares are not traded on the NYSE, the principal national securities exchange upon which our common shares are traded or quoted.

Except in connection with a corporate transaction or event described in the Plan, the terms of outstanding awards may not be amended to reduce the exercise price of outstanding stock options or the base price of outstanding stock appreciation rights, or cancel outstanding stock options or stock appreciation rights in exchange for cash, other awards or stock options or stock appreciation rights with an exercise price or base price, as applicable, that is less than the exercise price of the original stock options or base price of the original stock appreciation rights, as applicable, without stockholder approval.

If permitted by Section 409A of the Code, in the case of a change of control or in case of termination of employment by reason of death, disability or normal or early retirement, in the case of unforeseeable emergency or other special circumstances of a participant who holds an unvested or unexercisable award, our board of directors may accelerate the time at which:

•	such award may be exercised;

•	the substantial risk of forfeiture or prohibition or restriction on transfer of such award will lapse;

•	the restriction period of such award will end;

•	such award will be deemed to have been fully earned; or

•	such award’s transfer restriction will terminate.

Likewise, our board of directors may waive any other limitation or requirement under any such unvested or unexercisable award.

Our board of directors may amend the terms of any award granted under the Plan prospectively or retroactively. No such amendment may impair the rights of any participant without his or her consent. Our board of directors may terminate the Plan at any time. Termination of the Plan will not affect the rights of participants or their successors under any awards outstanding under the Plan and not exercised in full on the date of termination.

Effective Date; Termination.  The Plan became effective on June 9, 2010. However, no grants may be made under the Plan prior to consummation of this offering. No grant may be made under the Plan after the ten-year anniversary of the effective date of the Plan but all grants made on or prior to such ten-year anniversary will continue in effect subject to the terms of their award agreements and the terms of the Plan.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Inventory Financing and Resale Agreements

Molycorp Minerals, LLC entered into an inventory financing and resale agreement with Traxys, dated as of May 15, 2009. Traxys, through its subsidiary, TNA Moly Group LLC, owns more than 5% of our outstanding Class A Common Stock. Pursuant to this agreement, Traxys agreed to purchase, and Molycorp Minerals, LLC agreed to sell, approximately one million pounds of didymium oxide and up to 18 million pounds of bastnasite at fixed prices. The purchase price paid by Traxys was treated as an advance, on which Molycorp Minerals, LLC paid finance charges, until the products were ultimately resold by Traxys to third-party purchasers. The net revenue from sales to such third-party purchasers was then allocated between Traxys and Molycorp Minerals, LLC according to a fixed schedule. Pursuant to this agreement, Molycorp Minerals, LLC was obligated to repurchase from Traxys any unsold didymium oxide and any unsold bastnasite at May 15, 2010 and May 15, 2011, respectively. At certain periods during the term of the agreement, Traxys also had the right to convert any amounts advanced by it (along with applicable finance charges) into member interests in Molycorp, LLC in the form of shares at a fixed price. On November 15, 2009, we issued 59,311 shares of Molycorp, LLC (which equates to approximately 2,288,011 shares of our common stock after giving effect to the corporate reorganization, the 38.23435373-for-one stock split and the conversion of our Class A common stock into common stock immediately prior to the consummance of this offering, based on an offering price of $16.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) to Traxys in exchange for all outstanding advances and finance charges totaling $6.8 million. This agreement was replaced by a new inventory financing and resale agreement on June 1, 2010, as discussed below, and was terminated pursuant to a termination and mutual release agreement dated as of June 16, 2010 by and between Molycorp Minerals, LLC and Traxys.

On April 16, 2010, Molycorp Minerals, LLC executed an agreement under which Traxys agreed to purchase up to $5 million of didymium oxide from us from time to time through December 31, 2010. These purchases by Traxys under the agreement will occur at our request at a price per pound based on published index pricing. The net revenue from the sales by Traxys to third-party purchases of such didymium oxide will be allocated between Traxys and Molycorp Minerals, LLC according to a fixed schedule.

On June 1, 2010, Molycorp Minerals, LLC entered into a new inventory financing and resale agreement with Traxys. Pursuant to this new agreement, Traxys purchased, and Molycorp Minerals, LLC sold, approximately 513,677 pounds of didymium oxide at $11.50 per pound, subject to adjustment. A portion of the purchase price paid by Traxys will be treated as an advance, on which Molycorp Minerals, LLC will pay finance charges, until Traxys resells the didymium oxide to third-party purchasers. The net revenue from sales by Traxys to such third-party purchasers will be allocated between Traxys and Molycorp Minerals, LLC according to a fixed schedule. Pursuant to this new agreement, Molycorp Minerals, LLC is obligated to repurchase from Traxys any unsold didymium oxide at June 1, 2011.

Contribution Agreement

Each of Resource Capital Fund IV L.P., Resource Capital Fund V L.P., PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC PP IV MP AIV 2, LLC, PP IV MP AIV 3, LLC, TNA Moly Group LLC, MP Rare Company LLC and KMSMITH LLC were members of Molycorp, LLC. In connection with our corporate reorganization and pursuant to a contribution agreement, these parties contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interests in entities that hold member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for shares of Class A common stock of Molycorp, Inc. See “Principal Stockholders.”

Registration Rights

Resource Capital Fund IV L.P., Resource Capital Fund V LP, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, PP IV MP AIV 3, LLC, TNA Moly Group LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, PP IV MP AIV 3, LLC, TNA Moly Group LLC, MP Rare Company LLC and KMSMITH LLC have registration rights beginning six months after completion of this offering with respect to the shares of capital stock that they will hold after giving effect to the corporate reorganization. For a description of these registration rights, see “Description of Capital Stock — Registration Rights.”

Letters of Credit

In February 2009, the members of Molycorp Minerals, LLC incurred certain costs in providing letters of credit and/or cash collateral to secure surety bonds issued for the benefit of certain regulatory agencies relating to our Mountain Pass facility closure and reclamation obligations. The total amount of collateral provided by these members at March 31, 2010 was $18.2 million. We have agreed to pay each member a 5% annual return on the amount of collateral provided. Under the terms of the agreement, the members may receive quarterly payments, delayed payments or payments-in-kind. After the completion of this offering, we intend to terminate this agreement with these members by establishing our own cash collateral using a portion of the net proceeds from this offering.

Mountain Pass Acquisition

In connection with our acquisition of the Mountain Pass, California rare earth deposit and associated land, facilities, rare earth processing facilities and intellectual property from Chevron Mining Inc., a subsidiary of Chevron Corporation, certain members of Molycorp Minerals, LLC incurred acquisition costs that were subsequently reimbursed by Molycorp Minerals, LLC. At December 31, 2008, accrued expenses included approximately $0.2 million related to this reimbursement obligation.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of shares of common stock as of July 1, 2010, as adjusted to reflect the corporate reorganization and the sale of common stock offered by us in this offering, for:

•	each person who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and our executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

The information shown in the table with respect to the percentage of shares of common stock beneficially owned before the offering is based on 53,125,000 shares of common stock outstanding at July 1, 2010 (after giving effect to the corporate reorganization, a 38.23435373-for-one stock split with respect to shares of our Class A common stock and Class B common stock and the conversion of our Class A common stock and Class B common stock into shares of common stock immediately prior to the consummation of this offering based on an assumed offering price of $16.00 per share). The information shown in the table with respect to the percentage of shares of common stock beneficially owned after the offering is based on 81,250,000 shares of common stock outstanding at July 1, 2010 (after also giving effect to the issuance of 28,125,000 shares of common stock by us in this offering) and assumes no shares of common stock are sold in this offering to the directors, executive officers and stockholders listed in the table pursuant to the directed share program. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of July 1, 2010. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk “*”. The percentage ownership information shown in the table assumes no exercise of the underwriters’ option to purchase additional shares.

Unless otherwise noted below, the address of the persons and entities listed on the table is c/o Molycorp, Inc., 5619 Denver Tech Center Parkway, Suite 1000, Greenwood Village, Colorado 80111.

	Shares Beneficially		Shares Beneficially
	Owned		Owned
	Prior to This Offering(7)		After This Offering(7)
Name and Address of Beneficial Owner	Number	Percentage	Number	Percentage

Resource Capital Funds(1)	25,943,225	48.8%	25,943,225	31.9%
PP IV Mountain Pass II, LLC(2)	8,461,128	15.9%	8,461,128	10.4%
PP IV MP AIV 1, LLC(2)	4,098,417	7.7%	4,098,417	5.0%
PP IV MP AIV 2, LLC(2)	1,496,999	2.8%	1,496,999	1.8%
PP IV MP AIV 3, LLC(2)	1,496,999	2.8%	1,496,999	1.8%
TNA Moly Group LLC(3)	7,769,103	14.6%	7,769,103	9.6%
Russell D. Ball	—	—	—	—
Ross R. Bhappu(4)	25,943,225	48.8%	25,943,225	31.9%
Brian T. Dolan(4)	25,943,225	48.8%	25,943,225	31.9%
Charles R. Henry	152,617	*	152,617	*
Mark Kristoff(5)	8,764,491	16.5%	8,764,491	10.8%
Alec Machiels	—	—	—	—
Mark A. Smith(6)	1,307,045	2.5%	1,307,045	1.6%
Jack E. Thompson	152,617	*	152,617	*
James S. Allen	—	—	—	—
Ksenia A. Adams	—	—	—	—
John F. Ashburn	305,235	*	305,235	*
John L. Burba	381,543	*	381,543	*
All executive officers and directors as a group (12 individuals)	37,006,773	69.7%	37,006,773	45.5%

(1)	Includes 21,219,610 shares of common stock held by Resource Capital Fund IV, L.P. and 4,723,615 shares of common stock held by Resource Capital Fund V, L.P. The manner in which the investments of Resource Capital Fund IV, L.P. and Resource Capital Fund V, L.P. in Molycorp are held, and any decisions concerning their ultimate disposition, are subject to the control of the Investment Committee of Resource Capital Funds. The Investment Committee currently consists of Hank Tuten, James McClements, Ryan Bennett, Russ Cranswick, Mr. Bhappu and Mr. Dolan, each of whom is a partner in Resource Capital Funds. The members of the Investment Committee of Resource Capital Funds have shared voting and investment power with respect to the shares of common stock owned by Resource Capital Fund IV, L.P. and Resource Capital Fund V, L.P. The address of Resource Capital Fund IV, L.P. and Resource Capital Fund V, L.P. is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202.

(2)	Pegasus Partners IV, L.P. controls PP IV Mountain Pass II, LLC and the general partner of Pegasus Partners IV, L.P. is Pegasus Investors IV, L.P. Pegasus Partners IV (AIV), L.P. controls PP IV MP AIV 1, LLC and the general partner of Pegasus Partners IV (AIV), L.P. is Pegasus Investors IV, L.P. The general partner of Pegasus Investors IV, L.P. is Pegasus Investors IV GP, LLC, of which Pegasus Capital LLC is the managing member. MP IH Holdings 1 LLC controls PP IV MP AIV 2, LLC. MP IH Holdings 2 LLC controls 96.4% of PP IV MP AIV 3, LLC. The non-member manager of each of MP IH Holdings 1 LLC and MP IH Holdings 2 LLC is Pegasus Capital Advisors IV, L.P., the general partner of which is Pegasus Capital Advisors IV GP, LLC, and the sole member of Pegasus Capital Advisors IV GP, LLC is Pegasus Capital LLC. Craig Cogut is the managing member of Pegasus Capital LLC. As a result of the foregoing, Mr. Cogut may be deemed to share voting and investment power of the shares of common stock owned by each of PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC and PP IV MP AIV 3, LLC, which we refer to collectively as the Pegasus Entities. Mr. Cogut disclaims beneficial ownership of any of our securities held by the Pegasus Entities, except to the extent of any pecuniary interest therein. The address of each of the Pegasus Entities is 505 Park Avenue, 22nd Floor, New York, New York 10022.

(3)	Traxys is the sole voting member of TNA Moly Group LLC, appoints all of the managers and has shared voting and investment power with respect to the shares of common stock owned by such entity. As a result, the board of directors of Traxys, of which Mr. Kristoff is a member, has voting and investment control with respect to the shares of common stock held by TNA Moly Group LLC. The address of TNA Moly Group LLC is 825 Third Avenue, New York, New York 10022.

(4)	Includes 21,219,610 shares of common stock held by Resource Capital Fund IV, L.P. and 4,723,615 shares of common stock held by Resource Capital Fund V, L.P. Mr. Bhappu and Mr. Dolan are partners of Resource Capital Funds and represent two of the six members of the Investment Committee of Resource Capital Funds, which exercises voting and dispositive power over the shares held by Resource Capital Fund IV, L.P. and Resource Capital Fund V, L.P. Each of Mr. Bhappu and Mr. Dolan disclaims beneficial ownership of the shares of common stock held by Resource Capital Fund IV, L.P. and Resource Capital Fund V, L.P., except to the extent of his pecuniary interest therein, if any.

(5)	Includes 7,769,103 shares of common stock held by TNA Moly Group LLC and 995,388 shares of common stock held by MP Rare Company LLC. Mr. Kristoff is the Chief Executive Officer of Traxys and TNA Moly Group LLC and is a Manager of MP Rare Company LLC. Mr. Kristoff disclaims beneficial ownership of the shares of common stock held by TNA Moly Group LLC and MP Rare Company LLC, except to the extent of his pecuniary interest therein, if any.

(6)	Includes 299,770 shares of common stock held by KMSMITH LLC. Kimberly Smith, the wife of Mr. Smith, has sole voting and investment power with respect to the shares of common stock held by KMSMITH LLC.

(7)	The shares of common stock beneficially owned by Resource Capital Funds, PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, PP IV MP AIV 3, LLC, TNA Moly Group LLC, MP Rare Company and Messrs. Bhappu, Dolan, Kristoff and Smith (only with respect to those shares owned by KMSMITH LLC), whom we collectively refer to as our Class A stockholders, include shares of common stock that each will receive upon conversion of our Class A common stock into shares of our common stock immediately prior to the consummation of this offering based on an assumed offering price of $16.00 per share. The shares of common stock beneficially owned by Messrs. Henry, Smith (other than those owned by KMSMITH LLC), Thompson, Ashburn and Burba, whom we collectively refer to as our Class B stockholders, include shares of common stock that each will receive upon conversion of our Class B common stock into shares of our common stock immediately prior to the consummation of this offering based on an assumed offering price of $16.00 per share. If the actual offering price per share is greater than $16.00 per share, then the Class A stockholders will receive less of a percentage, and the Class B stockholders will receive a proportionally larger percentage, of the shares of our common stock in the aggregate to be issued upon conversion of the outstanding shares of our Class A common stock and Class B common stock. Similarly, if the actual offering price per share is less than $16.00 per share, then the Class A stockholders will receive more of a percentage, and the Class B stockholders will receive a proportionately smaller percentage, of the shares of our common stock in the aggregate to be issued upon conversion of the outstanding shares of our Class A common stock and Class B common stock. However, in no event will the Class B stockholders receive more than 5.88% of the aggregate number of shares of our common stock to be issued upon conversion of the shares of our Class A common stock and Class B common stock immediately prior to the consummation of this offering.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our capital stock, certain provisions of our certificate of incorporation and our bylaws that will be effective upon the completion of this offering, and certain provisions of applicable law. For more detailed information, please see the form of our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

Immediately following the completion of this offering, our authorized capital stock will consist of shares, with a par value of $0.001 per share, of which:

•	350,000,000 shares will be designated as common stock; and

•	5,000,000 shares will be designated as preferred stock.

Common Stock

Following the completion of this offering, each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Pursuant to our certificate of incorporation, holders of our common stock will not have the right to cumulate votes in elections of directors. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock will be entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of legally available funds. For additional information, see “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities and any amounts due to the holders of preferred stock. Holders of our common stock will have no preemptive, conversion or subscription rights. No redemption or sinking fund provisions will apply to our common stock. All shares of common stock to be outstanding upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

Our certificate of incorporation authorizes our board of directors, without stockholder approval, to designate and issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon each such series of preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms, subscription rights and the number of shares constituting any series or the designation of a series. Our board of directors can issue, without stockholder approval, preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock and reduce the likelihood that such holders will receive dividend payments or payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change of control or other corporate action. Immediately after the completion of this offering, no shares of preferred stock will be outstanding, and we currently have no plans to issue any shares of preferred stock.

Registration Rights

After giving effect to the corporate reorganization, a 38.23435373-for-one stock split with respect to shares of our Class A common stock and Class B common stock and the conversion of all of our Class A common stock and Class B common stock into shares of common stock, the holders of 50,561,029 shares of our common stock are entitled to rights with respect to the registration under the Securities Act of such shares of common stock. These registration rights are contained in the Registration Rights Agreement entered into with the former members of Molycorp, LLC in connection with our corporate reorganization. See “Certain Relationships and Related-Party Transactions — Registration Rights.” The following description of the terms of the Registration Rights Agreement is intended as a summary only and is qualified entirely by reference to the Registration Rights Agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

Form S-1 Demand Registration Rights

At any time following six months after the completion of this offering, the holders of shares of our common stock having demand registration rights under the Registration Rights Agreement have the right to require that we register their shares of common stock on Form S-1, provided such holders hold least 10% or 5% (depending on the stockholder) of the shares of our common stock outstanding immediately after giving effect to the corporate reorganization and the aggregate offering price to the public exceeds $10,000,000. In the event that such demand registration rights are exercised, stockholders party to the Registration Rights Agreement have the right to participate in offering. We are only obligated to effect one registration on Form S-1 for each holder of our common stock possessing such demand registration rights. We may postpone the filing of a registration statement for up to 90 days once in any 12-month period if our board of directors determines in good faith that the filing would be materially detrimental to our stockholders or us. In an underwritten offering, the holders of shares of our common stock having demand registration rights or the right to participate in such offering will have priority over us in including such shares in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters’ discounts, selling commissions and the fees and expenses of each selling stockholder’s own counsel, incurred in connection with the exercise of these demand registration rights.

Form S-3 Demand Registration Rights

If we are eligible to file a registration statement on Form S-3, the stockholders with Form S-3 registration rights under the Registration Rights Agreement can request that we register their shares, provided that the total price of the shares of common stock offered to the public exceeds $5,000,000. In the event that such demand registration rights are exercised, stockholders party to the Registration Rights Agreement have the right to participate in offering. These Form S-3 registration rights are wholly distinct from the Form S-1 demand registration rights and piggyback registration rights described in this section. We are obligated to effect an unlimited number of registrations on Form S-3 for each holder of our common stock possessing such demand registration rights. A holder of Form S-3 registration rights may not require us to file a registration statement on Form S-3 if we have already effected two registrations on Form S-3 at the request of such holder in the last 12-month period. We may postpone the filing of a Form S-3 registration statement for up to 90 days once in any 12-month period if our board of directors determines in good faith that the filing would be materially detrimental to our stockholders or us. In an underwritten offering, the holders of shares of our common stock having demand registration rights or the right to participate in such offering will have priority over us in including such shares in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters’ discounts, selling commissions and the fees and expenses of each selling stockholder’s own counsel, incurred in connection with the exercise of these demand registration rights.

Piggyback Registration Rights

If we register any securities for public sale, other than a registration statement filed on Form S-1 or Form S-3 pursuant to the stockholder demand registration rights described above, the stockholders with piggyback registration rights under the Registration Rights Agreement have the right to include their shares in the registration, subject to specified exceptions. In an underwritten offering, certain holders of shares of our common stock having piggyback registration rights will have priority over us in including such shares in the applicable registration statement. We must pay all expenses, except for underwriters’ discounts, selling commissions and the fees and expenses of each selling stockholder’s own counsel, incurred in connection with the exercise of these piggyback registration rights.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation and bylaws contain several provisions that may make it more difficult to acquire us by means of a tender offer, open market purchase, proxy fight or otherwise. These provisions and certain provisions of Delaware law are expected to discourage coercive takeover practices and inadequate takeover bids.

These provisions of our certificate of incorporation and bylaws are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors. We believe that, as a general rule, our interests and the interests of our stockholders would be served best if any change in control results from negotiations with our board of directors based upon careful consideration of the proposed terms, such as the price to be paid to stockholders, the form of consideration to be paid and the anticipated tax effects of the transaction.

Our certificate of incorporation and bylaws provisions could, however, have the effect of delaying, deferring or discouraging a prospective acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of common stock, thus depriving stockholders of any advantages which large accumulations of stock might provide.

Set forth below is a summary of the relevant provisions of our certificate of incorporation and bylaws and certain applicable sections of the General Corporation Law of the State of Delaware. For additional information we refer you to the provisions of our certificate of incorporation, our bylaws and the sections of the General Corporation Law of the State of Delaware.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware regulating corporate takeovers. In general, Section 203, subject to certain exceptions, prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such person or entity became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•	at or subsequent to such date of the transaction that resulted in a person or entity becoming an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests. In addition, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to our certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

In general, Section 203 defines “business combination” as:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	an affiliate or associate of the above.

Our certificate of incorporation and bylaws do not exclude us from the restrictions imposed under Section 203. We anticipate that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Classified Board of Directors

Our certificate of incorporation provides for our board of directors to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board of directors will be elected each year. Under Section 141 of the General Corporation Law of the State of Delaware, unless the certificate of incorporation provides otherwise, directors serving on a classified board can only be removed for cause. Accordingly, our directors may only be removed for cause. The provision for our classified board of directors may be amended, altered or repealed only upon the affirmative vote of the holders of 66 2/3% of our outstanding voting stock.

The provision for a classified board of directors could prevent a party that acquires control of a majority of the outstanding voting stock from obtaining control of our board of directors until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board of directors provision could have the effect of discouraging a potential acquiror from making a tender offer for shares of common stock or otherwise attempting to obtain control of us and could increase the likelihood that our incumbent directors will retain their positions.

We believe that a classified board of directors will help to assure the continuity and stability of our board and our business strategies and policies as determined by our board of directors because a majority of the directors at any given time will have prior experience on our board. The classified board of directors provision should also help to ensure that our board of directors, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

Number of Directors; Removal; Vacancies

Our certificate of incorporation and bylaws provide that the number of directors shall be fixed by the affirmative vote of our board of directors or by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock. Upon consummation of this offering, the size of our board of directors will be fixed at eight directors.

Pursuant to our certificate of incorporation, each director will serve until his or her successor is duly elected and qualified, unless he or she resigns, dies, becomes disqualified or is removed. Our certificate of incorporation also provides that, subject to the rights of the holders of any series of preferred stock, directors may be removed, but only for cause.

Our certificate of incorporation further provides that generally, vacancies or newly created directorships in our board may only be filled by a resolution approved by a majority of our board of directors and any director so chosen will hold office until the next election of the class for which such director was chosen.

Stockholder Action; Special Meetings

Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the Chairman of our board of directors, our Chief Executive Officer or our Secretary at the written request of a majority of the number of directors that we would have if there were no vacancies on our board of directors. Unless our board of directors determines otherwise, the Chairman or another designated officer has sole discretion to determine the order of business and procedure at annual and special meetings of stockholders. In addition, stockholders are not permitted to call a special meeting or to require our board of directors to call a special meeting. Stockholders also may not bring business before a special meeting of stockholders.

Stockholder Proposals and Nominations

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of such proposed business in writing. To be timely, a stockholder’s notice generally must be delivered to or mailed and received at our principal executive office not less than 90 days or more than 120 days prior to the first anniversary of the preceding year’s annual meeting.

Our bylaws also provide certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders. A stockholder’s notice must set forth, among other things, as to each business matter or nomination the stockholder proposes to bring before the meeting:

•	the name and address of the stockholder and the beneficial owner, if any, on whose behalf the proposal or nomination is made;

•	the class and number of shares that are owned of record and beneficially by the stockholder proposing the business or nominating the nominee;

•	a representation that the stockholder giving the notice is a holder of record of shares of our voting stock entitled to vote at such annual meeting and intends to appear in person or by proxy at the annual meeting to propose the business or nominate the person or persons specified in the notice, as applicable; and

•	whether such stockholder or beneficial owner intends to deliver a proxy statement and forms of proxy to holders of at least the percentage of shares of our voting stock required to approve such proposal or nominate such nominee or nominees.

If the stockholder is nominating a candidate for director, the stockholder’s notice must also include the name, age, business address, residence address and occupancy of the nominee proposed by the stockholder and the signed consent of the nominee to serve as a director on our board of directors if so elected. The candidate may also be required to present certain information and make certain representations and agreements at our request.

In addition, a stockholder must also comply with all applicable requirements of the Exchange Act and the rules and regulations under the Exchange Act with respect to matters relating to nomination of candidates for directors.

Amendment of Certificate of Incorporation

Except as otherwise provided by law or our certificate of incorporation, our certificate of incorporation may be amended, altered or repealed at a meeting of the stockholders provided that such amendment has been described or referred to in the notice of such meeting or a meeting of our board of directors.

Amendment of Bylaws

Except as otherwise provided by law, our certificate of incorporation or our bylaws, our bylaws may be amended, altered or repealed at a meeting of the stockholders provided that such amendment has been described or referred to in the notice of such meeting or a meeting of our board of directors, provided that no amendment adopted by the board of directors may vary or conflict with any amendment adopted by the stockholders in accordance with our certificate of incorporation or bylaws.

Transfer Agent and Registrar

Computershare Trust Company, N.A., a wholly owned subsidiary of Computershare Inc., will be the transfer agent and registrar for our common stock.

Listing

We have applied to list our common stock on the NYSE under the symbol “MCP.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that substantial sales may occur, could adversely affect the prevailing market price of our common stock or impair our ability to raise equity capital in the future. Upon the completion of this offering, there will be 81,250,000 shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares of common stock in this offering. Of these shares, the 28,125,000 shares sold in this offering by us will be freely tradable in the public market without restriction or further registration under the Securities Act.

The remaining 53,125,000 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below, the provisions of Rules 144 and 701 under the Securities Act and the vesting provisions under restricted stock agreements, these restricted securities will be available for sale in the public market as follows:

Number of
Date	Shares

On the date of this prospectus	0
Between 90 and 180 days after the date of this prospectus	53,125,000
At various times beginning more than 180 days after the date of this prospectus	0

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months, would be entitled to sell an unlimited number of shares of our common stock provided that current public information about us is available and, after owning such shares for at least one year, would be entitled to sell an unlimited number of shares of our common stock without restriction. Our affiliates who have beneficially owned restricted shares of common stock for at least six months are entitled to sell within any three-month period a number of restricted shares that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted stock under Rule 144 by our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, any of our directors, officers, employees, consultants or advisors who purchase shares of common stock from us in connection with a compensatory stock plan or other written agreement before the effective date of this offering, to the extent not subject to a lock-up agreement, is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

We, all of our executive officers and directors and all of our stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. on behalf of the underwriters, we and they will not, directly or indirectly, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of,directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. on behalf of the underwriters, we or such person will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as set forth in “Underwriting.”

Stock Options and Other Equity Awards

Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering the shares of common stock to be issued pursuant to options and other equity awards granted under our equity compensation plan. The registration statement will become effective upon filing. Accordingly, shares registered under the registration statement on Form S-8 will be available for sale in the open market immediately thereafter, after complying with Rule 144 volume limitations applicable to affiliates and with applicable 180-day lock-up agreements.

Registration Rights

The holders of approximately 50,561,029 shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock — Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
TO NON-U.S. HOLDERS

General

The following is a discussion of the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common stock by a non-U.S. holder, as defined below, that acquires our common stock pursuant to this offering. This discussion assumes that a non-U.S. holder will hold our common stock issued pursuant to this offering as a capital asset within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s individual circumstances. In addition, this discussion does not address (i) U.S. federal non-income tax laws, such as gift or estate tax laws, (ii) state, local or non-U.S. tax consequences, (iii) the special tax rules that may apply to certain investors, including, without limitation, banks, insurance companies, financial institutions, controlled foreign corporations, passive foreign investment companies, broker-dealers, grantor trusts, personal holding companies, taxpayers who have elected mark-to-market accounting, tax-exempt entities, regulated investment companies, real estate investment trusts, a partnership or other entity or arrangement classified as a partnership for United States federal income tax purposes or other pass-through entities, or an investor in such entities or arrangements, or U.S. expatriates or former long-term residents of the United States, (iv) the special tax rules that may apply to an investor that acquires, holds, or disposes of our common stock as part of a straddle, hedge, constructive sale, conversion or other integrated transaction, or (v) the impact, if any, of the alternative minimum tax.

This discussion is based on current provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, judicial opinions, and published rulings of the Internal Revenue Service, or the IRS, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

As used in this discussion, the term “U.S. person” means a person that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity taxed as a corporation) created or organized (or treated as created or organized) in the United States or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. person.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes or a partner in such partnership should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the acquisition, ownership and disposition of our common stock.

THIS DISCUSSION IS ONLY A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL ESTATE AND GIFT TAX LAWS, AND ANY APPLICABLE TAX TREATY.

Income Tax Consequences of an Investment in Common Stock

Distributions on Common Stock

As discussed under “Dividend Policy,” we do not anticipate paying dividends. If we pay cash or distribute property to holders of shares of common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain from the sale or exchange of the common stock and will be treated as described under “— Gain or Loss on Sale, Exchange or Other Taxable Disposition of Common Stock” below.

Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder that wishes to claim the benefit of an applicable tax treaty withholding rate generally will be required to (i) complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a U.S. person and is eligible for the benefits of the applicable tax treaty or (ii) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury Regulations. These forms may need to be periodically updated.

A non-U.S. holder eligible for a reduced rate of withholding of U.S. federal income tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty (including, without limitation, the need to obtain a U.S. taxpayer identification number).

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States, and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, are subject to U.S. federal income tax on a net income basis at the U.S. federal income tax rates generally applicable to a U.S. holder and are not subject to withholding of U.S. federal income tax, provided that the non-U.S. holder establishes an exemption from such withholding by complying with certain certification and disclosure requirements. Any such effectively connected dividends (and, if required, dividends attributable to a U.S. permanent establishment or fixed base) received by a non-U.S. holder that is treated as a foreign corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Gain or Loss on Sale, Exchange or Other Taxable Disposition of Common Stock

Any gain recognized by a non-U.S. holder on a sale or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax, unless:

(i) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder),

(ii) the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, or

(iii) we are or have been a United States real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held the common stock, and, in the case where the shares of our common stock are regularly traded on an established securities market, the non-U.S. holder holds or held (at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period) more than 5% of our common stock. A corporation generally is a

USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we currently are a USRPHC, and we expect to remain a USRPHC.

Any gain recognized by a non-U.S. holder that is described in clause (i) or (iii) of the preceding paragraph generally will be subject to tax at the U.S. federal income tax rates generally applicable to a U.S. person and be required to file a U.S. tax return. Such Non-U.S. holders are urged to consult their tax advisors regarding the possible application of these rules. Any gain of a corporate non-U.S. holder that is described in clause (i) above may also be subject to an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder that is described in clause (ii) of such paragraph generally will be subject to a flat 30% tax (or a lower applicable tax treaty rate) on the U.S. source capital gain derived from the disposition, which may be offset by U.S. source capital losses during the taxable year of the disposition.

Information Reporting and Backup Withholding

We generally must report annually to the IRS and to each non-U.S. holder of our common stock the amount of dividends paid to such holder on our common stock and the tax, if any, withheld with respect to those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement. Information reporting also is generally required with respect to the proceeds from sales and other dispositions of our common stock to or through the U.S. office (and in certain cases, the foreign office) of a broker.

Under some circumstances, U.S. Treasury Regulations require backup withholding of U.S. federal income tax, currently at a rate of 28%, on reportable payments with respect to our common stock. A non-U.S. holder generally may eliminate the requirement for information reporting (other than in respect to dividends, as described above) and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that a holder is a U.S. person.

Backup withholding is not a tax. Rather, the amount of any backup withholding will be allowed as a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such non-U.S. holder to a refund, provided that certain required information is timely furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
J.P. Morgan Securities Inc.
CIBC World Markets Corp.
Credit Suisse Securities (USA) LLC
Stifel, Nicolaus & Company, Incorporated
Dahlman Rose & Company, LLC
Piper Jaffray & Co.
Knight Capital Markets LLC
Houlihan, Lokey, Howard & Zukin Capital, Inc.
GMP Securities L.P.

Total	28,125,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other customary conditions. The underwriting agreement provides for a firm commitment underwriting, and the underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $        a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 4,218,750 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 4,218,750 shares of common stock.

	Total per Share	No Exercise	Full Exercise

Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $2.3 million. The underwriters have agreed to reimburse us for a portion of the total out-of-pocket expenses related to this offering payable by us, excluding underwriting discounts and commissions.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on the NYSE under the symbol “MCP.”

We, all of our executive officers and directors and all of our stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. on behalf of the underwriters, we or such person will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to the sale of shares to the underwriters.

With respect to us, the restrictions described above do not apply to:

•	issuances of shares of our common stock, options, warrants or other equity awards relating to our common stock pursuant to our new stock incentive plan, provided that such shares, options, warrants or other equity awards are restricted through the restricted period;

•	in the case of any existing warrant or option to purchase, or other equity award for, shares of our common stock that is disclosed in this prospectus, the issuance by us of shares of common stock upon the exercise or vesting of such warrant, option or equity award, as the case may be, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with any such issuance by us during the restricted period;

•	issuances of shares of our common stock, options, warrants or other convertible securities relating to our common stock in connection with any bona fide merger, acquisition, business combination, joint venture or strategic or commercial relationship to a third party or group of third parties, of which issuances the underwriters have been advised in advance, provided that the amount of securities issued is not equal to greater than 10% of the number of shares of our common stock outstanding at the time of any such issuance and the recipient of such securities shall agree to be bound by the restrictions described above;

•	the conversion of outstanding shares of our Class A common stock and Class B common stock into shares of our common stock; or

•	the filing of a registration statement on Form S-8 or other appropriate forms as required by the Securities Act, and any amendments thereto, relating to our common stock or other equity-based securities issuable pursuant to the Plan.

With respect to our directors, officers and the other holders of our outstanding stock, the restrictions described above do not apply to:

•	the exercise of a warrant or an option to purchase, or other equity award for, shares of our common stock (provided that any shares of common stock received pursuant to such exercise are subject to the same restrictions as those described above);

•	in the case of an option expiring during the restricted period, the sale or transfer of shares of our common stock to satisfy any payment or withholding obligations in connection with the exercise of an option to purchase, or other equity award for, shares of our common stock, or in connection with any cashless exercise of a warrant to purchase shares of our common stock;

•	the conversion of any preferred stock, Class A common stock, Class B common stock or other equity interest of Molycorp into shares of our common stock;

•	transactions relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering (provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions);

•	transfers of shares of our common stock or any security convertible into our common stock (a) as a bona fide gift, (b) to any affiliate of the director, officer, or other holder of our outstanding common stock, (c) to any trust for the direct or indirect benefit of the director, officer or such other holder of our outstanding stock or an immediate family member of such individual or (d) to any immediate family member of the director, officer or such other holder of our outstanding stock, except that (c) and (d) do not apply to our stockholders that are not individuals;

•	transfers of shares of our common stock or any security convertible into our common stock pursuant to the laws of descent or distribution, except that this exception does not apply to our stockholders that are not individuals;

•	in the case of our stockholders that are not individuals only, distributions of shares of our common stock or any security convertible into shares of our common stock by a stockholder to any partner, member or stockholders of such stockholder; and

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock (provided that such plan does not provide for the transfer of shares of our common stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the director of officer or us during the restricted period);

provided that, in the case of any transfer or distribution pursuant to the fifth, sixth or seventh bullet above, (x) each transferee shall sign and deliver a lock-up letter substantially in the form of the lock-up letter signed by the director or officer and (y) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of our common stock, shall be required or shall be voluntarily made during the restricted period.

The restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the restricted period we issue an earnings release or material news event relating to us occurs, or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved 5% of the shares of common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of Molycorp, Inc. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of Shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of Shares to the public in that Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of Shares to the public” in relation to any Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any Shares in, from or otherwise involving the United Kingdom.

CHANGE IN ACCOUNTANTS

On January 14, 2010, the board of directors of Molycorp, LLC dismissed KPMG LLP as its independent registered public accounting firm.

The report of KPMG LLP on Molycorp Minerals, LLC’s financial statements as of December 31, 2008 and for the period from June 12, 2008 (Inception) through December 31, 2008 (not included in this prospectus) did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the period from June 12, 2008 (Inception) through January 14, 2010, there were: (i) no disagreements (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused KPMG LLP to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements for such years; or (ii) reportable events.

We provided KPMG LLP with a copy of the above disclosures, and requested that KPMG LLP furnish us with a letter addressed to the SEC stating that KPMG LLP agrees with the above statements. A copy of KPMG LLP’s letter is filed as an exhibit to this registration statement.

On January 14, 2010, Molycorp, LLC’s board of directors approved the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the period from June 12, 2008 (Inception) through December 31, 2008 and for the year ended December 31, 2009. Prior to their engagement on January 14, 2010, neither we nor anyone on our behalf consulted with PricewaterhouseCoopers LLP regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us nor oral advice was provided that PricewaterhouseCoopers LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Jones Day. Certain legal matters relating to this offering will be passed on for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2009 and 2008, and for the year ended December 31, 2009, the period from June 12, 2008 (Inception) through December 31, 2008, and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2009 included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

The information appearing in this prospectus concerning estimates of our proven and probable REO reserves and non-reserve REO deposits for the Mountain Pass facility was derived from the report of SRK Consulting, independent mining consultants, and has been included herein upon the authority of SRK Consulting as experts with respect to the matters covered by such report and in giving such report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our common stock being offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules filed thereto. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed with the registration statement. Any statement contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement is not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules to the registration statement may be inspected without charge at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at www.sec.gov that contains reports, proxy and information statement and other information regarding issuers who file electronically with the SEC. You may also inspect our SEC reports and other information at our website at www.molycorp.com. Information on or accessible through our website is not a part of this prospectus.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we intend to file reports, proxy statements and other information with the SEC.

GLOSSARY OF SELECTED MINING TERMS

The following is a glossary of selected mining terms used in this prospectus that may be technical in nature:

Assay	The analysis of the proportions of metals in ore, or the testing of an ore or mineral for composition, purity, weight, or other properties of commercial interest.

Bastnasite	Bastnasite is a mixed Lanthanide fluoro-carbonate mineral (Ln F CO3) that currently provides the bulk of the world’s supply of the light REEs. Bastnasite and monazite are the two most common sources of cerium and other REEs. Bastnasite is found in carbonatites, igneous carbonate rocks that melt at unusually low temperatures.

Cerium	Cerium (Ce) is a soft, silvery, ductile metal which easily oxidizes in air. Cerium is the most abundant of the REEs, and is found in a number of minerals, including monazite and bastnasite.

Concentrate	A mineral processing product that generally describes the material that is produced after crushing and grinding ore effecting significant separation of gangue (waste) minerals from the metal and/or metal minerals, and discarding the waste and minor amounts of metal and/or metal minerals. The resulting “concentrate” of minerals typically has an order of magnitude higher content of minerals than the beginning ore material.

Cut-off grade	The lowest grade of mineralized material that qualifies as ore in a given deposit. The grade above which minerals are considered economically mineable considering the following parameters: estimates over the relevant period of mining costs, ore treatment costs, general and administrative costs, refining costs, royalty expenses, by-product credits, process and refining recovery rates and price.

Didymium	Didymium is a combination of neodymium and praseodymium, approximately 75% neodymium and approximately 25% praseodymium.

Dysprosium	Dysprosium (Dy) is used in high power neodymium iron boron magnets to enhance thermal stability.

Europium	Europium (Eu) is desirable due to its photon emission. Excitation of the europium atom, by absorption of electrons or by UV radiation, results in changes in energy levels that create a visible emission. Almost all practical uses of europium utilize this luminescent behavior.

Gadolinium	Gadolinium (Gd) is a silvery-white, malleable and ductile rare-earth metal. Gadolinium has exceptionally high absorption of neutrons and therefore is used for shielding in neutron radiography and in nuclear reactors. Because of its paramagnetic properties, solutions of organic gadolinium complexes and gadolinium compounds are the most popular intravenous medical magnetic resonance imaging contrast agents in MRI.

Grade	The average REE content, as determined by assay of a ton of ore.

Lanthanum	Lanthanum (La) is the first member of the Lanthanide series. Lanthanum is a strategically important rare earth element due to its use in fluid bed cracking catalysts, FCCs, which are used in the production of transportation and aircraft fuel. Lanthanum is also used in fuel cells and batteries.

Mill	A processing plant that produces a concentrate of the valuable minerals contained in an ore.

Mineralization	The concentration of metals and their compounds in rocks, and the processes involved therein.

Monazite	Monazite is a reddish-brown phosphate mineral. Monazite minerals are typically accompanied by concentrations of uranium and thorium. Because of this, there is no significant rare earth production from monazite today. Monazite is becoming more attractive because it typically has elevated concentrations of heavy rare earths.

Neodymium	Neodymium (Nd) is used in the production of NdFeB permanent magnets. These permanent magnets, which maximize the power/cost ratio, are used in a large variety of motors and mechanical systems. Cellular phones, vehicle systems and certain lasers contain both neodymium magnets and capacitors, which produce powerful electronic generation and boost the power of these devices.

Ore	That part of a mineral deposit which could be economically and legally extracted or produced at the time of reserve determination.

Overburden	In surface mining, overburden is the material that overlays an ore deposit. Overburden is removed prior to mining.

Praseodymium	Praseodymium (Pr) comprising about 4% of the lanthanide content of bastnasite, is a common coloring pigment. Along with neodymium, praseodymium is used to filter certain wavelengths of light. Praseodymium is used in photographic filters, airport signal lenses, and welder’s glasses. As part of an alloy, praseodymium is used in permanent magnet systems designed to make smaller and lighter motors. Praseodymium is also used in automobile and other internal combustion engine pollution control catalysts.

Probable reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proven reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Recovery	The percentage of contained metal actually extracted from ore in the course of processing such ore.

Reserves	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

REO cut-off	Cut-off grade is the percentage of REO that defines the minimum economically recoverable concentration in an ore body.

Samarium	Samarium (Sm) is a silvery-white metallic element that is predominantly used to produce high temperature, high power samarium cobalt.

Strike	The direction of the line of intersection of a REE deposit with the horizontal plane of the ground. The strike of a deposit is the direction of a straight line that connects two points of equal elevation on the deposit.

Tailings	That portion of the mined material that remains after the valuable minerals have been extracted.

Terbium	Terbium (Tb) is a soft, malleable, silvery-grey element of the lanthanide series, used in x-ray and color television tubes.

Tolling	Processing of material owned by others for a fee without taking title to the material.

Yttrium	Yttrium (Y) is predominantly utilized in auto-catalysts. Other uses include resonators, microwave communication devices and other electronic devices.

INDEX TO FINANCIAL STATEMENTS

Page

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2009 and December 31, 2008	F-3
Consolidated Statements of Operations for the year ended December 31, 2009, for the period from June 12, 2008 (Inception) through December 31, 2008 and for the period from June 12, 2008 (Inception) through December 31, 2009
F-4
Consolidated Statements of Members’ Equity for the year ended December 31, 2009 and for the period from June 12, 2008 (Inception) through December 31, 2008	F-5
Consolidated Statements of Cash Flows for the year ended December 31, 2009, for the period from June 12, 2008 (Inception) through December 31, 2008 and for the period from June 12, 2008 (Inception) through December 31, 2009
F-6
Notes to Consolidated Financial Statements	F-7
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:
Condensed Consolidated Balance Sheets as of March 31, 2010 and December 31, 2009 (Unaudited)	F-20
Condensed Consolidated Statements of Operations for the three months ended March 31, 2009 and 2010 and for the period from June 12, 2008 (inception) through March 31, 2010 (Unaudited)	F-21
Condensed Consolidated Statements of Members’ Equity for the three months ended March 31, 2010 (Unaudited)	F-22
Condensed Consolidated Statements of Cash Flows for the year three months ended March 31, 2010 and 2009 and for the period from June 12, 2008 (inception) through March 31, 2010 (Unaudited)	F-23
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-24

Report of Independent Registered Public Accounting Firm

To the Members of Molycorp, LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of members’ equity and of cash flows present fairly, in all material respects, the financial position of Molycorp, LLC and its wholly-owned subsidiary (a development stage company) at December 31, 2009 and 2008, and the results of their operations and their cash flows for the year ended December 31, 2009, the period from June 12, 2008 (Inception) through December 31, 2008, and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Phoenix, Arizona
April 16, 2010, except for
Note 12(c) for which the
date is as of July 9, 2010

MOLYCORP, LLC

(A Company in the Development Stage)
Consolidated Balance Sheets
(In thousands)

	December 31,	December 31,
	2009	2008

ASSETS
Current assets:
Cash and cash equivalents	$6,929	$2,189
Trade accounts receivable	1,221	1,346
Inventory	8,545	2,990
Prepaid expenses and other	1,825	2,185

Total current assets	18,520	8,710

Non-current assets:
Property, plant and equipment, net	$66,352	$63,053
Inventory	12,090	13,122
Investment in joint venture	—	9,700
Intangible asset, net	704	770

Total non-current assets	79,146	86,645

Total assets	$97,666	$95,355

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Trade accounts payable	$2,886	$2,250
Accrued expenses	5,963	1,446
Current portion of asset retirement obligation	693	387

Total current liabilities	9,542	4,083

Non-current liabilities:
Asset retirement obligation	$13,509	$13,196

Total liabilities	23,051	17,279

Members’ equity:
Paid-in capital	117,276	92,150
Deficit accumulated during the development stage	(42,661)	(14,074)

Total members’ equity	74,615	78,076

Total liabilities and members’ equity	$97,666	$95,355

See accompanying notes to consolidated financial statements.

MOLYCORP, LLC

(A Company in the Development Stage)
Consolidated Statements of Operations
(In thousands, except share and per share data)

		June 12, 2008	June 12, 2008
		(Inception)	(Inception)
	Year Ended	Through	Through
	December 31, 2009	December 31, 2008	December 31, 2009

Net sales	$7,093	$2,137	$9,230
Operating costs and expenses:
Cost of goods sold	(21,785)	(13,027)	(34,812)
Selling, general, and administrative	(12,685)	(2,979)	(15,664)
Depreciation and amortization	(191)	(19)	(210)
Accretion expense	(1,006)	(250)	(1,256)

Operating loss	(28,574)	(14,138)	(42,712)

Other income (expense):
Other income	181	54	235
Interest income (expense)	(194)	10	(184)

Net loss	$(28,587)	$(14,074)	$(42,661)

Weighted average shares outstanding	38,921,015	38,234,354	38,676,385
Loss per share:
Basic	$(0.73)	$(0.37)	$(1.10)
Diluted	$(0.73)	$(0.37)	$(1.10)

See accompanying notes to consolidated financial statements.

MOLYCORP, LLC

(A Company in the Development Stage)
Consolidated Statements of Members’ Equity
(In thousands, except share amounts)

			Deficit
			Accumulated
	Common Stock		During the	Total
	Common	Paid-in	Development	Members’
	Shares	Capital	Stage	Equity

Balance at June 12, 2008 (Inception)		$—	$—	$—
Issuance of common shares	38,168,423	92,000	—	92,000
Employee compensation agreement	65,931	150	—	150
Net loss		—	(14,074)	(14,074)

Balance at December 31, 2008	38,234,354	92,150	(14,074)	78,076
Issuance of shares	3,785,954	18,004	—	18,004
Conversion of short-term borrowings from member plus related accrued interest into common shares	2,267,750	6,831	—	6,831
Exercise of employee options	20,746	50		50
Employee compensation agreement		241	—	241
Net loss		—	(28,587)	(28,587)

Balance at December 31, 2009	44,308,804	$117,276	$(42,661)	$74,615

See accompanying notes to consolidated financial statements.

MOLYCORP, LLC

(A Company in the Development Stage)
Consolidated Statements of Cash Flows
(In thousands)

		June 12, 2008	June 12, 2008
		(Inception)	(Inception)
	Year Ended	Through	Through
	December 31, 2009	December 31, 2008	December 31, 2009

Cash flows from operating activities:
Net loss	$(28,587)	$(14,074)	$(42,661)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,896	936	4,832
Accretion of asset retirement obligation	1,006	250	1,256
Non-cash inventory write-downs	9,035	9,509	18,544
Non-cash stock compensation expense	241	150	391
Loss on sale of assets	2	—	2
Changes in operating assets and liabilities:
Accounts receivable	125	(1,897)	(1,772)
Other current assets	345	—	345
Inventory	(13,557)	(3,440)	(16,997)
Prepaid expenses	15	(1,634)	(1,619)
Accounts payable	(254)	642	388
Asset retirement obligation	(387)	—	(387)
Accrued expenses	5,749	2,218	7,967

Net cash used in operating activities	(22,371)	(7,340)	(29,711)

Cash flows from investing activities:
Acquisition of the Mountain Pass facility	—	(82,150)	(82,150)
Proceeds from sale of investment in joint venture	9,700	—	9,700
Capital expenditures	(7,285)	(321)	(7,606)
Proceeds from sale of assets	5	—	5

Net cash provided by (used in) investing activities	2,420	(82,471)	(80,051)

Cash flows provided by financing activities:
Capital contributions from members	18,004	92,000	110,004
Proceeds from exercise of options	50	—	50
Short-term borrowings from member	6,637	—	6,637

Net cash provided by financing activities	24,691	92,000	116,691

Net increase in cash and cash equivalents	4,740	2,189	6,929
Cash and cash equivalents at beginning of the year	2,189	—	—

Cash and cash equivalents at end of year	$6,929	$2,189	$6,929

Supplemental disclosure of non-cash activities:
Conversion of short-term borrowings from member plus accrued interest, into common shares	$6,831

See accompanying notes to consolidated financial statements.

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(1)	Company Background

Molycorp, LLC (the “Company” or “Molycorp”) was formed on September 9, 2009, as a Delaware limited liability company. Upon such formation, the members of Molycorp Minerals, LLC (“Molycorp Minerals”) exchanged their ownership interests for ownership interests in Molycorp. These transactions were accounted for as a reorganization of entities under common control at historical cost. Accordingly, the accompanying financial information for periods prior to Molycorp’s formation is the historical financial information of Molycorp Minerals.

Molycorp Minerals, previously known as Rare Earth Acquisition LLC (which was formed on June 12, 2008), acquired the Mountain Pass, California rare earth deposit and associated assets (the “Mountain Pass facility”) and assumed certain liabilities from Chevron Mining, Inc. (“Chevron”) on September 30, 2008.

The Mountain Pass facility is located in San Bernardino County, California and is the only significant developed rare earth resource in the western world. Rare earth elements (“REEs”) are a group of specialty elements with unique properties that make them critical to many existing and emerging applications including:

•	Clean-energy technologies such as hybrid and electric vehicles, wind turbines and compact florescent lighting;

•	High-technology applications including cell phones, personal digital assistant devices, digital music players, hard disk drives used in computers, computing devices, “ear bud” speakers and microphones, as well as fiber optics, lasers and optical temperature sensors;

•	Critical defense applications such as guidance and control systems, communications, global positioning systems, radar and sonar; and

•	Advanced water treatment applications including those for industrial, military, homeland security, domestic and foreign aid use.

The REE group includes 17 elements, namely the 15 lanthanide elements, which are lanthanum, cerium, praseodymium, promethium (which does not occur naturally), neodymium, samarium, europium, gadolinium, terbium, dysprosium, holmium, erbium, thulium, ytterbium, and lutetium, and two elements that have similar chemical properties to the lanthanide elements — yttrium and scandium. The oxides produced from processing REEs are collectively referred to as rare earth oxides (“REOs”). Bastnasite is a mineral that contains REEs.

Operations at the Mountain Pass facility began in 1952 under Molybdenum Corporation of America (“MCA”). MCA was purchased by Union Oil of California (“Unocal”) in 1977. In 2002, mining operations were suspended at the Mountain Pass facility primarily due to softening prices for REOs and a lack of additional tailings disposal capacity. Chevron Corporation purchased Unocal in 2005.

Prior to the acquisition, operations at the Mountain Pass facility had been suspended with the exception of a pilot processing project to recover neodymium from lanthanum stockpiles produced prior to Chevron’s ownership of the Mountain Pass facility. The neodymium from lanthanum (“NFL”) pilot processing project was undertaken to improve the facility’s REE processing techniques. For the year ended December 31, 2009 and the period from June 12, 2008 (Inception) through December 31, 2008, revenue was generated primarily from the sale of products associated with the NFL pilot processing project.

(2)	Basis of Presentation

The Company’s acquisition of the Mountain Pass facility has been accounted for as an acquisition of net assets and not a business combination. As described below, the Company’s current business plan includes investing substantial capital to restart mining operations, construct and refurbish processing facilities and other

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Consolidated Financial Statements — (Continued)

infrastructure, and to expand into metal and alloy production. Molycorp will continue as a development stage company until these activities have been completed which is currently expected by the end of 2012.

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

The Company has evaluated subsequent events through April 16, 2010, which is the date the accompanying financial statements were available to be issued.

(3)	Liquidity and Capital Requirements

Most of the facilities and equipment acquired with the Mountain Pass facility are at least 20 years old and must be modernized or replaced. Under its current business plan, the Company intends to spend approximately $511 million through 2012 to restart mining operations, construct and refurbish processing facilities and other infrastructure at the Mountain Pass facility and expand into metal and alloy production. Capital expenditures under this plan total approximately $53 million in 2010. The Company expects to finance these expenditures, as well as its working capital requirements, with proceeds from planned public and/or private offerings of its securities or project financing. There can be no assurance that the Company will be successful in the anticipated offerings or that it will be successful in raising additional capital in the future on terms acceptable to the Company, or at all.

If the Company is unable to raise sufficient capital through the planned securities offerings, additional capital contributions from existing members or other alternative sources of financing, management will implement a short-term business plan in 2010. Under this plan, capital expenditures will be curtailed at mid-year and limited operations at the Mountain Pass facility will continue through December 31, 2010. The Company believes that it will be able to fund the short-term business plan with existing cash and cash equivalents, which totaled $6.9 million at December 31, 2009, and funding commitments from its members totaling $20.0 million.

The accompanying financial statements have been prepared on a going concern basis under which the Company is expected to be able to realize its assets and satisfy its liabilities in the normal course of business. To continue as a going concern beyond 2010 and in order to continue the restart of mining operations and modernization of the Mountain Pass facility, the Company will need to complete the planned securities offerings or obtain alternative sources of financing. Absent additional financing, the Company will not have the resources to execute its current business plan.

(4)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of the financial statements, in accordance with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on the Company’s historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates under different assumptions and conditions.

Significant estimates made by management in the accompanying financial statements include the allocation of the purchase price for the Mountain Pass facility to the assets acquired and liabilities assumed, the collectability of accounts receivable, the recoverability of inventory, the useful lives and recoverability of long-lived assets such as property, plant and equipment and intangible asset, and the adequacy of the

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Consolidated Financial Statements — (Continued)

Company’s asset retirement obligations. The current economic environment has increased the degree of uncertainty inherent in these estimates and the underlying assumptions.

(b)	Revenue and Cost of Goods Sold

Revenue is recognized when persuasive evidence of an arrangement exists, the risks and rewards of ownership have been transferred to the customer, which is generally when title passes, the selling price is fixed or determinable, and collection is reasonably assured. Title generally passes upon shipment of product from the Mountain Pass facility. Prices are generally set at the time of, or prior to, shipment. Transportation and distribution costs are incurred only on sales for which the Company is responsible for delivering the product. Our reported revenues are presented net of freight and shipping costs.

Cost of goods sold includes the cost of production as well as inventory write-downs caused by market price declines. Primary production costs include labor, supplies, maintenance costs, depreciation, and plant overhead.

(c)	Cash

The Company considers cash and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(d)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company reviews its allowance for doubtful accounts on a quarterly basis. As of December 31, 2009 and 2008, an allowance for doubtful accounts was not required.

(e)	Inventories

Inventories consist of work-in-process, finished goods, stockpiles of bastnasite and lanthanum concentrate, and materials and supplies. Inventory cost is determined using the lower of weighted average cost or estimated net realizable value. Inventory expected to be sold in the next 12 months is classified as a current asset in the consolidated balance sheet.

Write-downs to estimated net realizable value are charged to cost of goods sold. Many factors influence the market prices for REOs and, in the absence of established prices contained in customer contracts, management uses an independent pricing source to evaluate market prices for REOs at the end of each quarter. For the year ended December 31, 2009, the period from June 12, 2008 (Inception) through December 31, 2008, and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2009, the Company recognized write-downs of $9.0 million, $9.5 million and $18.5 million, respectively, as a result of declines in REO market prices.

The Company evaluates the carrying value of materials and supply inventories each quarter giving consideration to slow-moving items, obsolescence, excessive levels, and other factors and recognizes related write-downs as necessary.

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Consolidated Financial Statements — (Continued)

At December 31, 2009 and 2008, inventory consisted of the following (in thousands):

	December 31,	December 31,
	2009	2008

Current:
Work in process	$4,797	$52
Finished goods	2,685	1,635
Materials and supplies	1,063	1,303

Total current	$8,545	2,990

Long term:
Concentrate stockpiles	$11,844	$11,862
Work in process	—	681
Finished goods	246	579

Total long term	$12,090	$13,122

(f)	Property, Plant and Equipment, net

Property, plant and equipment associated with the acquisition of the Mountain Pass facility is stated at estimated fair value as of the acquisition date. Expenditures for new property, plant and equipment and improvements that extend the useful life or functionality of the asset are capitalized. The Company incurred $7.1 million in plant modernization costs in 2009, and anticipates incurring approximately $474 million in plant modernization costs from 2010 through 2012. Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2009, the period from June 12, 2008 (Inception) through December 31, 2008, and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2009, was $3.9 million, $0.9 million and $4.8 million, respectively. Maintenance and repair costs are expensed as incurred.

Mineral properties at December 31, 2009 and 2008, represent the estimated fair value of the mineral resources associated with the Mountain Pass facility. The Company will begin to amortize such mineral properties using the units of production method over estimated proven and probable reserves once mining operations resume, which is currently expected to occur in late 2010.

At December 31, 2009 and 2008, property, plant and equipment consisted of the following (in thousands):

	December 31,	December 31,
	2009	2008

Land	$800	$800
Land improvements (15 years)	17,954	17,923
Buildings and improvements (4 to 27 years)	8,458	8,335
Plant and equipment (2 to 12 years)	12,065	11,692
Vehicles (7 years)	1,023	1,031
Computer software (5 years)	1,116	164
Furniture and fixtures (5 years)	41	39
Construction in progress	6,506	851
Mineral properties	23,138	23,138

Property, plant and equipment at cost	71,101	63,973
Less accumulated depreciation	(4,749)	(920)

Property, plant and equipment, net	$66,352	$63,053

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Consolidated Financial Statements — (Continued)

In accordance with ASC 360, Property Plant and Equipment, long-lived assets such as property, plant, and equipment, mineral properties and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company did not recognize any impairment for the year ended December 31, 2009 or the period from June 12, 2008 (Inception) through December 31, 2008.

(g)	Intangible Asset

The Company acquired its trade name in connection with the Mountain Pass facility acquisition. Amortization is provided using the straight-line method based on an estimated useful life of 12 years. Amortization expense for the year ended December 31, 2009, the period from June 12, 2008 (Inception) through December 31, 2008, and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2009 was $65,000, $17,000, and $82,000, respectively. Amortization expense is estimated to be $65,000 annually for the following five years.

(h)	Investment in Joint Venture

In connection with the Mountain Pass facility acquisition, the Company acquired a one third interest in a joint venture with Sumitomo Metals Industries, Ltd. of Japan (Sumitomo) called Sumikin Molycorp (SMO). The Company sold its interest in the joint venture to Sumitomo on July 9, 2009 for cash consideration of $9.7 million and recognized no gain.

(i)	Accrued Expenses

Accrued expenses as of December 31, 2009 and 2008 consisted of the following: (in thousands):

	December 31,	December 31,
	2009	2008

Waste disposal accrual	$1,500	$—
Completion bonus	1,445	650
Defined contribution plan	988	192
Other accrued expenses	2,030	604

Total accrued expenses	$5,963	$1,446

(j)	Asset Retirement Obligation

The Company accounts for reclamation costs, along with other costs related to the closure of the Mountain Pass facility, in accordance with ASC 410-20 Asset Retirement Obligations. This standard requires the Company to recognize asset retirement obligations at estimated fair value in the period in which the obligation is incurred. The Company recognized an asset retirement obligation and corresponding asset retirement cost of $13.3 million in connection with the Mountain Pass facility acquisition. The liability was initially measured at fair value and is subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The asset retirement cost was capitalized as part of the carrying amount of the related long-lived assets and is being depreciated over the assets’ remaining useful lives. Depreciation expense associated with the asset retirement cost was $1.2 million, $0.3 million and $1.5 million for the year ended December 31, 2009, the period from June 12, 2008 (Inception) through December 31, 2008, and

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Consolidated Financial Statements — (Continued)

cumulatively for the period from June 12, 2008 (Inception) through December 31, 2009, respectively. The following table presents the activity in our asset retirement obligation (in thousands):

		September 30, 2008
	Year Ended	Through
	December 31, 2009	December 31, 2008

Balance at beginning of period	$13,583	$13,333
Obligations settled	(387)	—
Accretion expense	1,006	250

Balance at end of period	$14,202	$13,583

The Company is required to provide the applicable governmental agencies with financial assurances relating to its closure and reclamation obligations. As of December 31, 2008, the Company had financial assurance requirements of $26.3 million which were satisfied by instruments obtained by Chevron. In March 2009, the Company replaced these instruments with surety bonds secured by letters of credit or cash collateral provided by the individual members. As of December 31, 2009, the Company had financial assurance requirements of $27.4 million, which were satisfied with surety bonds placed with the California state and regional agencies.

(k)	Income Taxes

As a limited liability company, the Company does not incur or pay federal or state income taxes. Rather, taxable income and losses of the Company are reported on the income tax returns of the Company’s members. As a result, a provision for incomes taxes has not been included in the consolidated statements of operations. See note 12(a) for a discussion regarding the income tax effects of the April 15, 2010 Corporate Reorganization.

(l)	Members’ Equity

Members’ interests are represented by 44,308,804 and 38,234,354 shares of the Company’s common stock at December 31, 2009 and 2008, respectively. Paid-in capital in the consolidated balance sheets represents amounts paid by members or interests earned under certain stock compensation agreements. The Company’s profits, losses and cash distributions are allocated to shareholders generally in accordance with their respective ownership interests, with certain adjustments for tax matters as described in the Company’s Operating Agreement. Certain significant actions of the Company described in the Company’s Operating Agreement require the approval of shareholders holding aggregate ownership interests in the Company of 51% or 76%.

(m)	Earnings (loss) per Share

Basic earnings (loss) per share is computed by dividing the Company’s net income (loss) by the weighted average number of common shares outstanding during the year. Diluted income (loss) per share reflects the dilution of potential common shares in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” and “if converted method,” as applicable, are used for the assumed proceeds upon the exercise of common share equivalents at the average selling prices of the shares during the year. For the year ended December 31, 2009, potential shares associated with 124,468 outstanding stock options were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive due to the Company’s net loss for the year.

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Consolidated Financial Statements — (Continued)

(n)	Comprehensive income (loss)

The Company does not have any items entering into the determination of comprehensive income (loss) other than net income (loss) for the period.

(5)	Acquisition of Mountain Pass Facility

On September 30, 2008, Molycorp completed the acquisition of the Mountain Pass facility for approximately $82.1 million, consisting of $80.0 million in cash paid to Chevron and $2.1 million in related transaction costs. The acquisition has been accounted as an acquisition of net assets. The following table summarizes the allocation of the purchase price to the assets acquired and liabilities assumed (in thousands):

Acquired assets:
Inventory — concentrate stockpiles	$19,201
Inventory — finished goods	1,506
Inventory — work in process	572
Inventory — material and supply	902
Mineral properties	23,138
Land and land improvements	18,723
Property, plant, and equipment	21,354
Trade name	786
Investment in joint venture	9,700

Total assets	95,882
Asset retirement obligation	13,333
Completion bonus	399

Net purchase price	$82,150

As part of the purchase agreement, the Company also retained the services of approximately 100 employees from Chevron, including 43 non-union employees and 57 union employees. Under the terms of the purchase agreement, the Company agreed to continue to provide all retained employees’ salaries at their previous levels for a period of 12 months; provide comparable 401(k) and health benefits, and to honor all vacation days accrued prior to the purchase.

(6)	Employee Benefit Plans

The Company maintains a defined contribution plan for all employees who meet the related eligibility requirements. All former Chevron employees became eligible to participate in the plan on the date of the acquisition while all new employees become eligible to participate after 90 days of service. The Company currently makes a non-elective contribution equal to 4% of compensation for each employee who performed at least 1,000 hours of service and is employed on the last day of the year. In addition, the Company currently matches 100% of the first 3% contributed and 50% of the next 2% contributed by each eligible employee. Employees vest in Company contributions after three years of service. Expense related to this plan totaled $1.0 million, $0.2 million and $1.2 million for the year ended December 31, 2009, the period from June 12, 2008 (Inception) through December 31, 2008, and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2009, respectively. Additionally, accrued expenses at December 31, 2009 and 2008, included $1.0 million and $0.2 million related to this plan, respectively.

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Consolidated Financial Statements — (Continued)

On April 1, 2009, the Company established the Management Incentive Plan (“MIP”), which is a nonqualified deferred compensation plan for the purpose of providing deferred compensation benefits for certain members of management. Under the MIP, participants can defer their base salary and other compensation that is supplemental to his or her base salary and is dependent upon achievement of individual or Company performance goals. It is intended that the MIP constitute an unfunded plan for purposes of the Employee Retirement Income Security Act of 1974, as amended. The amounts of compensation or awards deferred are deemed to be invested in a hypothetical investment as of the date of deferral. For the year ended December 31, 2009, the Company elected to make discretionary contributions to the MIP totaling approximately $47,000. In addition, participants in the MIP program elected to defer approximately $19,000 of their compensation, which is included in other accrued expenses at December 31, 2009.

(7)	Commitments and Contingencies

(a)	Self Insurance

The Company is self-insured for employee healthcare costs, subject to a related stop-loss agreement with an insurance company. The Company recorded a liability of $0.1 million associated with this obligation as of December 31, 2009.

(b)	Future Operating Lease Commitments

The Company has certain operating leases for office space, land, and certain equipment. Remaining annual minimum payments under these leases at December 31, 2009 were $0.2 million in 2010 and $0.1 million in 2011.

(c)	Completion Bonus

In connection with the Mountain Pass facility acquisition, the Company assumed a $0.4 million obligation related to a completion bonus payable to union employees who worked on the NFL pilot processing development project. Under the terms of the related labor agreement, eligible employees were entitled to a bonus of 40 hours of pay at the employee’s base rate for every month spent on the project, regardless of the number of hours worked. The Company recognized the related costs associated with this bonus as employees worked on the project. As of December 31, 2009 and 2008, the accrued completion bonus was $1.4 million and $0.7 million, respectively. The completion bonus was paid in March 2010.

(d)	Labor Contract

Certain Mountain Pass facility employees are covered by a collective bargaining agreement with the United Steelworkers of America which expires on March 15, 2012. At December 31, 2009, 60 employees, or approximately 50% of the Company’s workforce, were covered by this collective bargaining agreement.

(e)	Reclamation Surety Bonds

As of December 31, 2009, Molycorp had placed $27.4 million of surety bonds with California state and regional agencies to secure its Mountain Pass facility closure and reclamation obligations.

(f)	Insurance Premium Financing Agreement

As of December 31, 2009, Molycorp was a party to a short-term premium financing agreement related to its property insurance policies. The unpaid principal balance of $0.4 million is included in accrued expenses in the consolidated balance sheet. The agreement requires monthly principal and interest payments of $41,592 through November 2010.

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Consolidated Financial Statements — (Continued)

(g)	Licenses and Permits

The Company is subject to numerous and detailed federal, state and local environmental laws, regulations and permits including health and safety, environmental, and air quality. The Company must obtain a number of additional permits in order to complete the plant modernization and expansion. The Company is subject to strict conditions, requirements and obligations relating to various environmental and health and safety matters in connection with the current permits, and the Company anticipates additional conditions, requirements and obligations associated with the additional permits required for future operations, including the modernization and expansion of the Mountain Pass facility. Certain conditions could be imposed in order to obtain the required permits including requirements to conduct additional environmental studies and collect and present data to government authorities pertaining to the potential impact of current and future operations upon the environment. Accordingly, the required permits may not be issued, maintained or renewed in a timely fashion if at all, or may be issued or renewed upon conditions that restrict the Company’s ability to conduct its operations economically. Any failure, significant delay or significant change in conditions that is required to obtain, maintain or renew permits, could have a material adverse effect on the Company’s business, results of operations and financial condition.

(8)	Stock Based Compensation

The Company’s Chief Executive Officer received a signing bonus, of which $350,000 was paid in cash and $150,000 was paid through the issuance of 65,931 shares of common stock. The per share value of the common stock at the date of issuance approximates the per share amount contributed by other members. These shares vested immediately and the related expense was recognized during the period from June 12, 2008 (Inception) through December 31, 2008.

The Company issued an option to its Chief Executive Officer for the purchase of 145,214 shares of Company stock on April 10, 2009. The option vested on the date of grant and had a stated exercise price of $2.41 per share. The fair value of the stock at the time of issuance was estimated to be $3.01 per share based on the share price established in a related party financing agreement executed shortly after the issuance of the option. In measuring compensation expense, the Company estimated the fair value of the award on the grant date using the Black-Scholes-Merton option valuation model. Option valuation models require the input of highly subjective assumptions, including the expected volatility of the price of the underlying stock.

The following assumptions were used to compute the fair value of the option grant:

Risk free interest rate	0.60%
Dividend yield	—
Estimated volatility	146%
Expected option life	10 months

The Company’s computation of the estimated volatility was based on the historical volatility of a group of peer companies’ common stock over the expected option life. The peer information was used because Molycorp is not publicly traded and therefore does not have the market trading history required to calculate a meaningful volatility factor. The computation of expected option life was determined based on a reasonable expectation of the option life prior to being exercised or forfeited. The risk-free interest rate assumption was based on the U.S. Treasury constant maturity yield at the date of grant over the expected life of the option.

For the year ended December 31, 2009, the Company recognized stock-based compensation related to this option grant of $241,000.

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Consolidated Financial Statements — (Continued)

A summary of Molycorp’s stock option activity for the year ended December 31, 2009, is as follows:

			Estimated
		Exercise	Grant-Date	Remaining
	Shares	Price	Fair Value	Life

Outstanding options at beginning of period	—	—	—	—
Granted and vested	145,214	2.41	1.66	10 months
Exercised	20,746	2.41	1.66	—
Forfeited	—	—	—	—
Vested options outstanding end of period	124,468	2.41	1.66	2 months

Effective November 1, 2009, the Company issued 5,880,000 incentive shares of Molycorp Minerals to certain employees and independent directors. Pursuant to the terms of Molycorp Minerals’ Second Amendment and Restated Operating Agreement dated September 10, 2009, the incentive shares have no voting rights and are intended to constitute a “profits interests” as defined under Internal Revenue Service regulations. Holders of incentive shares have no capital accounts, but are entitled to receive cash distributions from the Company in amounts ranging from 3.2% to 7.0% of excess distributions after common shareholders have received an annually compounded 10% return of their capital contributions. The distribution percentage applied is based on the cumulative return on investment received by the common shareholders.

The incentive shares vest at a rate of one-third per year on the anniversary date of the award, subject to acceleration at the Company’s discretion or six months after a change in control or a public offering of equity interest in the Company. Upon termination, unvested shares are forfeited and vested shares may be repurchased by the Company’s at its discretion. The purchase price of vested shares is based upon an assumed liquidation of the Company’s assets at book value and is subject to the same distribution terms as the cash distribution described above. Due to the Company’s option to repurchase vested shares of terminated participants at a price other than fair value, the incentive shares are classified as liabilities measured using the intrinsic value method. These liabilities will be remeasured at each reporting date until the shares are forfeited or repurchased. As of December 31, 2009, the intrinsic value of the incentive shares was zero.

(9)	Concentrations

(a)	Limited Number of Products

The Company’s current operations are limited to the production and sale of REOs from stockpiled concentrates and it does not have the capability to significantly alter its product mix prior to completing the modernization and expansion of the Mountain Pass facility and the restart of mining operations. Sales of lanthanum concentrate accounted for 82% and 72% of our sales for the year ended December 31, 2009 and for the period from June 12, 2008 (Inception) through December 31, 2008, respectively.

(b)	Limited Number of Customers

There is a limited market for the Company’s lanthanum concentrate and its two largest customers comprised 82% (55% of the total corresponds to the Company’s largest customer and 27% of the total corresponds to the Company’s second largest customer) and 72% (57% of the total corresponds to the Company’s largest customer and 15% of the total corresponds to the Company’s second largest customer) of the Company’s total product revenue for the year ended December 31, 2009 and for the period from June 12, 2008 (Inception) through December 31, 2008, respectively.

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Consolidated Financial Statements — (Continued)

(c)	Single Geographic Location

Currently, the Company’s only mining and production facility is the Mountain Pass facility and the Company’s viability is based on the successful modernization and expansion of its operations. The deterioration or destruction of any part of the Mountain Pass facility, or legal restrictions related to current or anticipated operations at the Mountain Pass facility, may significantly hinder the Company’s ability to reach or maintain full planned production rates within the expected time frame, if at all.

(10)	Related Party Transactions

In connection with the Mountain Pass facility acquisition, certain members incurred acquisition costs that were subsequently reimbursed by Molycorp. At December 31, 2008, accrued expenses included approximately $0.2 million related to this reimbursement obligation.

In February 2009, the Company’s members provided letters of credit and/or cash collateral totaling $18.2 million to secure the surety bonds issued for the benefit of certain regulatory agencies relating to the Company’s Mountain Pass facility closure and reclamation obligations. The Company has agreed to pay each member a 5% annual return on the amount of collateral provided. Under the terms of the agreement, the members may receive quarterly payments, delayed payments, or payments-in-kind of common shares at a price of $100.99 per share. During the year ended December 31, 2009, the Company recognized approximately $0.8 million in compensation to the members under this agreement which is included in selling, general and administrative expense in the consolidated statement of operations. At December 31, 2009, accrued expenses in the consolidated balance sheet included $0.6 million payable to members.

In May and July 2009, Molycorp entered into transactions with a member under which it borrowed an aggregate $6.6 million, secured by certain product inventories. Borrowings under this agreement required interest at a variable rate of LIBOR plus one percent. On November 15, 2009, the member converted outstanding advances plus accrued interest totaling $6.8 million into 2,267,750 shares of Molycorp common stock in settlement of the obligation.

(11)	Recently Issued Accounting Pronouncements

Variable Interest Entities

In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in the variable interest entity (“VIE”). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2010. The Company is evaluating the potential impact of adopting this guidance on the Company’s consolidated financial position, results of operations and cash flows.

Fair Value Accounting

In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require additional disclosures related to: i) transfers in and out of level 1 and 2 fair value measurements and ii) enhanced detail in the level 3 reconciliation. The guidance was amended to provide clarity about: i) the level of disaggregation required for assets and liabilities and ii) the disclosures required for inputs and valuation techniques used to measure fair value for both recurring and nonrecurring measurements that fall in either level 2 or level 3. The updated guidance is effective for the Company’s fiscal year beginning January 1,

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Consolidated Financial Statements — (Continued)

2010, with the exception of the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011. The Company is evaluating the potential impact of adopting this guidance on the Company’s consolidated financial position, results of operations and cash flows.

(12)	Subsequent Events

(a)	Corporate Reorganization

Molycorp, Inc. was formed on March 4, 2010, and on April 15, 2010, the members of Molycorp, LLC contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interests in entities that hold member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class A common stock. Additionally, all holders of profits interests in Molycorp Minerals, LLC, which were represented by incentive shares, contributed all of their incentive shares to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class B common stock. Accordingly, Molycorp, LLC and Molycorp Minerals, LLC became subsidiaries of Molycorp, Inc. All of the shares of Class A common stock and Class B common stock will convert into shares of common stock immediately prior to the consummation of an initial public offering of Molycorp, Inc. common stock.

Molycorp, Inc.’s authorized capital stock consists of common stock, Class A common stock and Class B common stock, and holders of all such stock vote together as one class. Holders of common stock and Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to such number of votes as shall equal the number of shares of common stock into which the shares of Class B common stock would be convertible at the record date upon approval by the Board of Directors pursuant to the terms of the Company’s Certificate of Incorporation. The terms of the Class B common stock with respect to dividends, liquidation and conversion, generally replicate the economics of the original incentive shares of Molycorp Minerals described in note 8.

Molycorp, Inc. is subject to federal and state income taxes and will file consolidated income tax returns. If the corporate reorganization had been effective as of January 1, 2009, our net loss of $28.6 million would have generated an unaudited pro forma deferred income tax benefit of $11.3 million, assuming a combined federal and state statutory income tax rate. However, as realization of such tax benefit would not have been assured, we would have also established a valuation allowance of $11.3 million to eliminate such pro forma tax benefit.

(b)	Related Party Transaction

On April 16, 2010, Molycorp Minerals, LLC executed an agreement under which an affiliate of one of Molycorp, Inc.’s stockholders agreed to purchase up to $5 million of product from Molycorp, Inc. through December 31, 2010. Purchases under the agreement would occur at Molycorp, Inc.’s request at a price per pound based on published index pricing. Upon the resale of any acquired product, Molycorp, Inc. is entitled to receive 50% of the sales price that exceeds a specified level.

  (c)  Stock Split

On July 9, 2010, Molycorp, Inc. completed a 38.23435373-for-one stock split with respect to its Class A common stock and Class B common stock, which has been retroactively reflected for all periods presented in the accompanying financial statements.

Molycorp, LLC Unaudited Condensed Consolidated Financial Statements March 31, 2010

MOLYCORP, LLC

(A Company in the Development Stage)
Condensed Consolidated Balance Sheets (Unaudited)
(In thousands)

	March 31,	December 31,
	2010	2009

ASSETS
Current assets:
Cash and cash equivalents	$7,452	$6,929
Trade accounts receivable	1,423	1,221
Inventory	7,959	8,545
Prepaid expenses and other	2,558	1,825

Total current assets	19,392	18,520

Non-current assets:
Property, plant and equipment, net	$68,813	$66,352
Inventory	12,133	12,090
Intangible asset, net	688	704

Total non-current assets	81,634	79,146

Total assets	$101,026	$97,666

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Trade accounts payable	$5,024	$2,886
Accrued expenses	4,371	5,963
Current portion of asset retirement obligation	618	693

Total current liabilities	10,013	9,542

Non-current liabilities:
Asset retirement obligation	$13,847	$13,509

Total non-current liabilities	13,847	13,509

Total liabilities	23,860	23,051

Members’ equity:
Paid-in capital	127,576	117,276
Deficit accumulated during the development stage	(50,410)	(42,661)

Total Members’ equity	77,166	74,615

Total liabilities and members’ equity	$101,026	$97,666

See accompanying notes to condensed consolidated financial statements.

MOLYCORP, LLC

(A Company in the Development Stage)
Condensed Consolidated Statements of Operations (Unaudited)
 (In thousands, except share and per share data)

			Total from
			June 12, 2008
	Three Months Ended		(Inception) Through
	March 31, 2010	March 31, 2009	March 31, 2010

Net sales	$2,921	$1,699	$12,151
Operating costs and expenses:
Cost of goods sold	(5,853)	(4,727)	(40,665)
Selling, general, and administrative	(4,480)	(2,322)	(20,144)
Depreciation and amortization	(95)	(21)	(305)
Accretion expense	(263)	(252)	(1,519)

Operating loss	(7,770)	(5,623)	(50,482)

Other income (expense):
Other income	21	22	256
Interest income (expense)	—	—	(184)

Net loss	$(7,749)	$(5,601)	$(50,410)

Weighted average shares outstanding	47,417,780	38,234,354	39,873,836
Loss per share:
Basic	$(0.16)	$(0.15)	$(1.26)

Diluted	$(0.16)	$(0.15)	$(1.26)

See accompanying notes to condensed consolidated financial statements.

MOLYCORP, LLC

(A Company in the Development Stage)
Condensed Consolidated Statements of Members’ Equity (Unaudited)
(In thousands, except share amounts)

			Deficit
			Accumulated
	Common Stock		During the	Total
	Common	Paid-In	Development	Members’
	Shares	Capital	Stage	Equity

Balance at December 31, 2009	44,308,804	$117,276	$(42,661)	$74,615
Issuance of common shares	3,785,945	10,000	—	10,000
Exercise of employee options	124,468	300	—	300
Net loss	—	—	(7,749)	(7,749)

Balance at March 31, 2010	48,219,217	$127,576	$(50,410)	$77,166

See accompanying notes to condensed consolidated financial statements.

MOLYCORP, LLC

(A Company in the Development Stage)
Condensed Consolidated Statements of Cash Flows (Unaudited)
(In thousands)

			Total from
			June 12, 2008
	Three Months Ended		(Inception) Through
	March 31, 2010	March 31, 2009	March 31, 2010

Cash flows from operating activities:
Net loss	$(7,749)	$(5,601)	$(50,410)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,004	939	5,836
Accretion of asset retirement obligation	263	252	1,519
Non-cash inventory write-downs	574	2,161	19,118
Non-cash stock compensation expense	—	—	391
Loss on sale of assets	13	—	15
Changes in operating assets and liabilities:
Accounts receivable	(202)	425	(1,974)
Other current assets	(322)	211	23
Inventory	(32)	(3,655)	(17,029)
Prepaid expenses	(411)	(148)	(2,030)
Accounts payable	2,086	(1,303)	2,474
Asset retirement obligation	—	(6)	(387)
Accrued expenses	(2,170)	604	5,797

Net cash used in operating activities	(6,946)	(6,121)	(36,657)

Cash flows from investing activities:
Acquisition of the Mountain Pass facility	—	—	(82,150)
Proceeds from sale of investment in joint venture	—	—	9,700
Capital expenditures	(2,840)	(868)	(10,446)
Proceeds from sale of assets	9	—	14

Net cash used in investing activities	(2,831)	(868)	(82,882)

Cash flows provided by financing activities:
Capital contributions from members	10,000	7,949	120,004
Proceeds from exercise of options	300	—	350
Short-term borrowings from member	—	—	6,637

Net cash provided by financing activities	10,300	7,949	126,991
Net increase in cash and cash equivalents	523	960	7,452
Cash and cash equivalents at beginning of the period	6,929	2,189	—

Cash and cash equivalents at end of period	$7,452	$3,149	$7,452

See accompanying notes to condensed consolidated financial statements.

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Condensed Consolidated Financial Statements
March 31, 2010
(Unaudited)

(1)	Company Background

Molycorp, LLC (the “Company” or “Molycorp”) was formed on September 9, 2009, as a Delaware limited liability company. Upon such formation, the members of Molycorp Minerals, LLC (“Molycorp Minerals”) exchanged their ownership interests for ownership interests in Molycorp. These transactions were accounted for as a reorganization of entities under common control at historical cost. Accordingly, the accompanying financial information for periods prior to Molycorp’s formation is the historical financial information of Molycorp Minerals.

Molycorp Minerals, previously known as Rare Earth Acquisition LLC (which was formed on June 12, 2008), acquired the Mountain Pass, California rare earth deposit and associated assets (the “Mountain Pass facility”) and assumed certain liabilities from Chevron Mining, Inc. (“Chevron”) on September 30, 2008.

The Mountain Pass facility is located in San Bernardino County, California and is the only significant developed rare earth resource in the western world. Rare earth elements (“REEs”) are a group of specialty elements with unique properties that make them critical to many existing and emerging applications including:

•	Clean-energy technologies such as hybrid and electric vehicles, wind turbines and compact florescent lighting;

•	High-technology applications including cell phones, personal digital assistant devices, digital music players, hard disk drives used in computers, computing devices, “ear bud” speakers and microphones, as well as fiber optics, lasers and optical temperature sensors;

•	Critical defense applications such as guidance and control systems, communications, global positioning systems, radar and sonar; and

•	Advanced water treatment applications including those for industrial, military, homeland security, domestic and foreign aid use.

The REE group includes 17 elements, namely the 15 lanthanide elements, which are lanthanum, cerium, praseodymium, promethium (which does not occur naturally), neodymium, samarium, europium, gadolinium, terbium, dysprosium, holmium, erbium, thulium, ytterbium, and lutetium, and two elements that have similar chemical properties to the lanthanide elements — yttrium and scandium. The oxides produced from processing REEs are collectively referred to as rare earth oxides (“REOs”). Bastnasite is a mineral that contains REEs.

Operations at the Mountain Pass facility began in 1952 under Molybdenum Corporation of America (“MCA”). MCA was purchased by Union Oil of California (“Unocal”) in 1977. In 2002, mining operations were suspended at the Mountain Pass facility primarily due to softening prices for REOs and a lack of additional tailings disposal capacity. Chevron Corporation purchased Unocal in 2005.

Prior to the acquisition, operations at the Mountain Pass facility had been suspended with the exception of a pilot processing project to recover neodymium from lanthanum stockpiles produced prior to Chevron’s ownership of the Mountain Pass facility. The neodymium from lanthanum (“NFL”) pilot processing project was undertaken to improve the facility’s REE processing techniques. Since June 12, 2008 (Inception) through March 31, 2010, revenue was generated primarily from the sale of products associated with the NFL pilot processing project, which concluded in February 2010. In April 2010, the Company commenced the second pilot processing campaign to recover cerium, lanthanum, neodymium, praseodymium and samarium/europium/gadolinium concentrate from bastnasite concentrate stockpiles.

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Condensed Consolidated Financial Statements — (Continued)

(2)	Basis of Presentation

The Company’s acquisition of the Mountain Pass facility has been accounted for as an acquisition of net assets and not a business combination. As described below, the Company’s current business plan includes investing substantial capital to restart mining operations, construct and refurbish processing facilities and other infrastructure, and to expand into metal and alloy production. Molycorp will continue as a development stage company until these activities have been completed which is currently expected by the end of 2012.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and Regulation S-X of the Securities and Exchange Commission. As interim financial statements, they do not include all information and notes required by GAAP for complete financial statements. The accompanying unaudited condensed consolidated financial statements reflect all adjustments, which are normal and recurring in nature, and which, in the opinion of management, are necessary for the fair presentation of Molycorp’s financial position, results of operations and cash flows at March 31, 2010, and for all periods presented. These unaudited consolidated financial statements and related notes should be read in conjunction Molycorp’s audited consolidated financial statements and related notes for the year ended December 31, 2009, and the period from June 12, 2008 (Inception) through December 31, 2008. The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

(3)	Liquidity and Capital Requirements

Most of the facilities and equipment acquired with the Mountain Pass facility are at least 20 years old and must be modernized or replaced. Under its current business plan, the Company intends to spend approximately $511 million through 2012 to restart mining operations, construct and refurbish processing facilities and other infrastructure at the Mountain Pass facility and expand into metals and alloys production. Capital expenditures under this plan total approximately $53 million in 2010. The Company expects to finance these expenditures, as well as its working capital requirements, with proceeds from planned public and/or private offerings of its securities, traditional debt financing, project financing and/or federal government programs. There can be no assurance that the Company will be successful in the anticipated offerings or that it will be successful in raising additional capital in the future on terms acceptable to the Company, or at all.

If the Company is unable to raise sufficient capital through the planned securities offerings, additional capital contributions from existing members or other alternative sources of financing, management will implement a short-term business plan in 2010. Under this plan, capital expenditures will be curtailed at mid-year and limited operations at the Mountain Pass facility will continue through March 31, 2011. The Company believes that it will be able to fund the short-term business plan with existing cash and cash equivalents, which totaled $7.5 million at March 31, 2010, and funding commitments from its members totaling $20.0 million.

The accompanying financial statements have been prepared on a going concern basis under which the Company is expected to be able to realize its assets and satisfy its liabilities in the normal course of business. To continue as a going concern beyond March 31, 2011 and in order to continue the restart of mining operations and modernization of the Mountain Pass facility, the Company will need to complete the planned securities offerings or obtain alternative sources of financing. Absent additional financing, the Company will not have the resources to execute its current business plan.

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Condensed Consolidated Financial Statements — (Continued)

(4)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of the financial statements, in accordance with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on the Company’s historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates under different assumptions and conditions.

Significant estimates made by management in the accompanying financial statements include the collectability of accounts receivable, the recoverability of inventory, the useful lives and recoverability of long-lived assets such as property, plant and equipment and intangible asset, and the adequacy of the Company’s asset retirement obligations. The current economic environment has increased the degree of uncertainty inherent in these estimates and the underlying assumptions.

(b)	Revenue and Cost of Goods Sold

Revenue is recognized when persuasive evidence of an arrangement exists, the risks and rewards of ownership have been transferred to the customer, which is generally when title passes, the selling price is fixed or determinable, and collection is reasonably assured. Title generally passes upon shipment of product from the Mountain Pass facility. Prices are generally set at the time of, or prior to, shipment. Transportation and distribution costs are incurred only on sales for which the Company is responsible for delivering the product. Our reported revenues are presented net of freight and shipping costs.

Cost of goods sold includes the cost of production as well as inventory write-downs caused by market price declines. Primary production costs include labor, supplies, maintenance costs, depreciation, and plant overhead.

(c)	Cash

The Company considers cash and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(d)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company reviews its allowance for doubtful accounts on a quarterly basis. As of March 31, 2010 and December 31, 2009, an allowance for doubtful accounts was not required.

(e)	Inventories

Inventories consist of work-in-process, finished goods, stockpiles of bastnasite and lanthanum concentrate, and materials and supplies. Inventory cost is determined using the lower of weighted average cost or estimated net realizable value. Inventory expected to be sold in the next 12 months is classified as a current asset in the consolidated balance sheet.

Write-downs to estimated net realizable value are charged to cost of goods sold. Many factors influence the market prices for REOs and, in the absence of established prices contained in customer contracts, management uses an independent pricing source to evaluate market prices for REOs at the end of each quarter. For the three months ended March 31, 2010 and 2009, and cumulatively for the period from June 12, 2008

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Condensed Consolidated Financial Statements — (Continued)

(Inception) through March 31, 2010, the Company recognized write-downs of $0.6 million $2.2 million, and $19.1 million, respectively, as a result of declines in certain REO market prices.

The Company evaluates the carrying value of materials and supply inventories each quarter giving consideration to slow-moving items, obsolescence, excessive levels, and other factors and recognizes related write-downs as necessary.

At March 31, 2010 and December 31, 2009, inventory consisted of the following (in thousands):

	March 31,	December 31,
	2010	2009

Current:
Work in process	$4,863	$4,797
Finished goods	1,917	2,685
Materials and supplies	1,179	1,063

Total current	$7,959	$8,545

Long term:
Concentrate stockpiles	$11,840	$11,844
Work in process	94	—
Finished goods	199	246

Total long term	$12,133	$12,090

(f)	Property, Plant and Equipment, net

Property, plant and equipment associated with the acquisition of the Mountain Pass facility was recorded at estimated fair value as of the acquisition date. Expenditures for new property, plant and equipment and improvements that extend the useful life or functionality of the asset are capitalized. The Company incurred $3.4 million and $0.4 million in plant modernization costs in the three months ended March 31, 2010 and 2009, respectively.

Mineral properties at March 31, 2010 and December 31, 2009, represent the purchase price allocated to mineral resources associated with the Mountain Pass facility. The Company will begin to amortize such mineral properties using the units of production method over estimated proven and probable reserves once mining operations resume, which is currently expected to occur in late 2010.

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Condensed Consolidated Financial Statements — (Continued)

At March 31, 2010 and December 31, 2009, property, plant and equipment consisted of the following (in thousands):

	March 31,	December 31,
	2010	2009

Land	$800	$800
Land improvements (15 years)	17,954	17,954
Buildings and improvements (4 to 27 years)	8,458	8,458
Plant and equipment (2 to 12 years)	12,006	12,065
Vehicles (7 years)	1,055	1,023
Computer software (5 years)	1,147	1,116
Furniture and fixtures (5 years)	39	41
Construction in progress	9,947	6,506
Mineral properties	23,138	23,138

Property, plant and equipment at cost	74,544	71,101
Less accumulated depreciation	(5,731)	(4,749)

Property, plant and equipment, net	$68,813	$66,352

In accordance with ASC 360, Property Plant and Equipment, long-lived assets such as property, plant, and equipment, mineral properties and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company did not recognize any impairment for the three months ended March 31, 2010 or 2009.

(g)	Intangible Asset

The Company acquired its trade name in connection with the Mountain Pass facility acquisition. Amortization is provided using the straight-line method based on an estimated useful life of 12 years. Amortization expense for the three months ended March 31, 2010 and 2009, and cumulatively for the period from June 12, 2008 (Inception) through March 31, 2010 was $16,250, $16,250, and $98,250, respectively. Amortization expense is estimated to be $65,000 annually for the following five years.

(h)	Investment in Joint Venture

In connection with the Mountain Pass facility acquisition, the Company acquired a one third interest in a joint venture with Sumitomo Metals Industries, Ltd. of Japan (Sumitomo) called Sumikin Molycorp (SMO). The Company sold its interest in the joint venture to Sumitomo on July 9, 2009 for cash consideration of $9.7 million and recognized no gain.

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Condensed Consolidated Financial Statements — (Continued)

(i)	Accrued Expenses

Accrued expenses as of March 31, 2010 and December 31, 2009 consisted of the following: (in thousands):

	March 31,	December 31,
	2010	2009

Waste disposal accrual	$1,875	$1,500
Completion bonus	—	1,445
Defined contribution plan	228	988
Other accrued expenses	2,268	2,030

Total accrued expenses	$4,371	$5,963

(j)	Asset Retirement Obligation

The Company accounts for reclamation costs, along with other costs related to the closure of the Mountain Pass facility, in accordance with ASC 410-20 Asset Retirement Obligations. This standard requires the Company to recognize asset retirement obligations at estimated fair value in the period in which the obligation is incurred. The Company recognized an asset retirement obligation and corresponding asset retirement cost of $13.3 million in connection with the Mountain Pass facility acquisition. The liability was initially measured at fair value and is subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The asset retirement cost was capitalized as part of the carrying amount of the related long-lived assets and is being depreciated over the assets’ remaining useful lives. Depreciation expense associated with the asset retirement cost was $0.3 million, $0.3 million and $1.8 million for the three months ended March 31, 2010, and 2009, and cumulatively for the period from June 12, 2008 (Inception) through March 31, 2010, respectively. The following table presents the activity in our asset retirement obligation (in thousands):

	Three Months	Year
	Ended	Ended
	March 31, 2010	December 31, 2009

Balance at beginning of period	$14,202	$13,583
Obligations settled	—	(387)
Accretion expense	263	1,006

Balance at end of period	$14,465	$14,202

The Company is required to provide the applicable governmental agencies with financial assurances relating to its closure and reclamation obligations. As of December 31, 2008, the Company had financial assurance requirements of $26.3 million which were satisfied by instruments obtained by Chevron. In March 2009, the Company replaced these instruments with surety bonds secured by letters of credit or cash collateral provided by the individual members. As of March 31, 2010, the Company had financial assurance requirements of $27.4 million, which were satisfied with surety bonds placed with the California state and regional agencies.

(k)	Income Taxes

As a limited liability company, the Company does not incur or pay federal or state income taxes. Rather, taxable income and losses of the Company are reported on the income tax returns of the Company’s members. As a result, a provision for incomes taxes has not been included in the consolidated statements of operations.

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Condensed Consolidated Financial Statements — (Continued)

(l)	Members’ Equity

Members’ interests are represented by 48,219,217 and 44,308,804 shares of the Company’s common stock at March 31, 2010 and December 31, 2009, respectively. Paid-in capital in the consolidated balance sheets represents amounts paid by members or interests earned under certain stock compensation agreements. For the three months ended March 31, 2010, the Company received contributions from its members totaling $10 million in exchange for 3,785,945 shares of common stock.

(m)	Earnings (loss) per Share

Basic earnings (loss) per share is computed by dividing the Company’s net income (loss) by the weighted average number of common shares outstanding during the year. Diluted income (loss) per share reflects the dilution of potential common shares in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” and “if converted method,” as applicable, are used for the assumed proceeds upon the exercise of common share equivalents at the average selling prices of the shares during the year. For the three months ended March 31, 2010, and 2009 there were no outstanding stock options or other potential shares outstanding.

(n)	Comprehensive income (loss)

The Company does not have any items entering into the determination of comprehensive income (loss) other than net income (loss) for the period.

(5)	Commitments and Contingencies

(a)	Self Insurance

The Company is self-insured for employee healthcare costs, subject to a related stop-loss agreement with an insurance company. The Company’s accrued liability associated with this obligation was $0.1 million as of March 31, 2010 and December 31, 2009.

(b)	Future Operating Lease Commitments

The Company has certain operating leases for office space, land, and certain equipment. Remaining annual minimum payments under these leases at March 31, 2010 were $0.1 million in 2010 and $0.1 million in 2011.

(c)	Completion Bonus

In connection with the Mountain Pass facility acquisition, the Company assumed a $0.4 million obligation related to a completion bonus payable to union employees who worked on the NFL pilot processing development project. Under the terms of the related labor agreement, eligible employees were entitled to a bonus of 40 hours of pay at the employee’s base rate for every month spent on the project, regardless of the number of hours worked. The Company recognized the related costs associated with this bonus as employees worked on the project. As of December 31, 2009, the accrued completion bonus was $1.4 million. The completion bonus was paid in March 2010.

(d)	Labor Contract

Certain Mountain Pass facility employees are covered by a collective bargaining agreement with the United Steelworkers of America which expires on March 15, 2012. At March 31, 2010, 60 employees, or approximately 50% of the Company’s workforce, were covered by this collective bargaining agreement.

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Condensed Consolidated Financial Statements — (Continued)

(e)	Reclamation Surety Bonds

As of March 31, 2010, Molycorp had placed $27.4 million of surety bonds with California state and regional agencies to secure its Mountain Pass facility closure and reclamation obligations.

(f)	Insurance Premium Financing Agreement

As of March 31, 2009, Molycorp was a party to a short-term premium financing agreement related to its property insurance policies. The unpaid principal balance of $0.3 million is included in accrued expenses in the consolidated balance sheet. The agreement requires monthly principal and interest payments of $41,592 through November 2010.

(g)	Licenses and Permits

The Company is subject to numerous and detailed federal, state and local environmental laws, regulations and permits including health and safety, environmental, and air quality. The Company must obtain a number of additional permits in order to complete the plant modernization and expansion. The Company is subject to strict conditions, requirements and obligations relating to various environmental and health and safety matters in connection with the current permits, and the Company anticipates additional conditions, requirements and obligations associated with the additional permits required for future operations, including the modernization and expansion of the Mountain Pass facility. Certain conditions could be imposed in order to obtain the required permits including requirements to conduct additional environmental studies and collect and present data to government authorities pertaining to the potential impact of current and future operations upon the environment. Accordingly, the required permits may not be issued, maintained or renewed in a timely fashion if at all, or may be issued or renewed upon conditions that restrict the Company’s ability to conduct its operations economically. Any failure, significant delay or significant change in conditions that is required to obtain, maintain or renew permits, could have a material adverse effect on the Company’s business, results of operations and financial condition.

(6)	Stock Based Compensation

The Company issued an option to its Chief Executive Officer on April 10, 2009 for the purchase of 145,214 shares of Company Common stock. The option vested, and the related expense of $241,000 was recognized, on the date of grant. At December 31, 2009, there were vested options outstanding for the purchase of 124,468 shares of common stock with a stated exercise price of $2.41 per share. On February 1, 2010 the remaining options were exercised.

(7)	Concentrations

(a)	Limited Number of Products

The Company’s current operations are limited to the production and sale of REOs from stockpiled concentrates and it does not have the capability to significantly alter its product mix prior to completing the modernization and expansion of the Mountain Pass facility and the restart of mining operations. Sales of lanthanum concentrate accounted for 77% and 63% of our sales for the three months ended March 31, 2010 and 2009, respectively.

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Condensed Consolidated Financial Statements — (Continued)

(b)	Limited Number of Customers

There is a limited market for the Company’s lanthanum concentrate and its largest customer comprised 77% the Company’s total product revenue for the three months ended March 31, 2010. There were no other customers comprising more than 10% of total product revenue during this time period. For the three months ended March 31, 2009, the Company’s two largest customer comprised 63% (59% of the total corresponds to the Company’s largest customer and 4% of the total corresponds to the Company’s second largest customer) of the total product revenue.

(c)	Single Geographic Location

Currently, the Company’s only mining and production facility is the Mountain Pass facility and the Company’s viability is based on the successful modernization and expansion of its operations. The deterioration or destruction of any part of the Mountain Pass facility, or legal restrictions related to current or anticipated operations at the Mountain Pass facility, may significantly hinder the Company’s ability to reach or maintain full planned production rates within the expected time frame, if at all.

(8)	Related Party Transactions

In February 2009, the Company’s members incurred certain costs in providing letters of credit and/or cash collateral to secure the surety bonds issued for the benefit of certain regulatory agencies relating to the Company’s Mountain Pass facility closure and reclamation obligations. The total amount of collateral provided by the members at March 31, 2010 was $18.2 million. The Company has agreed to pay each member a 5% annual return on the amount of collateral provided. Under the terms of the agreement, the members may receive quarterly payments, delayed payments, or payments-in-kind. During the three months ended March 31, 2010 and 2009, the Company recognized approximately $0.2 million and $0.1 million, respectively in compensation to the members under this agreement which is included in selling, general and administrative expense in the consolidated statement of operations. Accrued expenses in the consolidated balance sheets included payables to members totaling $0.8 million and $0.6 million at March 31, 2010 and December 31, 2009, respectively, relating to these agreements.

(9)	Subsequent Events

(a)	Corporate Reorganization

Molycorp, Inc. was formed on March 4, 2010, and on April 15, 2010, the members of Molycorp, LLC contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interests in entities that hold member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class A common stock. Additionally, all holders of profits interests in Molycorp Minerals, LLC, which were represented by incentive shares, contributed all of their incentive shares to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class B common stock. Accordingly, Molycorp, LLC and Molycorp Minerals, LLC became subsidiaries of Molycorp, Inc. All of the shares of Class A common stock and Class B common stock will convert into shares of common stock immediately prior to the consummation of an initial public offering of Molycorp, Inc. common stock.

Molycorp, Inc. is subject to federal and state income taxes and will file consolidated income tax returns. If the corporate reorganization had been effective as of January 1, 2009, our net losses of $7.7 million and $5.6 million for the three months ended March 31, 2010 and 2009, respectively, would have generated pro forma unaudited deferred income tax benefits of approximately $3.0 million and $2.2 million for the three

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Condensed Consolidated Financial Statements — (Continued)

months ended March 31, 2010 and 2009, respectively, assuming a combined federal and state statutory income tax rate. However, as realization of such tax benefit would not have been assured, we would also have established a valuation allowance to eliminate such pro forma tax benefits.

(b)	Related Party Transaction

On April 16, 2010, Molycorp Minerals, LLC executed an agreement under which an affiliate of one of Molycorp, Inc.’s stockholders agreed to purchase up to $5 million of product from Molycorp, Inc. through December 31, 2010. Purchases under the agreement would occur at Molycorp, Inc.’s request at a price per pound based on published index pricing. Upon the resale of any acquired product, Molycorp, Inc. is entitled to receive 50% of the sales price that exceeds a specified level.

(c)	Sale of Securities

On May 28, 2010, existing stockholders of Molycorp, Inc. purchased additional shares of its Class A common stock for $5.0 million.

(d)	Stock Split

On July 9, 2010, Molycorp, Inc. completed a 38.23435373-for-one stock split with respect to its Class A common stock and Class B common stock, which has been retroactively reflected for all periods presented in the accompanying financial statements.

28,125,000 Shares

Molycorp, Inc.

Common Stock

PROSPECTUS

Joint Book-Running Managers

Morgan Stanley
J.P. Morgan

Co-Managers

CIBC
Credit Suisse
Stifel Nicolaus Weisel
Dahlman Rose & Company
Piper Jaffray
Knight/Houlihan Lokey
Griffiths McBurney Corp.

Dealer Prospectus Delivery Obligation

Until          , 2010 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table shows the costs and expenses, other than underwriting discounts and commissions, to be paid by the registrant in connection with this offering. All amounts shown except the SEC registration fee, the New York Stock Exchange Listing fee and the FINRA fee are estimates.

Amount

SEC Registration Fee	$39,204
NYSE Listing Fee	153,500
FINRA Filing Fee	$55,485
Accounting Fees and Expenses	270,000
Legal Fees and Expenses	1,300,000
Printing and Engraving Expenses	250,000
Blue Sky Fees and Expenses	45,000
Transfer Agent and Registrar Fees and Expenses	3,500
Miscellaneous Expenses	200,000

Total	$2,316,689

Item 14.	Indemnification of Officers and Directors.

Section 102(b)(7) of the General Corporation Law of the State of Delaware allows a corporation to include in its certificate of incorporation a provision that limits or eliminates the personal liability of directors of a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the General Corporation Law of the State of Delaware allows a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation to procure a judgment in its favor under the same conditions against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation with respect to such claim, issue or matter. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

Section 174 of the General Corporation Law of the State of Delaware provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Our certificate of incorporation contains a provision that provides that each person who was or is a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, or a proceeding, by reason of the fact that the person is or was a director or an officer of our company, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, or an indemnitee, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by us to the fullest extent permitted or required by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits us to provide broader indemnification rights than such law permitted us to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, the Employment Retirement Income Security Act of 1974 excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, with limited exceptions relating to rights to indemnification, we shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by our board of directors.

Our policy is to enter into separate indemnification agreements with each of our directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the General Corporation Law of the State of Delaware and also provides for certain additional procedural protections.

In addition, our certificate of incorporation states that we may maintain insurance to protect ourselves and any person who is or was a director, officer, employee or agent of our company, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not we would have the power to indemnify such person against such liability under the General Corporation Law of the State of Delaware. We have and intend to maintain director and officer liability insurance, if available on reasonable terms.

Item 15.	Recent Sales of Unregistered Securities.

During the past two years, Molycorp, Inc.’s predecessors, Molycorp, LLC and Molycorp Minerals, LLC, issued unregistered securities to funds affiliated with Resource Capital Funds, Pegasus Capital Advisors, LP, GS Power Holdings LLC, Traxys North America LLC, MP Rare Company LLC and KMSMITH LLC in connection with capital contributions. Prior to February 4, 2009, no additional securities were issued to members; rather, the percentage ownership of each member, and such member’s capital account, was adjusted accordingly. Molycorp, LLC also granted an option to its Chief Executive Officer to purchase member interests, and Molycorp Minerals, LLC awarded profits interests to certain employee and non-employee directors of Molycorp, LLC. The recipients of the securities in these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. The information presented below regarding issuances occurring prior to April 15, 2010 does not give effect to our corporate reorganization as described in the prospectus.

From July 30, 2008 through February 4, 2009 the members of Molycorp Minerals, LLC contributed an aggregate of $100,154,300 to Molycorp Minerals, LLC.

From February 5, 2009 through September 8, 2009, the members of Molycorp Minerals, LLC contributed an aggregate of $50,000 to Molycorp Minerals, LLC in exchange for 542.59 shares.

On September 9, 2009, the members of Molycorp Minerals, LLC exchanged all of their member interests in Molycorp Minerals, LLC in exchange for all of the member interests of Molycorp, LLC. On September 10, 2009, Molycorp Minerals, LLC granted profits interests represented by an aggregate of 5,880,000 incentive shares to certain employees and non-employee directors.

From September 10, 2009 through April 14, 2010, the members of Molycorp, LLC contributed an aggregate of $27,130,946 to Molycorp, LLC in exchange for 260,606.66 shares.

On April 15, 2010, in connection with our corporate reorganization, the members of Molycorp, LLC exchanged either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interests in entities that hold member interests in Molycorp, LLC to Molycorp, LLC in exchange for 1,261,149.25 shares of Class A common stock of Molycorp, Inc., which is effectively equivalent to approximately 48,650,732 shares of common stock of Molycorp, Inc. (based on an assumed offering price of $16.00 per share). Additionally on April 15, 2010, all of the holders of profits interests in Molycorp Minerals, LLC contributed all of their profits interests to Molycorp, Inc. in exchange for 78,788.33 shares of Class B common stock of Molycorp, Inc., which is effectively equivalent to approximately 2,563,971 shares of common stock of Molycorp, Inc. (based on an assumed offering price of $16.00 per share).

On May 28, 2010, Molycorp, Inc. issued and sold an aggregate of 49,519.69 shares of its Class A common stock of Molycorp, Inc., which is effectively equivalent to approximately 1,910,297 shares of common stock of Molycorp, Inc. (based on an assumed offering price of $16.00 per share), to existing holders of its Class A common stock, at $100.97 per share of Class A common stock (or $2.62 per share of common stock of Molycorp, Inc. based on an assumed offering price of $16.00 per share), for aggregate proceeds of $5,000,000.

None of these transactions involved any underwriters or any public offerings, and we believe that they were exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

Item 16.	Exhibits and Financial Statement Schedules.

1.1		Form of Underwriting Agreement
3.1		Certificate of Incorporation of Molycorp, Inc.
3.2		Form of Amended and Restated Certificate of Incorporation of Molycorp, Inc.
3	.3**	Bylaws of Molycorp, Inc.
3.4		Form of Amended Bylaws of Molycorp, Inc.
4.1		Form of Certificate of Molycorp, Inc. Common Stock (after consummation of the offering)
5.1		Opinion of Jones Day
10	.1**	Sales/Buy-Back Agreement, dated May 15, 2009, between Molycorp Minerals, LLC and Traxys North America LLC
10	.2**	Letter Agreement, dated April 16, 2010, between Molycorp Minerals, LLC and Traxys North America LLC
10	.3**	Employment Agreement, dated November 1, 2009, between Molycorp, LLC and Mark A. Smith
10	.4**	Contribution Agreement, dated April 15, 2010, by and among Molycorp, Inc., Molycorp, LLC, Molycorp Minerals, LLC and the parties listed therein
10	.5**	Stockholders Agreement, dated April 15, 2010, by and among Molycorp, Inc. and the parties listed therein
10	.6**	Registration Rights Agreement, dated April 15, 2010, by and among Molycorp, Inc. and the parties listed therein
10	.7**	Form of Restricted Stock Agreement
10	.8**	Molycorp Minerals, LLC Management Incentive Compensation Plan, effective as of April 1, 2009
10	.9**	Termination and Mutual Release Agreement, dated June 16, 2010, between Molycorp Minerals, LLC and Traxys North America LLC
10	.10**	Sales/Buy-Back Agreement, dated June 1, 2010, between Molycorp Minerals, LLC and Traxys North America LLC
10	.11**	Executive Employment Agreement, dated May 21, 2010, between Molycorp, Inc. and Mark A. Smith

10	.12**	Executive Employment Agreement, dated May 21, 2010, between Molycorp, Inc. and James S. Allen
10	.13**	Executive Employment Agreement, dated May 21, 2010, between Molycorp, Inc. and John F. Ashburn, Jr.
10	.14**	Executive Employment Agreement, dated May 21, 2010, between Molycorp, Inc. and John L. Burba
10	.15**	Molycorp, Inc. 2010 Equity and Performance Incentive Plan
10	.16**	Letter Agreement, dated April 15, 2010, among Resource Capital Fund IV, L.P., Resource Capital Fund V, L.P., PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, PP IV MP AIV 3, LLC, TNA Moly Group LLC, MP Rare Company LLC and KMSmith LLC
10.17		Summary of Collateral Arrangement for Surety Bonds
10.18		Form of Director and Officer Indemnification Agreement
16	.1**	Letter from KPMG LLP to the Securities and Exchange Commission
21	.1**	List of Subsidiaries
23.1		Consent of PricewaterhouseCoopers LLP
23	.2**	Consent of SRK Consulting (U.S.), Inc.
23.3		Consent of Jones Day (included in Exhibit 5.1)
23.4		Consent of Roskill Consulting Group Limited
23	.5**	Consent of Industrial Minerals Company of Australia Pty Ltd.
24	.1**	Power of Attorney

**	Previously filed.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Greenwood Village, Colorado, on the 13th day of July 2010.

Molycorp, Inc.

By:	/s/ Mark A. Smith
Mark A. Smith
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mark A. Smith Mark A. Smith	President and Chief Executive Officer and Director (Principal Executive Officer)	July 13, 2010

* James S. Allen	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	July 13, 2010

* Russell D. Ball	Director	July 13, 2010

* Ross R. Bhappu	Chairman of the Board	July 13, 2010

* Brian T. Dolan	Director	July 13, 2010

* Charles R. Henry	Director	July 13, 2010

* Mark S. Kristoff	Director	July 13, 2010

* Alec Machiels	Director	July 13, 2010

* Jack E. Thompson	Director	July 13, 2010

*	The undersigned by signing his name hereto does sign and execute this registration statement on Form S-1 pursuant to the Power of Attorney executed by the above-named directors and officers of the registrant, which has been previously filed on behalf of such directors and officers.

By	/s/ Mark A. Smith
Attorney-in-Fact

July 13, 2010

EXHIBIT INDEX

1.1		Form of Underwriting Agreement
3.1		Certificate of Incorporation of Molycorp, Inc.
3.2		Form of Amended and Restated Certificate of Incorporation of Molycorp, Inc.
3	.3**	Bylaws of Molycorp, Inc.
3.4		Form of Amended Bylaws of Molycorp, Inc.
4.1		Form of Certificate of Molycorp, Inc. Common Stock (after consummation of the offering)
5.1		Opinion of Jones Day
10	.1**	Sales/Buy-Back Agreement, dated May 15, 2009, between Molycorp Minerals, LLC and Traxys North America LLC
10	.2**	Letter Agreement, dated April 16, 2010, between Molycorp Minerals, LLC and Traxys North America LLC
10	.3**	Employment Agreement, dated November 1, 2009, between Molycorp, LLC and Mark A. Smith
10	.4**	Contribution Agreement, dated April 15, 2010, by and among Molycorp, Inc., Molycorp, LLC, Molycorp Minerals, LLC and the parties listed therein
10	.5**	Stockholders Agreement, dated April 15, 2010, by and among Molycorp, Inc. and the parties listed therein
10	.6**	Registration Rights Agreement, dated April 15, 2010, by and among Molycorp, Inc. and the parties listed therein
10	.7**	Form of Restricted Stock Agreement
10	.8**	Molycorp Minerals, LLC Management Incentive Compensation Plan, effective as of April 1, 2009
10	.9**	Termination and Mutual Release Agreement, dated June 16, 2010, between Molycorp Minerals, LLC and Traxys North America LLC
10	.10**	Sales/Buy-Back Agreement, dated June 1, 2010, between Molycorp Minerals, LLC and Traxys North America LLC
10	.11**	Executive Employment Agreement, dated May 21, 2010, between Molycorp, Inc. and Mark A. Smith
10	.12**	Executive Employment Agreement, dated May 21, 2010, between Molycorp, Inc. and James S. Allen
10	.13**	Executive Employment Agreement, dated May 21, 2010, between Molycorp, Inc. and John F. Ashburn, Jr.
10	.14**	Executive Employment Agreement, dated May 21, 2010, between Molycorp, Inc. and John L. Burba
10	.15**	Molycorp, Inc. 2010 Equity and Performance Incentive Plan
10	.16**	Letter Agreement, dated April 15, 2010, among Resource Capital Fund IV, L.P., Resource Capital Fund V, L.P., PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, PP IV MP AIV 3, LLC, TNA Moly Group LLC, MP Rare Company LLC and KMSMITH LLC
10.17		Summary of Collateral Arrangement for Surety Bonds
10.18		Form of Director and Officer Indemnification Agreement
16	.1**	Letter from KPMG LLP to the Securities and Exchange Commission
21	.1**	List of Subsidiaries
23.1		Consent of PricewaterhouseCoopers LLP
23	.2**	Consent of SRK Consulting (U.S.), Inc.
23.3		Consent of Jones Day (included in Exhibit 5.1)
23.4		Consent of Roskill Consulting Group Limited
23	.5**	Consent of Industrial Minerals Company of Australia Pty Ltd.
24	.1**	Power of Attorney

**	Previously filed.